Boddington Operations
Western Australia
Technical Report Summary
Report current as of:
December 31, 2021
Qualified Person:
Mr. Donald Doe, RM SME.

Boddington Operations Western Australia Technical Report Summary

NOTE REGARDING FORWARD-LOOKING INFORMATION

This Technical Report Summary contains forward-looking statements within the meaning of the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934 (and the equivalent under Canadian securities laws), that are intended to be covered by the safe harbor created by such sections. Such forward-looking statements include, without limitation, statements regarding Newmont’s expectation for its mines and any related development or expansions, including estimated cash flows, production, revenue, EBITDA, costs, taxes, capital, rates of return, mine plans, material mined and processed, recoveries and grade, future mineralization, future adjustments and sensitivities and other statements that are not historical facts.
Forward-looking statements address activities, events, or developments that Newmont expects or anticipates will or may occur in the future and are based on current expectations and assumptions. Although Newmont’s management believes that its expectations are based on reasonable assumptions, it can give no assurance that these expectations will prove correct. Such assumptions, include, but are not limited to: (i) there being no significant change to current geotechnical, metallurgical, hydrological and other physical conditions; (ii) permitting, development, operations and expansion of operations and projects being consistent with current expectations and mine plans, including, without limitation, receipt of export approvals; (iii) political developments in any jurisdiction in which Newmont operates being consistent with its current expectations; (iv) certain exchange rate assumptions being approximately consistent with current levels; (v) certain price assumptions for gold, copper, silver, zinc, lead and oil; (vi) prices for key supplies being approximately consistent with current levels; and (vii) other planning assumptions.
Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among others, risks that estimates of mineral reserves and mineral resources are uncertain and the volume and grade of ore actually recovered may vary from our estimates, risks relating to fluctuations in metal prices; risks due to the inherently hazardous nature of mining-related activities; risks related to the jurisdictions in which we operate, uncertainties due to health and safety considerations, including COVID-19, uncertainties related to environmental considerations, including, without limitation, climate change, uncertainties relating to obtaining approvals and permits, including renewals, from governmental regulatory authorities; and uncertainties related to changes in law; as well as those factors discussed in Newmont’s filings with the U.S. Securities and Exchange Commission, including Newmont’s latest Annual Report on Form 10-K for the period ended December 31, 2021, which is available on newmont.com.
Newmont does not undertake any obligation to release publicly revisions to any “forward-looking statement,” including, without limitation, outlook, to reflect events or circumstances after the date of this document, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement. Continued reliance on “forward-looking statements” is at investors’ own risk.

Date: February, 2022	a

Boddington Operations Western Australia Technical Report Summary

CONTENTS

1.0 EXECUTIVE SUMMARY	1-1
1.1 Introduction	1-1
1.2 Terms of Reference	1-1
1.3 Property Setting	1-1
1.4 Ownership	1-1
1.5 Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements	1-2
1.6 Geology and Mineralization	1-3
1.7 History and Exploration	1-3
1.8 Drilling and Sampling	1-4
1.8.1 Drilling	1-4
1.8.2 Hydrogeology	1-4
1.8.3 Geotechnical	1-4
1.8.4 Sampling and Assay	1-5
1.8.5 Quality Assurance and Quality Control	1-5
1.9 Data Verification	1-6
1.10 Metallurgical Testwork	1-6
1.11 Mineral Resource Estimation	1-7
1.11.1 Estimation Methodology	1-7
1.11.2 Mineral Resource Statement	1-8
1.11.3 Factors That May Affect the Mineral Resource Estimate	1-8
1.12 Mineral Reserve Estimation	1-9
1.12.1 Estimation Methodology	1-9
1.12.2 Mineral Reserve Statement	1-11
1.12.3 Factors That May Affect the Mineral Reserve Estimate	1-14
1.13 Mining Methods	1-14
1.14 Recovery Methods	1-14
1.15 Infrastructure	1-15
1.16 Markets and Contracts	1-15
1.17 Environmental, Permitting and Social Considerations	1-16
1.17.1 Environmental Studies and Monitoring	1-16
1.17.2 Closure and Reclamation Considerations	1-16
1.17.3 Permitting	1-17
1.17.4 Social Considerations, Plans, Negotiations and Agreements	1-17
1.18 Capital Cost Estimates	1-17
1.19 Operating Cost Estimates	1-17
1.20 Economic Analysis	1-19
1.20.1 Economic Analysis	1-19
1.20.2 Sensitivity Analysis	1-20
1.21 Risks and Opportunities	1-20
1.21.1 Risks	1-20
1.21.2 Opportunities	1-22

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Boddington Operations Western Australia Technical Report Summary

1.22 Conclusions	1-22
1.23 Recommendations	1-22
2.0 INTRODUCTION	2-1
2.1 Registrant	2-1
2.2 Terms of Reference	2-1
2.2.1 Report Purpose	2-1
2.2.2 Terms of Reference	2-1
2.3 Qualified Persons	2-1
2.4 Site Visits and Scope of Personal Inspection	2-4
2.5 Report Date	2-4
2.6 Information Sources and References	2-4
2.7 Previous Technical Report Summaries	2-4
3.0 PROPERTY DESCRIPTION	3-1
3.1 Introduction	3-1
3.2 Property and Title in Western Australia	3-1
3.2.1 Mineral Title	3-1
3.2.2 Surface Rights	3-2
3.2.3 Native Title and Heritage Protection	3-2
3.2.4 Government Mining Taxes, Levies or Royalties	3-3
3.3 Ownership	3-3
3.3.1 Ownership History	3-3
3.3.2 Current Ownership	3-4
3.4 Property Agreements	3-4
3.4.1 Background	3-4
3.4.2 Management Agreements	3-5
3.5 Mineral Title	3-5
3.6 Surface Rights	3-10
3.7 Native Title	3-10
3.8 Water Rights	3-10
3.9 Royalties	3-12
3.10 Encumbrances	3-12
3.11 Permitting Requirements	3-12
3.12 Significant Factors and Risks That May Affect Access, Title or Work Programs	3-12
4.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	4-1
4.1 Physiography	4-1
4.2 Accessibility	4-1
4.3 Climate	4-1
4.4 Infrastructure	4-1
5.0 HISTORY	5-1
6.0 GEOLOGICAL SETTING, MINERALIZATION, AND DEPOSIT	6-1
6.1 Deposit Type	6-1
6.2 Regional Geology	6-1

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Boddington Operations Western Australia Technical Report Summary

6.3 Local Geology	6-4
6.4 Property Geology	6-4
6.4.1 Lithologies	6-4
6.4.2 Structure and Alteration	6-8
6.4.3 Weathering	6-9
6.4.4 Mineralization	6-9
7.0 EXPLORATION	7-1
7.1 Exploration	7-1
7.1.1 Grids and Surveys	7-1
7.1.2 Geological Mapping	7-1
7.1.3 Geochemistry	7-1
7.1.4 Geophysics	7-2
7.1.5 Petrology, Mineralogy, and Research Studies	7-4
7.1.6 Qualified Person’s Interpretation of the Exploration Information	7-5
7.1.7 Exploration Potential	7-5
7.2 Drilling	7-5
7.2.1 Overview	7-5
7.2.1.1 Drilling on Property	7-6
7.2.1.2 Drilling Excluded For Estimation Purposes	7-6
7.2.2 Drill Methods	7-6
7.2.3 Logging	7-6
7.2.4 Recovery	7-11
7.2.5 Collar Surveys	7-11
7.2.6 Down Hole Surveys	7-11
7.2.7 Blast Hole Drilling	7-11
7.2.8 Comment on Material Results and Interpretation	7-12
7.3 Hydrogeology	7-12
7.3.1 Sampling Methods and Laboratory Determinations	7-12
7.3.2 Comment on Results	7-12
7.3.3 Groundwater Models	7-13
7.3.4 Water Balance	7-13
7.4 Geotechnical	7-13
7.4.1 Sampling Methods and Laboratory Determinations	7-13
7.4.2 Monitoring	7-14
7.4.3 Comment on Results	7-14
8.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY	8-1
8.1 Sampling Methods	8-1
8.2 Sample Security Methods	8-1
8.3 Density Determinations	8-2
8.4 Analytical and Test Laboratories	8-2

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8.5 Sample Preparation	8-3
8.6 Analysis	8-3
8.7 Quality Assurance and Quality Control	8-3
8.8 Database	8-4
8.9 Qualified Person’s Opinion on Sample Preparation, Security, and Analytical Procedures	8-5
9.0 DATA VERIFICATION	9-1
9.1 Internal Data Verification	9-1
9.1.1 Data Validation	9-1
9.1.2 Reviews and Audits	9-1
9.1.3 Mineral Resource and Mineral Reserve Estimates	9-2
9.1.4 Reconciliation	9-2
9.1.5 Subject Matter Expert Reviews	9-2
9.2 External Data Verification	9-3
9.3 Data Verification by Qualified Person	9-3
9.4 Qualified Person’s Opinion on Data Adequacy	9-3
10.0 MINERAL PROCESSING AND METALLURGICAL TESTING	10-1
10.1 Introduction	10-1
10.2 Test Laboratories	10-1
10.3 Metallurgical Testwork	10-1
10.4 Recovery Estimates	10-2
10.5 Metallurgical Variability	10-2
10.6 Deleterious Elements	10-2
10.7 Qualified Person’s Opinion on Data Adequacy	10-3
11.0 MINERAL RESOURCE ESTIMATES	11-1
11.1 Introduction	11-1
11.2 Exploratory Data Analysis	11-1
11.3 Geological Models	11-1
11.4 Density Assignment	11-1
11.5 Composites	11-2
11.6 Grade Capping/Outlier Restrictions	11-2
11.7 Variography	11-2
11.8 Estimation/interpolation Methods	11-2
11.9 Validation	11-3
11.10 Confidence Classification of Mineral Resource Estimate	11-3
11.10.1 Mineral Resource Confidence Classification	11-3
11.10.2 Uncertainties Considered During Confidence Classification	11-4
11.11 Reasonable Prospects of Economic Extraction	11-4
11.11.1 Input Assumptions	11-4
11.11.2 Commodity Price	11-4

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Boddington Operations Western Australia Technical Report Summary

11.11.3 Cut-off	11-4
11.11.4 QP Statement	11-5
11.12 Mineral Resource Statement	11-5
11.13 Uncertainties (Factors) That May Affect the Mineral Resource Estimate	11-8
12.0 MINERAL RESERVE ESTIMATES	12-1
12.1 Introduction	12-1
12.2 Pit Optimization	12-1
12.3 Optimization Inputs and Assumptions	12-1
12.4 Ore Loss and Dilution	12-2
12.5 Stockpiles	12-3
12.6 Commodity Prices	12-3
12.7 Mineral Reserve Statement	12-3
12.8 Uncertainties (Factors) That May Affect the Mineral Reserve Estimate	12-5
13.0 MINING METHODS	13-1
13.1 Introduction	13-1
13.2 Geotechnical Considerations	13-1
13.3 Hydrogeological Considerations	13-3
13.4 Operations	13-4
13.5 Blasting and Explosives	13-4
13.6 Grade Control	13-6
13.7 Production Schedule	13-6
13.8 Equipment	13-6
13.9 Personnel	13-6
14.0 RECOVERY METHODS	14-1
14.1 Process Method Selection	14-1
14.2 Process Plant	14-1
14.2.1 Plant Design	14-1
14.2.2 Equipment Sizing	14-2
14.3 Power and Consumables	14-3
14.4 Personnel	14-3
15.0 INFRASTRUCTURE	15-1
15.1 Introduction	15-1
15.2 Roads and Logistics	15-1
15.3 Waste Rock Storage Facilities	15-1
15.4 Stockpiles	15-3
15.5 Tailings Storage Facilities	15-3
15.6 Water Management Structures	15-4
15.7 Water Supply	15-4
15.8 Camps and Accommodation	15-5
15.9 Power and Electrical	15-5

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Boddington Operations Western Australia Technical Report Summary

16.0 MARKET STUDIES AND CONTRACTS	16-1
16.1 Markets	16-1
16.2 Commodity Price Forecasts	16-1
16.3 Contracts	16-2
17.0 ENVIRONMENTAL STUDIES, PERMITTING, AND PLANS, NEGOTIATIONS, OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS	17-1
17.1 Introduction	17-1
17.2 Baseline and Supporting Studies	17-1
17.3 Environmental Considerations/Monitoring Programs	17-1
17.4 Closure and Reclamation Considerations	17-1
17.4.1 Closure Plans	17-1
17.4.2 Closure Costs	17-2
17.5 Permitting	17-2
17.6 Social Considerations, Plans, Negotiations and Agreements	17-2
17.7 Qualified Person’s Opinion on Adequacy of Current Plans to Address Issues	17-3
18.0 CAPITAL AND OPERATING COSTS	18-1
18.1 Introduction	18-1
18.2 Capital Cost Estimates	18-1
18.2.1 Basis of Estimate	18-1
18.2.2 Capital Cost Estimate Summary	18-1
18.3 Operating Cost Estimates	18-1
18.3.1 Basis of Estimate	18-1
18.3.2 Operating Cost Estimate Summary	18-2
19.0 ECONOMIC ANALYSIS	19-1
19.1 Methodology Used	19-1
19.2 Financial Model Parameters	19-1
19.3 Sensitivity Analysis	19-1
20.0 ADJACENT PROPERTIES	20-1
21.0 OTHER RELEVANT DATA AND INFORMATION	21-1
22.0 INTERPRETATION AND CONCLUSIONS	22-1
22.1 Introduction	22-1
22.2 Property Setting	22-1
22.3 Ownership	22-1
22.4 Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements	22-1
22.5 Geology and Mineralization	22-2
22.6 History	22-2
22.7 Exploration, Drilling, and Sampling	22-2
22.8 Data Verification	22-3
22.9 Metallurgical Testwork	22-4
22.10 Mineral Resource Estimates	22-4

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Boddington Operations Western Australia Technical Report Summary

22.11 Mineral Reserve Estimates	22-5
22.12 Mining Methods	22-5
22.13 Recovery Methods	22-6
22.14 Infrastructure	22-6
22.15 Market Studies	22-7
22.16 Environmental, Permitting and Social Considerations	22-8
22.17 Capital Cost Estimates	22-8
22.18 Operating Cost Estimates	22-8
22.19 Economic Analysis	22-9
22.20 Risks and Opportunities	22-9
22.20.1 Risks	22-9
22.20.2 Opportunities	22-10
22.21 Conclusions	22-10
23.0 RECOMMENDATIONS	23-1
24.0 REFERENCES	24-1
24.1 Bibliography	24-1
24.2 Abbreviations and Symbols	24-4
24.3 Glossary of Terms	24-6
25.0 RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT	25-1
25.1 Introduction	25-1
25.2 Macroeconomic Trends	25-1
25.3 Markets	25-1
25.4 Legal Matters	25-1
25.5 Environmental Matters	25-2
25.6 Stakeholder Accommodations	25-2
25.7 Governmental Factors	25-2

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Boddington Operations Western Australia Technical Report Summary

TABLES

Table 1-1: Measured and Indicated Mineral Resource Statement (Gold)	1-9
Table 1-2: Inferred Mineral Resource Statement (Gold)	1-9
Table 1-3: Measured and Indicated Mineral Resource Statement (Copper)	1-9
Table 1-4: Inferred Mineral Resource Statement (Copper)	1-9
Table 1-5: Proven and Probable Mineral Reserve Statement (Gold)	1-12
Table 1-6: Proven and Probable Mineral Reserve Statement (Copper)	1-12
Table 1-7: Capital Cost Estimate	1-18
Table 1-8: Operating Cost Estimate	1-18
Table 1-9: Cashflow Summary Table	1-19
Table 3-1: Tenure Types in Western Australia	3-2
Table 3-2: Transactions Through Which Newmont Acquired Its Interest in the BGMJV	3-5
Table 3-3: Mineral Tenure Summary Table	3-6
Table 5-1: Exploration and Development History Summary Table	5-2
Table 7-1: Geophysical Surveys	7-4
Table 7-2: Property Drill Summary Table	7-7
Table 7-3: Drill Summary Table Supporting Mineral Resource Estimates	7-7
Table 8-1: Sample Preparation Methods	8-4
Table 9-1: External Data Verification	9-4
Table 11-1: Kriging Estimate Parameters	11-3
Table 11-2: Mineral Resource Confidence Classifications	11-4
Table 11-3: Input Parameters, Open Pit	11-5
Table 11-4: Measured and Indicated Mineral Resource Statement (Gold)	11-6
Table 11-5: Inferred Mineral Resource Statement (Gold)	11-6
Table 11-6: Measured and Indicated Mineral Resource Statement (Copper)	11-6
Table 11-7: Inferred Mineral Resource Statement (Copper)	11-7
Table 12-1: Input Design Parameters	12-2
Table 12-2: Proven and Probable Mineral Reserve Statement (Gold)	12-4
Table 12-3: Proven and Probable Mineral Reserve Statement (Copper)	12-4
Table 13-1: Geotechnical Domains	13-2
Table 13-2: Geotechnical Domain Design Configurations	13-3
Table 13-3: Production Schedule (2022–2030)	13-7
Table 13-4: Production Schedule (2031–2035)	13-7
Table 13-5: Equipment Requirements	13-8
Table 18-1: Capital Cost Estimate	18-1
Table 18-2: Operating Cost Estimate	18-2
Table 19-1: Cashflow Summary Table	19-2
Table 19-2: Annualized Cashflow (2022–2029)	19-3
Table 19-3: Annualized Cashflow (2030–2036)	19-4

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Boddington Operations Western Australia Technical Report Summary

FIGURES

Figure 1-1: NPV Sensitivity	1-20
Figure 2-1: Project Location Plan	2-2
Figure 2-2: Mining Operations Layout Plan	2-3
Figure 3-1: Mineral Tenure Location Plan	3-9
Figure 3-2: Surface Rights Plan	3-11
Figure 6-1: Regional Geology Setting	6-2
Figure 6-2: Regional Geology Map	6-3
Figure 6-3: Stratigraphic Column Schematic	6-5
Figure 6-4: Geology Map	6-6
Figure 6-5: Geological Cross-Section	6-7
Figure 6-6: North Pit (N03) Plan View	6-10
Figure 6-7: North Pit (N03) Section View	6-11
Figure 6-8: S05A Pit, Plan View	6-12
Figure 6-9: S05A Pit, Section View	6-13
Figure 6-10: S09A Pit, Plan View	6-14
Figure 6-11: S09A Pit, Section View	6-15
Figure 7-1: Gravity Image	7-3
Figure 7-2: Regional Drill Collar Location Plan	7-8
Figure 7-3: Regional Drill Collar Location Plan in Operations Vicinity	7-9
Figure 7-4: Drill Collar Location Plan for Drilling Supporting Mineral Resource Estimates	7-10
Figure 13-1: Final Pit Layout Plan	13-5
Figure 14-1: Process Flowsheet	14-2
Figure 15-1: Infrastructure Layout Plan	15-2
Figure 19-1: NPV Sensitivity	19-5

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Boddington Operations Western Australia Technical Report Summary

1.0    EXECUTIVE SUMMARY
1.1    Introduction
This technical report summary (the Report) was prepared for Newmont Corporation (Newmont) on the Boddington Operations (Boddington Operations or the Project) located in southern Western Australia (WA).
1.2    Terms of Reference
The Report was prepared to be attached as an exhibit to support mineral property disclosure, including mineral resource and mineral reserve estimates, for the Boddington Operations in Newmont’s Form 10-K for the year ending December 31, 2021.
Mineral resources and mineral reserves are reported for the North and South pits (also referred to as Wandoo North and Wandoo South). Mineral reserves are also estimated for material in stockpiles.
Gold operations were conducted in two phases. The initial oxide operations, a combination of open pit and underground mining, ran from 1987–2001. The current operations commenced in 2009 from open pit sources.
Unless otherwise indicated, all financial values are reported in Australian dollars (AU$). Unless otherwise indicated, the metric system is used in this Report. Mineral resources and mineral reserves are reported using the definitions in Regulation S–K 1300 (SK1300), under Item 1300. The Report uses US English. The Report contains forward-looking information; refer to the note regarding forward-looking information at the front of the Report.
1.3    Property Setting
The Boddington Operations are located about 130 km southeast of the city of Perth and 17 km northwest of the township of Boddington, and are accessed via a sealed road from the township. Perth is the main source of supplies, and has a large, specialized infrastructure for mining support. Workers commute from Boddington and surrounding settlements to the mine site.
The climate is Mediterranean, with hot, dry summers and cool, wet winters. Mining operations are conducted year-round.
The mine is located on the Darling Plateau in an area of deeply weathered, undulating landscape that ranges from 200–500 meters Relative Level (mRL). Local relief varies by about 100 m, with shallow valley floors adjacent to broadly convex hills.
The mining leases are located largely on private forested land typical of the eastern Jarrah (a type of eucalyptus) forest.
1.4    Ownership
The majority of the Boddington Operations area is located within the original boundaries of a single large tenement (M258SA) granted under a State Agreement known as the Worsley State

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Boddington Operations Western Australia Technical Report Summary

Agreement. M258SA is held by the Worsley Joint Venture (Worsley JV) and permits the mining of bauxite only.
In the early 1980s, the Worsley JV discovered gold mineralization at Boddington. The Worsley State Agreement was amended to enable the granting of all mineral leases under the Mining Act of Western Australia 1978 within the boundaries of M258SA. The Worsley JV established a new joint venture to exploit the gold mineralization, the Boddington Gold Mine Joint Venture (BGMJV). The relationship between the bauxite/alumina operations and the gold operations was regulated under a cross-operation agreement which, in a restated form, continues as of the Report date. The paramount principle regulating the relationship between the Worsley JV and the BGMJV was that bauxite and bauxite operations were to have priority over all other minerals within an area (the Common Area) that was defined within the boundaries of M258SA. This interpretation remains current as of the Report date.
Ownership of the BGMJV changed over time so that the participants in the Worsley JV were no longer the same as the BGMJV participants. In order to accommodate the transfer of ownership to incoming BGMJV participants while maintaining bauxite rights, a series of transactions were entered into that resulted in the present structure whereby the BGMJV participants sublease the mining leases on which the gold mineralization is located.
Since 2009, Newmont has had 100% ownership of the BGMJV. The current parties to the BGMJV are Newmont Boddington Pty Ltd (66⅔%) and Saddleback Investments Pty Ltd (Saddleback; (33⅓%). Both companies are indirectly-wholly owned Newmont subsidiaries.
1.5    Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements
Newmont has an interest in a total of 89 tenements in the Boddington area The total granted area is approximately 21,249 ha and the under-application area is approximately 60,767 ha.
The actual mining area is covered by the following 13 WA Mining Act leases: M70/21–26, M70/564, M70/799, M70/1031, G70/215 and G70/218–219, and M264SA. Mining leases M70/21–26 and M70/799 are the key tenements under which gold mining activity is concentrated.
A total of 26 of the mining tenements are at an application stage. Under the Mining Act of Western Australia 1978, Mining Leases are granted for 21 years and are renewable. Five mining leases (M70/21–25) were renewed in March 2007 for a 21-year term.
Newmont has an automatic right to be granted new subleases when the tenements are renewed. The Worsley JV may renew the mining leases. Through direct lease holding and sub-lease arrangements with the Worsley JV, Newmont holds the rights to minerals other than bauxite in proportion to the Newmont ownership percentages.
The Boddington Operations have freehold ownership of all the eastern and central areas of operations. Within this freehold land are all the existing tailings storage facility (TSF) areas, the plant site, almost all of the area of the main open pit from the former oxide operation, and all but one of the smaller satellite open pits from the 1987–2001 operation. The western portion of the operational area is outside the freehold land is Crown land covered by native forest. Mining operations can be conducted in this area but with certain restrictions imposed by the State Government through the 1978 Mining Act that are applicable to forested Crown lands.

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Boddington Operations Western Australia Technical Report Summary

The Boddington Operations area was previously subject to a land claim registered under the Native Title Act and referred to as the Gnaala Karla Booja Claim. This claim has now been settled (The South West Native Title Settlement) and the settlement between the Western Australian Government and the claimant group became effective in January 2021.
Production royalties on copper, gold, and silver are payable to the WA government and are included in the net smelter return (NSR) cut-off determination.
1.6    Geology and Mineralization
The deposit style is still somewhat controversial. Features consistent with porphyry-style mineralization, classic orogenic shear zones, and intrusion-related gold–copper–bismuth mineralization, are all recognized, giving rise to a variety of genetic interpretations.
The Boddington deposit is hosted within the Wells Formation in the Saddleback Greenstone Belt, which lies in the southeastern corner of the Archaean Yilgarn Craton. The deposit lies within a 6 km strike length of the Wells Formation. For descriptive purposes the deposit is subdivided at approximately 12200 N into two main centers of bedrock mineralization, referred to as Wandoo North (North Pit) and Wandoo South (South Pit). Most of the primary mineralization is hosted within intermediate to felsic intrusive, volcanic, and volcano–sedimentary rocks. The deepest mineralization intercept is at approximately 1,219 m. The laterite zone consists of 1–10 m of topsoil and loose gravel, underlain by 1–2 m of ferruginous duricrust, and a basal zone of 1–10 m of gibbsitic bauxite with goethite, hematite and minor kaolinite. The saprolite zone, 25–80 m thick, typically consists of mottled and ferruginous kaolinitic clays, with preserved rock textures.
Two mineralization stages were recognized. The earliest phase consists of widespread silica–biotite alteration and complex quartz + albite + molybdenite ± muscovite ± clinozoisite ± chalcopyrite veins, all of which are variably deformed by ductile shear zones. Gold in the laterite zones occurs in association with iron and aluminum hydroxides. Gold in the saprolite is hosted in primary quartz veins, in clays immediately adjacent to mineralized quartz veins, and in secondary, shallow-dipping, goethitic horizons. Saprock mineralization reflects the mineralization distribution in the underlying bedrock. Bedrock gold mineralization is hosted in veins, lenses and stockworks. Chalcopyrite and pyrrhotite are the dominant sulfides, with lesser pyrite, sphalerite, cubanite, cobaltite, arsenopyrite, pentlandite, covellite, bismuthinite, digenite, marcasite and galena.
1.7    History and Exploration
Exploration from 1975–2002, prior to Newmont’s Project interest, was conducted by the Geological Survey of Western Australia, Reynolds Australia Mines, the BGMJV, and Alcoa of Australia Limited. Work conducted included geochemical prospecting and sampling, geological mapping, airborne and ground geophysical surveys, drill testing, mineral resource and ore (mineral) reserve estimates, mining studies, environmental studies, applications for environmental approvals, open pit and underground mining.
Newmont became a party to the BGMJV in 2002, and work conducted by Newmont and the BGMJV since that date included geological and structural mapping, a deep sensing geochemical program, airborne and ground geophysical surveys, drill testing, mineral resource

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Boddington Operations Western Australia Technical Report Summary

and ore (mineral) reserve estimates, mining studies, environmental studies, permit applications, and open pit mining.
Newmont is currently using district-scale datasets as exploration tools to identify additional mineralization within the Saddleback Greenstone Belt. The datasets are assisting with recognizing new belt-scale lineaments and felsic intrusions, similar to the monzogranite possibly associated with gold mineralization at Boddington, which could host additional Boddington-style mineralization. A number of possible cutbacks were identified adjacent to the current mine plan that may represent upside potential for the operations if these areas can be included in the life-of-mine (LOM) plan.
1.8    Drilling and Sampling
1.8.1    Drilling
Approximately 159,490 drill holes were completed by December 31, 2021, for about 3.80 Mm of drilling. Drill methods included core, reverse circulation (RC), aircore (AC), rotary air blast (RAB) and vacuum. Drilling that supports the 2021 mineral resource and mineral reserve estimates consists of core and RC drill holes.
Blast holes were drilled for drill-and-blast purposes on a 5.2 x 5.2 m pattern for ore and 5.7 x 5.7 m pattern for waste.
Standardized logging procedures and software are used to record geological and geotechnical information. Core recoveries are typically 100%. Core and RC collars are recorded using differential global positioning system (DGPS) instruments. Downhole survey instruments used include single shot Eastman, single or multishot Reflex and north-seeking gyro tools. Downhole surveys were taken on spacings ranging from 30–50 m.
1.8.2    Hydrogeology
Groundwater monitoring was completed via a network of monitoring bores and grouted multiple vibrating wire piezometer pore pressure monitoring bores, covering all areas of the active mine site (including waste rock storage facilities (WRSFs) and TSF areas) and the regional areas peripheral to the mine operations.
Complimenting the groundwater monitoring programs are extensive surface water sampling programs focused on regional, mining (WRSFs and drainage), TSFs, and processing areas. The surface water samples are sent to the same laboratory as the groundwater samples with monitoring of water quality variables specific to the risk associated with the sample location. As required, corporate subject matter experts and/or third party consultants undertake specialized hydrological/geotechnical evaluations.
To the Report date, the hydrogeological data collection programs have provided data suitable for use in the mining operations, and have supported the assumptions used in the active pits.
1.8.3    Geotechnical
Geotechnical systems are implemented and maintained to monitor slope and pit wall deformation. Geotechnical data are collected where considered necessary to provide additional

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Boddington Operations Western Australia Technical Report Summary

information and to verify ground conditions in the vicinity of the open pits and WRSFs. Core drilling methods are used to collect soil and or rock core. Materials encountered are logged and sampled are selected and recovered for laboratory testing where required.
In addition to information gathered during core drilling, geological structures are mapped and documented continuously as mining progresses in the open pits. This is aided through use of geo-referenced photogrammetry and high-definition point cloud scanning that is used to create digital references of structures modelled.
The geological hard rock setting at the Boddington Operations is well understood and displays consistency in the various open pits located on site. Additional testing continues to confirm the consistency of material strengths and parameters.
1.8.4    Sampling and Assay
RC and core samples were typically collected on 1–2 m intervals. A single sample is taken from blastholes.
Bulk density values were collected primarily using the water immersion method. Approximately 10% of the samples were sent to an independent offsite laboratory for check measurements.
Independent laboratories used for sample preparation and analysis included Classic Comlabs; Genalysis, now part of the Intertek Group (Intertek Genalysis); Amdel, Kalassay, Analabs, UltraTrace Geoanalytical Laboratories (Ultratrace) (all now part of the Bureau Veritas Group), and Australian Assay Laboratories (AAL) in Perth, AAL in Boddington. Since 2006, the primary and check laboratories, Intertek Genalysis and Bureau Veritas, have held ISO/IEC 17025 accreditations for selected analytical techniques. The Boddington mine laboratory, operated by AAL and Amdel, was used from 1985–2001.
Various sample preparation crushing and pulverizing protocols were used since the 1980s, depending on the laboratory. Recent protocols saw Intertek Genalysis crushing to a nominal P90 passing 3 mm and pulverizing to a nominal 95% minus 100 µm; Ultratrace crushing to 2.8 mm and pulverizing to a nominal 95% passing 90 µm; and Bureau Veritas Kalassay crushing to a nominal 95% passing 3 mm and pulverizing to a nominal 95% passing 90 µm.
Analytical methods depended on the sample type and laboratory. For RC and core samples prior to 2006, analysis of gold was by fire assay with either AAS or inductively-coupled plasma atomic emission spectroscopy (ICP-AES). Copper analysis was by either single acid digestion or three-acid digestion followed by AAS. Post 2006, gold was assayed using fire assay with an AAS finish, and a multi-element suite was determined using four-acid digest with either an ICP optical emission spectroscopy (OES) or ICP mass spectrometry (MS) finish. Multi-element determination was not routinely performed prior to 2006, but rather performed on selected drill holes as part of detailed geological investigations.
1.8.5    Quality Assurance and Quality Control
A quality assurance and quality control (QA/QC) program was in place from 1989 onward. The type and nature of samples used in the program varied over time. Since 2006, standards and blanks were submitted randomly in the sample stream prior to submission to the assay laboratory. Standards were both commercially-prepared and sourced from Boddington mineralization.

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Boddington Operations Western Australia Technical Report Summary

The grade control QA/QC process has been in place since 2008.
Results are regularly monitored. The QA/QC programs adequately address issues of precision, accuracy and contamination.
1.9    Data Verification
Newmont personnel regularly visit the laboratories that process Newmont samples to inspect sample preparation and analytical procedures.
The database that supports mineral resource and mineral reserve estimates is checked using electronic data scripts and triggers. Newmont also conducted a number of internal data verification programs since obtaining its Project interest. Newmont conducts internal audits, termed Reserve and Resource Review (3R) audits, of all its operations. The most recent Boddington Operations 3R audits were conducted in 2012, 2014, and 2019. The 2019 3R audit found that the Boddington Operations were generally adhering to Newmont’s internal standards and guidelines with respect to the estimation of mineral resources and mineral reserves.
Data verification was performed by external consultants or BGMJV partners in support of mine development and operations. Many of the audits were conducted prior to the commencement of the current mining operation in 2009 to ensure that the best possible database, geological interpretations, block models, and resource estimates were available to support investment decisions.
The QP receives and reviews monthly reconciliation reports from the mine site. These reports include the industry standard reconciliation factors for tonnage, grade and metal. Through the review of these reconciliation factors the QP is able to ascertain the quality and accuracy of the data and its suitability for use in the assumptions underlying the mineral resource and mineral reserve estimates.
1.10    Metallurgical Testwork
During feasibility-stage studies from 1997–2003, several programs of metallurgical testwork were completed on the Boddington deposit. These supported the initial mining phase. A second phase of testwork was conducted in 2008, and a third phase in 2017. The post-feasibility testwork was primarily conducted at AMMTEC in Perth, now ALS Metallurgy.
Samples selected for metallurgical testing during feasibility and development studies were representative of the various styles of mineralization within the different deposits. Samples were selected from a range of locations within the deposit zones. Sufficient samples were taken and tests were performed using sufficient sample mass for the respective tests undertaken.
Work completed included mineralogy, comminution and high-pressure grind–roll (HPGR) testwork, Bond ball mill, Bond rod mill work index, and abrasion index tests, flotation and leach testwork locked cycle flotation test, scavenger tail leach, cleaner scavenger tail leach); flotation tailings cyanidation testwork; determination of thickening and slurry pumping characteristics; rheology; tailings characterization; and oxygen addition.
Recovery models were developed using known ore parameters to predict plant recovery. In these models, the throughput rate is fixed and the grind size is allowed to vary with ore hardness, resulting in recovery differences in each of the eight geometallurgical domains. The

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gold and copper recovery models for the mill are based on head grade. The forecast LOM gold recovery is 85% and the forecast LOM copper recovery is 82%. These forecasts do not include the application of recovery degradation to long-term stockpiles of medium-grade ore. Gold recovery is discounted by 3% and copper recovery is discounted by 6% to account for recovery degradation in the business plan. These degradation assumptions were verified by an ongoing stockpile oxidation testwork program.
Since commissioning in 2009, the operation has actively managed the arsenic level in plant feed and, through concentrate blending techniques, controlled the level in copper concentrate shipments to below the penalty rate trigger, hence no penalties were incurred to the Report date. Bismuth is closely associated with gold in the Wandoo ores; however, so it has resulted in penalty levels being exceeded, particularly in the first two years of operation (2009–2011). Most of the high bismuth ores have been processed, resulting in very low to no penalty charges being incurred since 2012.
Alumina remains the largest penalty element present in the copper concentrate, with shipments regularly exposed to a penalty adjustment. However, at 4–5% Al2O3 the levels are not far off the trigger point of 3% in most contracts and a modification to the process was made during Q1 2019 with the introduction of the cleaner–scalper column which reduces the non-sulfide gangue (i.e., Al2O3) in the concentrate and improves the grade of the concentrate as a result.
1.11    Mineral Resource Estimation
1.11.1    Estimation Methodology
The close-out date for the sample database used in mineral resource estimation was August 13 2021, with the resource model dated at October 1, 2021. Exploratory data analysis included statistical reviews and contact analysis to determine estimation domain boundaries.
Six models were constructed: geology, gold, copper, in-situ bulk density (density), deleterious/secondary elements (arsenic, bismuth, molybdenum and sulfur), geotechnical, structural and acid rock drainage.
Density values were interpolated using ordinary kriging (OK) to provide block estimates when sufficient data were available. Where insufficient data were available, an assigned density was used.
All assay data were composited to 12 m lengths downhole. High-grade and outlier grade cuts were applied to each of the gold, copper, arsenic, bismuth, molybdenum and sulfur domains. Spatial variability of the grades for gold, copper, arsenic, bismuth, molybdenum and sulfur was modeled through directional variography of capped 12 m composites.
Ordinary kriged estimates for gold, copper, sulfur, arsenic, molybdenum and bismuth and density were conducted in a separate block model with a parent block size of 10 x 20 x 12 m with sub-blocking to 5 x 5 x 6 m. The final block size used in the resource block model was a regularized size of 20 x 20 x 12 m to match the current selective mining unit. Estimation allowed for a minimum of six samples, a maximum of eight, with a maximum of two samples used per drill hole, and a minimum of three and maximum of eight drill holes per block.
Grade dilution was applied due to unavoidable mining of small dolerite bodies. Modifying factors were applied to sulfur and copper, based on historical plant reconciliation data.

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Validation used Newmont-standard methods, including a combination of visual checks, swath plots, global statistical bias checks against input data, alternate estimation methods and reconciliation with historical mine/plant performance. The validation procedures indicated that the geology and resource models used are acceptable to support the mineral resource estimation.
Mineral resource classification was undertaken based primarily on drill spacing and number of drill holes used in the estimate. Mineral resources were classified as measured, indicated, and inferred. A quantitative assessment of geological risk was undertaken using Newmont-standard methods and applied on a block by block basis. Primary risks to resource quality include quantity and spacings of drill data, geological knowledge, geological interpretation and grade estimates. All identified risks are within acceptable tolerances with associated management plans.
Mineral resources considered amenable to open pit mining methods are reported within a mine design. Commodity prices used in resource estimation are based on long-term analyst and bank forecasts, supplemented with research by Newmont’s internal specialists. The estimated timeframe used for the price forecasts is the 14-year LOM that supports the mineral reserve estimates. The cut-off grade is defined by a revenue cut-off to account for both copper and gold revenue with two product streams, gold doré and copper concentrate. The block revenue is calculated on a net smelter return (NSR) basis, which is the dollar return expected from the sale of the concentrate produced from a tonne of in situ material. The mine plan is based on a 42 Mt/a mill throughput. The schedule was developed at an NSR cut-off of AU$17.34/t, incorporating the processing cost, metallurgical recovery, incremental ore mining costs, process sustaining capital and tailings dam related rehabilitation costs. The net revenue calculation assumes a gold price of US$1,400/oz or AU$1,867/oz, and a copper price of US$3.25/lb or AU$4.33/lb. The assumed exchange rate for mineral reserves was 0.75 US$:AU$. Mineral resources are reported above an NSR cut-off of AU$17.34/t.
1.11.2    Mineral Resource Statement
Mineral resources are reported using the mineral resource definitions set out in SK1300 and are current as at December 31, 2021. The reference point for the estimate is in situ. Mineral resources are reported exclusive of those mineral resources converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
The mineral resource estimates for the Boddington Operations are summarized in Table 1-1 (measured and indicated; gold) and Table 1-2 (inferred; gold) and Table 1-3 (measured and indicated; copper) and Table 1-4 (inferred; copper).
1.11.3    Factors That May Affect the Mineral Resource Estimate
Factors which may affect the mineral resource estimates include: metal price assumptions; changes to the assumptions used to generate the NSR cut-off; changes to design parameter assumptions that pertain to the conceptual pit design that constrain the mineral resources, including changes to geotechnical, mining and metallurgical recovery assumptions, and changes to royalties levied and any other relevant parameters that are included in and impact the NSR cut-off determination; changes in interpretations of mineralization geometry and continuity of mineralization zones; changes to the dilution skin percentages used for large

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dolerite dykes; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain the operation within environmental and other regulatory permits, and retain the social license to operate.
1.12    Mineral Reserve Estimation
1.12.1    Estimation Methodology
Measured and indicated mineral resources were converted to mineral reserves. Mineral reserves were estimated assuming open pit mining, and the use of conventional Owner-operated equipment. All Inferred blocks are classified as waste in the cashflow analysis that supports mineral reserve estimation.
Table 1-1:    Measured and Indicated Mineral Resource Statement (Gold)

Area	Measured Mineral Resources			Indicated Mineral Resources			Measured and Indicated Mineral Resources
	Tonnage (x 1,000 t)	Grade (g/t Au)	Cont. Gold (x 1,000 oz)	Tonnage (x 1,000 t)	Grade (g/t Au)	Cont. Gold (x 1,000 oz)	Tonnage (x 1,000 t)	Grade (g/t Au)	Cont. Gold (x 1,000 oz)
Boddington	96,200	0.53	1,640	180,500	0.54	3,110	276,700	0.53	4,750
Table 1-2:    Inferred Mineral Resource Statement (Gold)

Area	Inferred Mineral Resources
	Tonnage (x 1,000 t)	Grade (g/t Au)	Cont. Gold (x 1,000 oz)
Boddington	3,300	0.5	50
Table 1-3:    Measured and Indicated Mineral Resource Statement (Copper)

Area	Measured Mineral Resources			Indicated Mineral Resources			Measured and Indicated Mineral Resources
	Tonnage (x 1,000 t)	Grade (Cu %)	Cont. Copper (M lbs)	Tonnage (x 1,000 t)	Grade (Cu %)	Cont. Copper (M lbs)	Tonnage (x 1,000 t)	Grade (Cu %)	Cont. Copper (M lbs)
Boddington	96,200	0.11	220	180,500	0.11	450	276,700	0.11	670
Table 1-4:    Inferred Mineral Resource Statement (Copper)

Area	Inferred Mineral Resources
	Tonnage (x 1,000 t)	Grade (Cu %)	Cont. Copper (M lbs)
Boddington	3,300	0.1	10
Notes to accompany mineral resource tables:
1.Mineral resources are current as at December 31, 2021, and are reported using the definitions in SK1300 on a 100% basis. The Qualified Person responsible for the estimate is Mr. Donald Doe, RM SME, Group Executive, Reserves, a Newmont employee.
2.The reference point for the mineral resources is in situ.

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3.Mineral Resources are reported exclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
4.Mineral resources that are potentially amenable to open pit mining methods are constrained within a designed pit . Parameters used are summarized in Table 11-3.
5.Tonnages are metric tonnes rounded to the nearest 100,000. Gold grade is rounded to the nearest 0.01 gold grams per tonne. Copper grade is reported as a %. Gold ounces and copper pounds are estimates of metal contained in tonnages and do not include allowances for processing losses. Contained (cont.) gold ounces are reported as troy ounces, rounded to the nearest 10,000. Copper is reported as pounds.
6.Rounding of tonnes and contained metal content as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content. Due to rounding, some cells may show a zero (“0”).
7.Totals may not sum due to rounding.
For mineral reserves, Newmont applies a time discount factor to the dollar value block model that is generated in the pit-limit analysis, to account for the fact that a pit will be mined over a period of years, and that the cost of waste stripping in the early years must bear the cost of the time value of money. Optimization work involved floating pit shells at a series of gold and copper prices. The pit shells with the highest NPV were selected for detailed engineering design work. A realistic schedule was developed in order to determine the optimal pit shell; schedule inputs include the minimum mining width, and vertical rate of advance, mining rate and mining sequence.
The mine plan is based on a 42 Mt/a mill throughput. The schedule was developed at an NSR cut-off of AU$17.06/t, incorporating the processing cost, metallurgical recovery, incremental ore mining costs, process sustaining capital and tailings dam related rehabilitation costs. The net revenue calculation assumes a gold price of US$1,200/oz or AU$1,600/oz, and a copper price of US$2.75/lb or AU$3.66/lb. The assumed exchange rate for mineral reserves was 0.75 US$:AU$. Mineral reserves are reported above an NSR cut-off of AU$17.06/t.
Pit designs are full crest and toe detailed designs with final ramps based on the selected optimum Whittle cones. Pit designs honor geotechnical guidelines with 15.2 m catch berms. Most of the ore will be directly fed to the process plant; however, some re-handle is required. Direct feeding to the crusher is constrained by where the ore is located in the open pit and the crusher availability. Some higher-grade ore is stockpiled and fed back to the crusher when required. Approximately 50% of feed is re-handle material from the stockpiles.
Block ore volumes are adjusted for waste proportions. Small dolerite volumes are added to the grade variables as dilution as they are narrower than the selective mining unit (SMU). Larger dolerite volumes are applied to the block as a waste portion and increased by a set amount which represents ore loss against the dolerite contact. Blocks containing >50% oxide material are classified as waste and have the grade set to zero.
Stockpile estimates were based on mine dispatch data; the grade comes from closely-spaced blasthole sampling and tonnage sourced from truck factors. The stockpile volumes were typically updated based on monthly surveys. The average grade of the stockpiles was adjusted based on the material balance to and from the stockpile.
Commodity prices used in mineral reserve estimation are based on long-term analyst and bank forecasts, supplemented with research by Newmont’s internal specialists. The estimated timeframe used for the price forecasts is the 14-year LOM.

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Boddington Operations Western Australia Technical Report Summary

1.12.2    Mineral Reserve Statement
Mineral reserves were classified using the definitions set out in SK1300 and are current as at December 31, 2021. The reference point for the mineral reserve estimate is at the point of delivery to the process facilities.
The proven and probable mineral reserve estimates for the Boddington Operations are summarized in Table 1-5 (gold) and Table 1-6 (copper).

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Table 1-5:    Proven and Probable Mineral Reserve Statement (Gold)

Area	Proven Mineral Reserves			Probable Mineral Reserves			Proven and Probable Mineral Reserves
	Tonnage (x 1,000 t)	Grade (g/t Au)	Cont. Gold (x 1,000 oz)	Tonnage (x 1,000 t)	Grade (g/t Au)	Cont. Gold (x 1,000 oz)	Tonnage (x 1,000 t)	Grade (g/t Au)	Cont. Gold (x 1,000 oz)
Open pit	237,400	0.70	5,360	239,100	0.66	5,090	476,500	0.68	10,450
Stockpile	2,600	0.68	60	79,100	0.43	1,090	81,800	0.44	1,140
Boddington Total	240,100	0.70	5,420	318,200	0.60	6,170	558,300	0.65	11,590
Table 1-6:    Proven and Probable Mineral Reserve Statement (Copper)

Area	Proven Mineral Reserves			Probable Mineral Reserves			Proven and Probable Mineral Reserves
	Tonnage (x 1,000 t)	Grade (Cu %)	Cont. Copper (M lbs)	Tonnage (x 1,000 t)	Grade (Cu %)	Cont. Copper (M lbs)	Tonnage (x 1,000 t)	Grade (Cu %)	Cont. Copper (M lbs)
Open pit	237,400	0.10	550	239,100	0.11	590	476,500	0.11	1,140
Stockpile	2,600	0.09	10	79,100	0.09	150	81,800	0.09	160
Boddington Total	240,100	0.10	550	318,200	0.11	740	558,300	0.11	1,300

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Notes to Accompany Mineral Reserve Tables:
1.Mineral reserves are current as at December 31, 2021. Mineral reserves are reported using the definitions in SK1300 on a 100% basis. The Qualified Person responsible for the estimate is Mr. Donald Doe, RM SME, Group Executive, Reserves, a Newmont employee.
2.The reference point for the mineral reserve estimates is the point of delivery to the process plant.
3.Mineral reserves that will be mined using open pit mining methods are constrained within a designed pit. Parameters used are included in Table 12-1.
4.Tonnages are metric tonnes rounded to the nearest 100,000. Gold grade is rounded to the nearest 0.01 gold grams per tonne. Copper grade is %. Gold ounces and copper pounds are estimates of metal contained in tonnages and do not include allowances for processing losses. Contained (cont.) gold ounces are reported as troy ounces, rounded to the nearest 10,000. Copper is reported as pounds. Rounding of tonnes and contained metal content as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content. Due to rounding, some cells may show a zero (“0”).
5.Totals may not sum due to rounding.

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Boddington Operations Western Australia Technical Report Summary

1.12.3    Factors That May Affect the Mineral Reserve Estimate
Areas of uncertainty that may materially impact the mineral reserve estimates include: changes to long-term metal price and exchange rate assumptions; changes to metallurgical recovery assumptions; changes to the input assumptions used to derive the pit designs applicable to the open pit mining methods used to constrain the estimates; changes to the forecast dilution and mining recovery assumptions; changes to the cut-off values applied to the estimates; variations in geotechnical (including seismicity), hydrogeological and mining method assumptions; and changes to environmental, permitting and social license assumptions.
1.13    Mining Methods
The geotechnical model for the Boddington deposit was defined by geotechnical drilling and logging, laboratory test work, rock mass classification, structural analysis, and stability modeling.
The hydrological model was based on a three-dimensional flow model, historic pumping rates, and drill data. Overall pit slope angles varied between approximately 37–52º according to geology and location of pit infrastructure such as ramps and haul roads.
The pit dewatering system will continuously receive large volumes of groundwater and surface run-off over the LOM. The sum of active and passive dewatering has been relatively constant at approximately 140 L/sec; the long-term dewatering strategy assumes that this trend continues throughout the LOM. The water management strategy is to maximize the use of groundwater within the process plant and the loss of excess water by evaporation from the TSF. There is provision in place to capture excess surface water in water storage reservoirs.
The LOM plan envisages mining at an average rate of approximately 80 Mt/a for 14 years, peaking at 93 Mt/a in 2035, with a maximum rate of advance by pit stage of seven benches per annum and an average of five benches (60 m) per year. The mine plan assumes eight pit phases remain. The mine life will extend to 2034 with material mined from the open pit. Processing will cease in 2035 after treatment of stockpiled ore.
1.14    Recovery Methods
The process plant design was based on a combination of metallurgical testwork, previous study designs, and previous operating experience. The design is conventional to the gold industry and has no novel parameters.
The process consists of: primary crushing, closed circuit secondary and high-pressure grind roll tertiary crushing, ball milling; flotation to produce a copper–gold concentrate; and conventional leach/adsorption of the cleaner–scavenger tailings stream to produce doré.
Power supply to the operations is via the local grid system. Water supply is from a number of sources including local rivers, pit dewatering water, borefield water adjacent to the pits, rainfall run-off and recovered water from the process plant thickeners and TSF. Consumables used in the processing include grinding media, primary collector (thionocarbamate), secondary collector (xanthate), frother, lime, flocculant, cyanide, oxygen, caustic, sulfuric and hydrochloric acid, and peroxide.

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1.15    Infrastructure
The majority of the key infrastructure to support the Boddington Operations mining activities envisaged in the LOM is in place. A second TSF will be required for the LOM plan. Within Newmont’s ground holdings, there is sufficient area to allow construction of any additional infrastructure that may be required in the future.
The existing infrastructure, staff availability, existing power, water, and communications facilities, and the methods whereby goods are transported to the mine are all in place and well-established, and can support the estimation of mineral resources and mineral reserves.
Personnel commute from surrounding settlements or live in a purpose-built accommodation village.
A number of WRSFs are in use, segregated as oxide or rock facilities. Potentially acid-forming waste is encapsulated within the WRSFs as required.
Boddington operates two run-of-mine (ROM) stockpiles and two medium-grade stockpiles. The stockpiles are reclaimed using a preferential high-grade feed strategy, with the lower medium-grade stockpiles being re-handled to the mill towards the end of the LOM.
The F1/F3 residue disposal area (RDA) is the current active TSF for the Boddington Operations.
The current F1/F3 dam has approved capacity to 600 Mt, which will provide tailings storage to 2025, assuming remaining capacity of 163 Mt, and an approximate 42 Mt/a process rate. The approved facility has 11 perimeter embankments, of which all are in place.
Newmont plans to expand the facility to 750 Mt, which, assuming the same approximate 42 Mt/a process rate, will provide tailings capacity to 2029. The expansion to 750 Mt is not currently permitted.
Additional storage that will be required for the LOM beyond 2029 is being evaluated by Newmont. This is currently envisaged as a new RDA with a 250 Mt capacity. Newmont has established a pathway and a timeline for the RDA approval and construction such that storage capacity will be available when needed.
Water management infrastructure for mine operations includes pit dewatering and mine surface water drainage infrastructure.
Power is sourced from the Bluewater Power Station, a coal-fired power station located 4.5 km northeast of the town of Collie, which is located approximately 80 km from the mine. Power is transmitted through the State power grid from the power station to the mine site.
1.16    Markets and Contracts
Newmont has established contracts and buyers for copper concentrate products, and has an internal marketing group that monitors markets for its concentrate. Together with public documents and analyst forecasts, there is a reasonable basis to assume that for the LOM plan, the copper concentrate will be saleable at the assumed commodity pricing.
The terms contained within the concentrate sales contracts are typical and consistent with standard industry practice for high-gold, low-copper concentrates. The contracts include industry benchmark terms for metal payables, treatment charges and refining charges for

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concentrates produced. Depending on the specific contract, the terms for the sale of Boddington’s copper concentrate are either annually negotiated, benchmark-based treatment and refining charges, or a combination of annually-negotiated terms. Treatment charges assumed for estimation of mineral reserves are based on the forecasts published by third-party data providers such as Wood Mackenzie or CRU. The formula used for mineral reserves is sensitive to the underlying copper price and is consistent with long-term expectations for copper treatment and refining charges. Newmont’s doré is sold on the spot market, by marketing experts retained in-house by Newmont. The terms contained within the sales contracts are typical and consistent with standard industry practice and are similar to contracts for the supply of doré elsewhere in the world.
Newmont uses a combination of historical and current contract pricing, contract negotiations, knowledge of its key markets from a long operations production record, short-term versus long-term price forecasts prepared by Newmont’s internal marketing group, public documents, and analyst forecasts when considering long-term commodity price forecasts. Higher metal prices are used for the mineral resource estimates to ensure the mineral reserves are a sub-set of, and not constrained by, the mineral resources, in accordance with industry-accepted practice.
The largest in-place contracts other than for product sales cover items such as bulk commodities, operational and technical services, mining and process equipment, and administrative support services. Contracts are negotiated and renewed as needed. Contract terms are typical of similar contracts in Australia that Newmont is familiar with.
1.17    Environmental, Permitting and Social Considerations
1.17.1    Environmental Studies and Monitoring
Baseline and supporting environmental studies were completed to assess both pre-existing and ongoing site environmental conditions, as well as to support decision-making processes during operations start-up and restart. Characterization studies were completed for all environmental media including soil, water, waste, air, noise and closure.
Plans were developed and implemented to address aspects of operations such as waste and fugitive dust management, spill prevention and contingency planning, water management, and noise levels.
There are five species classified as Threatened Species/Matters of National Environmental Significance in the Project area, including three species of black cockatoo (Baudin’s, Carnaby’s and Forest Red-Tailed), and two species of marsupial, woylie and chuditch. All five species have site-specific management plans.
1.17.2    Closure and Reclamation Considerations
The most recent closure plan was submitted in 2019. The closure plan covers rehabilitation of the WRSFs, TSF, processing plant and other areas of disturbance.
In 2021, the annual 1% liability levy under the Mine Rehabilitation Fund that is charged to the site and remains in effect until all tenements were signed off as rehabilitated, amounted to approximately AU$1,403 M. Due to the bauxite State Agreements, there is one tenement for

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which the Mine Rehabilitation Fund does not apply, and a bond, to the value of AU$3.63 M, was lodged.
Newmont also calculates the closure costs for the Boddington Operations as part of internal closure and financial planning. The closure estimate, as at 2021, assuming operations to 2035, is calculated as approximately AU$0.5 B.
1.17.3    Permitting
All major permits and approvals are either in place or Newmont expects to obtain them in the normal course of business. Additional permitting will be required to support the tailings disposal required in the LOM plan. Where permits have specific terms, renewal applications are made of the relevant regulatory authority as required, prior to the end of the permit term.
Newmont monitors the regulatory regime in place at each of its operations and ensures that all permits are updated in line with any regulatory changes.
1.17.4    Social Considerations, Plans, Negotiations and Agreements
Newmont defines the host communities for the Boddington Operations as those within a 50 km radius of the operation. These include the local government areas of Boddington, Williams, and Wandering, and the community of Dwellingup. Newmont has well-established relationships, engagement forums, and a suite of integrated social impact and opportunity-aligned strategic investment partnerships.
The operations area is subject to the South West Native Title Settlement. he Preservation of Aboriginal Heritage Agreement ensures that Newmont meets and exceeds the minimum obligations prescribed in the State’s Aboriginal Heritage Act 1972.
1.18    Capital Cost Estimates
Capital cost estimates are at a minimum at a pre-feasibility level of confidence, having an accuracy level of ±25% and a contingency range not exceeding 15%.
Capital costs are based on recent prices or operating data. Capital costs include funding for infrastructure, pit dewatering, development drilling, and permitting as well as miscellaneous expenditures required to maintain production. Mobile equipment re-build/replacement schedules and fixed asset replacement and refurbishment schedules are included. Sustaining capital costs reflect current price trends.
The overall capital cost estimate for the LOM is AU$1.8 B, as summarized in Table 1-7.
1.19    Operating Cost Estimates
Operating cost estimates are at a minimum at a pre-feasibility level of confidence, having an accuracy level of ±25% and a contingency range not exceeding 15%.
Operating costs are based on actual costs seen during operations and are projected through the LOM plan. Historical costs are used as the basis for operating cost forecasts for supplies and services unless there are new contract terms for these items. Labor and energy costs are based on budgeted rates applied to headcounts and energy consumption estimates.

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Operating costs for the LOM are estimated at AU$11.7 B, as summarized in Table 1-8. The estimated LOM mining cost is AU$4.31/t. Base processing costs are estimated at AU$11.11/t. In addition, G&A costs are estimated at AU$2.25/t.
Table 1-7:    Capital Cost Estimate

Area	Unit	Value
Mining	AU$ B	0.7
Process	AU$ B	1.1
Site G&A	AU$ B	0	*
Total	AU$ B	1.8
Note: numbers have been rounded; totals may not sum due to rounding. * The zero in the table represents numeric data that do not display due to the rounding.
Table 1-8:    Operating Cost Estimate

Area	Unit	Value
Mining	AU$ B	4.2
Process	AU$ B	6.2
G&A	AU$ B	1.3
Total	AU$ B	11.7
Note: numbers have been rounded; totals may not sum due to rounding.

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Boddington Operations Western Australia Technical Report Summary

1.20    Economic Analysis
1.20.1    Economic Analysis
The financial model that supports the mineral reserve declaration is a standalone model that calculates annual cash flows based on scheduled ore production, assumed processing recoveries, metal sale prices and AU$/US$ exchange rate, projected operating and capital costs and estimated taxes.
The financial analysis is based on an after-tax discount rate of 5%. All costs and prices are in unescalated “real” dollars. The currency used to document the cash flow is US$.
All costs are based on the 2022 budget. Revenue is calculated from the recoverable metals and long-term metal price and exchange rate forecasts.
The Boddington Operations are subject to a federal tax rate of 30% on taxable income.
The economic analysis assumes constant prices with no inflationary adjustments.
The NPV5% is US$2.1 B. As the cashflows are based on existing operations where all costs are considered sunk to 1 January 2022, considerations of payback and internal rate of return are not relevant.
A summary of the financial results is provided in Table 1-9. In this table, EBITDA = earnings before interest, taxes, depreciation and amortization. The active mining operation ceases in 2034, and processing ceases in 2035; however, closure costs are estimated to 2055.
Table 1-9:    Cashflow Summary Table

Item	Unit	Value
Metal prices
Gold	US$/oz	1,200
Copper	US$/lb	2.75
Mined Ore
Tonnage	M tonnes	558
Gold grade	g/t	0.65
Copper grade	%	0.11%
Gold ounces	Moz	11.6
Copper pounds	Blb	1.3
Capital costs	US$B	1.3
Costs applicable to sales	US$B	9.7
Discount rate	%	5
Exchange rate	Australian dollar:United States dollar (AUD:USD)	0.75
Free cash flow	US$B	2.7
Net present value	US$B	2.1
Note: Numbers have been rounded; totals may not sum due to rounding. Table 1-9 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws. Please refer to the note regarding forward-looking information at the front of the Report. The cash flow is only intended to demonstrate the financial viability of the Project. Investors are cautioned that the above is based upon certain assumptions which may differ from Newmont’s long-term outlook or actual financial results, including, but not limited to commodity prices, escalation assumptions and other technical inputs. For example, Table 1-9 uses the price assumptions stated in the table, including a gold commodity price

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Boddington Operations Western Australia Technical Report Summary

assumption of US$1,200/oz, which varies significantly from current gold prices and the assumptions that Newmont uses for its long-term guidance. Please be reminded that significant variation of metal prices, costs and other key assumptions may require modifications to mine plans, models, and prospects.
1.20.2    Sensitivity Analysis
The sensitivity of the Project to changes in metal prices, exchange rate, sustaining capital costs and operating cost assumptions was tested using a range of 25% above and below the base case values (Figure 1-1).
The Project is most sensitive to metal price changes, less sensitive to changes in operating costs, and least sensitive to changes in capital costs.
The sensitivity to grade mirrors the sensitivity to the gold price and is not shown.
Figure 1-1:    NPV Sensitivity
Note: Figure prepared by Newmont, 2021. FCF = free cashflow; op cost = operating cost; cap cost = capital cost; NPV = net present value.
1.21    Risks and Opportunities
Factors that may affect the mineral resource and mineral reserve estimates are summarized in Chapter 1.11.3 and Chapter 1.12.3.
1.21.1    Risks
The risks associated with the Boddington site are generally those expected with a large surface mining operation and include the accuracy of the resource model, unexpected geological features that cause geotechnical issues, dewatering difficulties and/or operational impacts.

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Other risks noted include:
•Commodity price increases for key consumables such diesel, electricity, tires and chemicals would negatively impact the stated mineral reserves and mineral resources;
•Labor cost increases or productivity decreases could also impact the stated mineral reserves and mineral resources, or impact the economic analysis that supports the mineral reserves;
•While the autonomous haulage system is currently operational any unforeseen issues with this innovative system could increase costs and/or lower expected productivities;
•With bauxite mining having precedence over other minerals there is a risk that any unexpected requirement to advance bauxite mining (or delay gold mining) could increase costs and/or delay the expected production profile;
•Geotechnical and hydrological assumptions used in mine planning are based on historical performance, and to date historical performance has been a reasonable predictor of current conditions. Any changes to the geotechnical and hydrological assumptions could affect mine planning, affect capital cost estimates if any major rehabilitation is required due to a geotechnical or hydrological event, affect operating costs due to mitigation measures that may need to be imposed, and impact the economic analysis that supports the mineral reserve estimates;
•The mine plan assumes that the existing TSF can be expanded from 600 Mt to 750 Mt. While there is sufficient time for the permitting process prior to the expansion being required in 2025, if there is a delay in the permitting process or the facility cannot be expanded, this could impact the mine plan, the mineral reserve estimates and the economic analysis that supports the mineral reserve estimates;
•The mine plan assumes that a second RDA can be constructed and permitted. Newmont has established a pathway and a timeline to develop additional tailings capacity such that storage capacity will be available when needed. However, if there are changes to the assumed pathway, to the ability to construct and permit such a facility, or to the timeline assumptions, this could impact the mine plan, the mineral reserve estimates and the economic analysis that supports the mineral reserve estimates;
•The mineral reserve estimates are very sensitive to metal prices. Lower metal prices than forecast in the LOM plan may require revisions to the mine plan, with impacts to the mineral reserve estimates and the economic analysis that supports the mineral reserve estimates;
•There are five species classified as Threatened Species/Matters of National Environmental Significance in the Project area. Although there are site-specific management plans in place, if there is a major impact seen on the populations from mining activities, the environmental permits for the operations could be revised or even revoked. The social license to operate could also be impacted;
•Climate changes could impact operating costs and ability to operate;
•There is a risk to the Boddington Operations overall if the Worsley JV were to fail to renew the mining leases, as Newmont’s interest relies on the existence of valid mining tenure.

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Boddington Operations Western Australia Technical Report Summary

1.21.2    Opportunities
Opportunities for the Boddington mine include moving the stated mineral resources into mineral reserves through additional drilling and study work. The mineral reserves and mineral resources are based on conservative price estimates for gold and copper so upside exists, either in terms of the potential to estimate additional mineral reserves and mineral resources or improved economics should the prices used for gold and copper be increased.
Opportunities include:
•Conversion of some or all of the measured and indicated mineral resources currently reported exclusive of mineral reserves to mineral reserves, with appropriate supporting studies;
•Upgrade of some or all of the inferred mineral resources to higher-confidence categories, such that such better-confidence material could be used in mineral reserve estimation;
•Higher metal prices than forecast could present upside sales opportunities and potentially an increase in predicted Project economics;
•Potential to link the north and south pits through the saddle area to form a single large open pit through mining and economic studies.
1.22    Conclusions
Under the assumptions presented in this Report, the Boddington Operations have a positive cash flow, and mineral reserve estimates can be supported.
1.23    Recommendations
As Boddington is an operating mine, the QP has no material recommendations to make.

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Boddington Operations Western Australia Technical Report Summary

2.0    INTRODUCTION
2.1    Registrant
This technical report summary (the Report) was prepared for Newmont Corporation (Newmont) on the Boddington Operations (Boddington Operations or the Project) located in southern Western Australia (Figure 2-1).
2.2    Terms of Reference
2.2.1    Report Purpose
The Report was prepared to be attached as an exhibit to support mineral property disclosure, including mineral resource and mineral reserve estimates, for the Boddington Operations in Newmont’s Form 10-K for the year ending December 31, 2021.
Mineral resources and mineral reserves are reported for the North and South pits (also referred to as Wandoo North and Wandoo South). Mineral reserves are also estimated for material in stockpiles.
2.2.2    Terms of Reference
The Boddington Operations currently consist of two open pit mines, the North and the South pits.
Gold operations were conducted in two phases. The initial oxide operations, a combination of open pit and underground mining, ran from 1987–2001. The current operations commenced in 2009 from open pit sources. Figure 2-2 shows the location of the current and mined-out open pits, and development prospects.
Unless otherwise indicated, all financial values are reported in Australian dollars (AU$).
Unless otherwise indicated, the metric system is used in this Report.
Mineral resources and mineral reserves are reported using the definitions in Regulation S–K 1300 (SK1300), under Item 1300.
The Report uses US English.
The Report contains forward-looking information; refer to the note regarding forward-looking information at the front of the Report.
2.3    Qualified Persons
The following Newmont employee serves as the Qualified Person (QP) for the Report:
•Mr. Donald Doe, RM SME., Group Executive, Reserves, Newmont.
Mr. Doe is responsible for all Report Chapters.

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Boddington Operations Western Australia Technical Report Summary

Figure 2-1:    Project Location Plan

Australia
Northern Territory
Queensland
Western Australia
South Australia
New South Wales
Victoria
Perth
Boddington Mine
Merredin
Mandurah
WESTERN AUSTRALIA
Narrogin
Bunbury
Busselton
DARLING SCARP
Manjimup
Lake Muir
Fitzgerald River National Park
Stirling Range National Park
Shannon National Park
Mt Roe-Mt Lindesay
D'Entrecasteaux National Park
Kilometers
0 20 40 60 80
Boddington Mine
Western Australia, Australia
MAP SCALE: 1:2,500,000
COORDINATE SYSTEM: WGS 1984 UTM Zone 50S
REVISION DATE: 1/19/2022

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Boddington Operations Western Australia Technical Report Summary

Figure 2-2:    Mining Operations Layout Plan

N
M 70/1237
M 70/1238
M 70/22
M 70/23
xN05-EWR
RSV
M 264SA(2)
xN05-WWR
RSC
N07
RSV
CV1 Saddle
MIV
S05B
RSV
S05A
RSV
S06
RSC
ROM-CR
M 70/1236
G 70/218
MG2
M 70/24
S09B
RSV
S09A
RSV
M 70/1031
11WD
D4 dam
7WD
M 70/25
10WD-E
M 70/564
10WD-W
M 70/26
M 70/589
M 70/588
M 70/27
0 0.5 1 Kilometers
E 70/4301
M 70/1221
M 70/453
Newmont
AUSTRALIA
BODDINGTON
Project
NBG 2021 Reserve
Author: USAMOSIR
Scale 1:40,000
Date: 22/07/2021
Drawn: BWALLEY
Coord System: GDA 1994 MGA Zone 50
File: 2021 Reserve SK-1300 TRS.mxd
436000
438000
440000
442000
6380000
6378000
6376000
6374000
6372000
6370000

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Boddington Operations Western Australia Technical Report Summary

2.4    Site Visits and Scope of Personal Inspection
Mr. Doe visited the Boddington Operations on many occasions, most recently from August 25–27 2019.
During site visits to the Project, Mr. Doe inspects the operating open pits, and views the process plant and associated general site infrastructure, including the current tailings storage facility (TSF) operations. While on site, he discusses aspects of the operation with site-based staff and assesses the knowledge and abilities of the site staff to carry out their duties as required. These site discussions include the overall approach to the mine plan, anticipated mining conditions, selection of the production target and potential options for improvement. Other areas of discussion include plant operation and recovery forecasts, capital and operating forecasts and results.
Mr. Doe receives and reviews monthly reconciliation reports from the mine. These reports include the industry standard reconciliation factors for tonnage, grade and metal; F1 (mineral reserve model compared to ore control model), F2 (mine delivered compared to mill received) and F3 (F1 x F2) along with other measures such as compliance of actual production to mine plan and polygon mining accuracy. The reconciliation factors are recorded monthly and reported in a quarterly control document. Through the review of these reconciliation factors, the QP is able to ascertain the quality and accuracy of the data and its suitability for use in the assumptions underlying the mineral resource and mineral reserves estimates.
Mr. Doe also reviews Newmont’s processes and internal controls at the mine site with operational staff on the work flow for determining mineral resource and mineral reserves estimates, mineral process performance, mining costs, and waste management.
2.5    Report Date
Information in the Report is current as at December 31, 2021.
2.6    Information Sources and References
The reports and documents listed in Chapter 24 and Chapter 25 of this Report were used to support Report preparation.
2.7    Previous Technical Report Summaries
Newmont has not previously filed a technical report summary on the Project.

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Boddington Operations Western Australia Technical Report Summary

3.0    PROPERTY DESCRIPTION
3.1    Introduction
The Boddington Operations are located about 130 km southeast of the city of Perth and 17 km northwest of the township of Boddington. The Project centroid is situated at approximately 32°44'15.99"S and 116°21'34.76"E. The open pit operations are centered on:
•North Pit: 2°44'34"S and 116°20'24"E
•South Pit: 32°45'18"S and 116°21'30"E.
3.2    Property and Title in Western Australia
3.2.1    Mineral Title
In Australia, with few exceptions, all onshore mineral rights are reserved by the government of the relevant State or Territory. Exploration for, and mining of, minerals is regulated by the general mining legislation and controlled by the mining ministry of each respective State or Territory.
The most common forms of tenure are exploration and prospecting licenses, mining leases, and general purpose leases. In most Australian states, if the holder of an exploration license establishes indications of an economic mineral deposit and complies with the conditions of the grant, the holder of the exploration license has a priority right against all others to apply for a mining lease which gives the holder exclusive mining rights with respect to minerals on the property. It is possible for an individual or entity person to own the surface of the property, and for another to own the mineral rights.
Government royalties are payable as specified in the relevant legislation in each State or Territory. A general purpose lease may also be granted for one or more of a number of permitted purposes. These purposes include erecting, placing and operating machinery and plant in connection with mining operations, depositing or treating minerals or tailings and using the land for any other specified purpose directly connected with mining operations.
Where native title has not been extinguished, native title legislation may apply to the grant of tenure and some subsequent administrative processes. Federal and State Aboriginal heritage legislation also operates to protect special sites and areas from disturbance.
The Australian Federal Government has certain oversight and approvals relating to environmental matters of national significance. The Federal Government also has the power to restrict mineral exports for the good of the country, and can exert control over most mineral production.
In Western Australia (WA), ownership of all minerals is vested in the State Government, administered the mineral industries within its own borders, which includes registering land titles; issuing exploration and development permits; overseeing mining operations (which included administration of inspections); assuring compliance with health, safety, and environmental regulations; and levying royalties and taxes.

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Boddington Operations Western Australia Technical Report Summary

Exploration and mining companies and individuals may access rights to minerals in WA, subject to payment of application fees, rents and royalties, by obtaining exclusive mining title, in the form of mining “tenements”. The most common WA tenure types are summarized in Table 3-1.
Table 3-1:    Tenure Types in Western Australia

License Type	Comment
Mining Prospecting License/Special Prospecting License for Gold	Four-year term. Can be extended for a single four-year term. Maximum area of 200 ha for prospecting license and 10 ha for special license.
Exploration License	Five-year term. At the end of both the third and fourth year, must surrender 50% of license. For a license applied for and granted after 10 February 2006, the surrender requirement is 40% at the end of the sixth year. Minimum 1 block* size, maximum 70 blocks, except in areas not designated as mineralized areas, where the maximum size is 200 blocks.
Mining Lease	21-year term, can be renewed. The maximum area for a mining lease (M) applied for before 10 February 2006 is 1,000 ha. After that date, the size applied for must relate to an identified orebody as well as an area for infrastructure requirements.
Retention License	A “holding" title for a Mineral Resource that has been identified but is not able to be further explored or mined. Cannot exceed five years and is renewable for additional periods not exceeding five years. There is no maximum area.
General Purpose Lease	For infrastructure related to mining operations, such as camp facilities, operating machinery or depositing or treating tailings. 21-year term, and can be renewed. The maximum area is 10 ha, unless Ministerial Consent is given for a larger area. General purpose leases must be marked out and are limited to a depth of 15 m or such other depth that may be specified
Miscellaneous License	For purposes such as a road, pipeline, or water. 21-year term, and can be renewed. There is no maximum area.
State Agreement	State Agreements (SA) are contracts between the State and major project developers that establish a framework of rights and obligations to facilitate the development of resources and/or downstream processing projects in Western Australia. These agreements are ratified by an Act of the WA Parliament known as a State Agreement Act.
Note: * A block is a graticular unit. A graticular block is an area of land five minutes of latitude long, by five minutes of longitude wide. There are 25 sub-blocks to a block. The average block is about 75 km2 or 7,500 ha.
3.2.2    Surface Rights
Surface rights are generally divisible into two categories: Crown land and private land.
Where land is vested in the Crown, typically mining companies deal with government bodies to determine the social impact of the application, and any potential conflicts in land usage, such as forestry or national parks. Crown land can be subject to pastoral or other leasehold arrangements, in which case, mining companies need also to negotiate with the relevant leaseholder.
In the case of private land, normal free-market negotiations and agreements apply.
3.2.3    Native Title and Heritage Protection
The common law of Australia recognizes a form of native title, under the Native Title Act 1993 (Commonwealth of Australia) (Native Title Act).

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Boddington Operations Western Australia Technical Report Summary

The Aboriginal Heritage Act 1972 (WA) (WA Heritage Act) applies to mining tenements and makes it an offence to, among other things, alter or damage an Aboriginal site. An Aboriginal site is defined to include any sacred, ritual or ceremonial site which is of importance and special significance to persons of Aboriginal descent. There is no requirement or need for a site to be registered in any public manner or be in any way acknowledged as an Aboriginal site for it to qualify as an Aboriginal site for the purposes of the WA Heritage Act.
The Aboriginal and Torres Strait Islander Heritage Act 1984 (Commonwealth of Australia) also applies to mining tenements and is aimed at the preservation and protection from desecration of significant Aboriginal areas and significant Aboriginal objects. An area or object is found to be desecrated if it is used or treated in a manner inconsistent with Aboriginal tradition.
3.2.4    Government Mining Taxes, Levies or Royalties
Mineral royalties are collected under either the Mining Act 1978 (WA) or State Agreement Acts which are negotiated for individual projects. In some cases, the State Agreement Act contains specific royalty clauses, while in other cases it simply refers to the Mining Act 1978 (WA) royalty sections.
In Western Australia there are three systems of mineral royalty collection used:
•Specific rate: flat rate per tonne;
•Ad valorem: percentage of value;
•Profit-based: percentage of profit.
When any minerals are produced or obtained from a mining tenement, a quarterly production report must be lodged and a gold, silver and copper royalty is payable to the WA government.
The copper royalty is 5% of the realized copper value and is payable in Australian dollars. The realized copper value is the copper payment made by the smelter, less all contracted costs associated with shipment, treatment and refining of the concentrate and metals arising thereof. The silver royalty is 2.5% of the realized silver value and is payable in US currency. The realized silver value is the silver payment made by the smelter less the cost of silver refining. No gold royalty is payable in respect of the first 2,500 oz of gold produced by a mine in any financial year. For production in excess of 2,500 oz/a, the gold royalty is 2.5% of the gold value.
3.3    Ownership
3.3.1    Ownership History
The majority of the Boddington Operations area is located within the original boundaries of a single large tenement (M258SA) granted under a State Agreement known as the Worsley State Agreement. M258SA is held by the Worsley Joint Venture (Worsley JV) and permits the mining of bauxite only. The current participants of the Worsley JV are:
•South32 Aluminium (RAA) Pty Ltd: 56%;
•South32 Worsley Alumina Pty Ltd: 30%;
•Japan Alumina Associates (Australia) Pty Ltd: 10%;

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Boddington Operations Western Australia Technical Report Summary

•Sojitz Alumina Pty Ltd: 4%.
In the early 1980s, the Worsley JV discovered gold mineralization at Boddington. The Worsley State Agreement was amended to enable the granting of all minerals leases under the Mining Act of Western Australia 1978 within the boundaries of M258SA. On grant of such mineral leases these areas would be temporarily excised from M258SA. Under the Worsley State Agreement when the Mining Act Mining Leases are relinquished, the area reverts to M258SA.
The Worsley JV established a new joint venture to exploit the gold mineralization, the Boddington Gold Mine Joint Venture (BGMJV). The BGMJV Agreement was entered into on 31 March 1987 and initially consisted of the same participants as the Worsley JV. The relationship between the bauxite/alumina operations and the gold operations was regulated under a cross-operation agreement which, in a restated form, continues as of the Report date.
The paramount principle regulating the relationship between the Worsley JV and the BGMJV was that bauxite and bauxite operations were to have priority over all other minerals within an area (the Common Area) that was defined within the boundaries of M258SA. This interpretation remains current as of the Report date. Consequently, where bauxite is found in an area of the mining leases where Newmont is active, Newmont is required to mine and stockpile bauxite on behalf of the Worsley JV.
Ownership of the BGMJV changed over time so that the participants in the Worsley JV were no longer the same as the BGMJV participants. In order to accommodate the transfer of ownership to incoming BGMJV participants whilst maintaining bauxite rights, a series of transactions were entered into that resulted in the present structure whereby the BGMJV participants sublease the mining leases on which the gold mineralization is located.
Newmont acquired its interest in the BGMJV through the transactions summarized in Table 3-2.
3.3.2    Current Ownership
Since 2009, Newmont has had 100% ownership of the BGMJV. The current parties to the BGMJV are Newmont Boddington Pty Ltd (66⅔%) and Saddleback Investments Pty Ltd (Saddleback; (33⅓%). Both companies are indirectly-wholly owned Newmont subsidiaries.
3.4    Property Agreements
3.4.1    Background
The region in which the Project is located is a well-known bauxite-alumina mining and production area now held predominantly by either the Worsley JV or the Alcoa Australia Group pursuant to their respective State Agreements. The major part of the Mining Act tenure (including M70/21–26, M70/564 and M70/799) lies within the original boundaries of a tenement granted under the Worsley State Agreement (M258SA). The remainder of the tenure (including M264SAand M70/1031) lies within the original boundaries of another State Agreement Area known as the Alcoa State Agreement (M1SA).
Newmont subleases from the Worsley JV the key mining leases upon which the Boddington operations are located, namely M70/21–26, M70/564 and M70/799. Newmont is entitled to all gold and other non-bauxite mining rights conferred by the lease. The Worsley JV retains the rights to bauxite and priority rights of access in order to mine and recover such bauxite. Where

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any new leases within the original area of M258SA are granted to the Worsley JV, the non-bauxite rights under such leases will be held by the Worsley JV for and on behalf of the BGMJV.
Table 3-2:    Transactions Through Which Newmont Acquired Its Interest in the BGMJV

Year	Interest	Seller	Purchaser
1995	4 and 4/9%	Japan Alumina Associates (Australia) Pty Ltd (then called Kobe Alumina Associates (Australia) Pty Limited)	Newmont Boddington Pty Ltd (then called PosGold (Boddington) Pty Ltd and ultimately held by Normandy Mining Limited)
1995	40%	Reynolds Australia Alumina Ltd	Newmont Boddington Pty Ltd (then called PosGold (Boddington) Pty Ltd and ultimately held by Normandy Mining Limited)
2002		Newmont Mining Corporation acquires 100% of Normandy Mining Limited, which was the ultimate owner of PosGold (Boddington) Pty Ltd.
2006	22 and 2/9%	Newcrest Operations Limited	Newmont Boddington Pty Ltd
2009	33 and 3/9%	AngloGold Ashanti Australia Limited	Saddleback Investments Pty Ltd
3.4.2    Management Agreements
The relationship between the Worsley JV bauxite operations and the BGMJV gold operations is regulated through a cross-operation agreement. This agreement confers priority on the bauxite operations such that the operations of the Worsley JV will take priority over the operations of the BGMJV and the BGMJV are required to take reasonable measures to conserve bauxite including by mining and stockpiling bauxite on behalf of the Worsley JV.
The cross-operation agreement also requires the managers of the respective JVs to keep each other regularly informed as to current and proposed activities in order to alleviate or minimize any potential impact of one operation upon another.
3.5    Mineral Title
Newmont has an interest in a total of 89 tenements in the Boddington area The total granted area is approximately 21,249 ha and the under-application area is approximately 60,767 ha.
The actual mining area is covered by the following 13 WA Mining Act leases: M70/21–26, M70/564, M70/799, M70/1031, G70/215 and G70/218–219, and M264SA. Mining leases M70/21–26 and M70/799 are the key tenements under which gold mining activity is concentrated.
Through direct lease holding and sub-lease arrangements with the Worsley JV, Newmont holds the rights to minerals other than bauxite in proportion to the Newmont ownership percentages.
A total of 26 of the mining tenements are at an application stage. Under the Mining Act of Western Australia 1978, Mining Leases are granted for 21 years and are renewable. Five mining leases (M70/21–25) were renewed in March 2007 for a 21-year term.
Newmont has an automatic right to be granted new subleases when the tenements are renewed. The Worsley JV may renew the mining leases.

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Mineral tenure is summarized in Table 3-3, and a tenure location plan is provided as Figure 3-1.
Table 3-3:    Mineral Tenure Summary Table

Lease	Holder	Lease Type	Lease Status	Current Area	Application Date (dd/mm/year)	Grant Date (dd/mm/year)	Expiry Date (dd/mm/year)
E70/2149 [1]	A	Ex	Application	28 blocks	7/12/1998	—	—
E70/2336 [1]	A	Ex	Application	56 blocks	25/05/2000	—	—
E70/2550 [1]	A	Ex	Application	7 blocks	11/10/2002	—	—
E70/2562 [1]	B	Ex	Application	8 blocks	2/12/2002	—	—
E70/3750	C	Ex	Application	40 blocks	30/11/2009	—	—
E70/3982	C	Ex	Application	6 blocks	1/10/2010	—	—
E70/4018	C	Ex	Application	3 blocks	9/12/2010	—	—
E70/4019	C	Ex	Application	6 blocks	9/12/2010	—	—
E70/4235	C	Ex	Application	2 blocks	30/09/2011	—	—
E70/4301	C	Ex	Application	8 blocks	22/02/2012	—	—
E70/4302	C	Ex	Application	6 blocks	22/02/2012	—	—
M70/18 [2]	D	M	Application	884 ha	8/04/1983	—	—
M70/19 [2]	D	M	Application	980 ha	8/04/1983	—	—
M70/27 [2]	D	M	Application	747 ha	14/04/1983	—	—
M70/28 [2]	D	M	Application	720 ha	14/04/1983	—	—
M70/29 [2]	D	M	Application	690 ha	14/04/1983	—	—
M70/30 [2]	D	M	Application	690 ha	14/04/1983	—	—
M70/31 [2]	D	M	Application	907 ha	14/04/1983	—	—
M70/32 [2]	D	M	Application	972 ha	14/04/1983	—	—
M70/33 [2]	D	M	Application	856 ha	14/04/1983	—	—
M70/34 [2]	D	M	Application	873 ha	14/04/1983	—	—
M70/35 [2]	D	M	Application	967 ha	14/04/1983	—	—
M70/36 [2]	D	M	Application	639 ha	14/04/1983	—	—
M70/545 [2]	E	M	Application	1000 ha	13/07/1989	—	—
M70/975 [1]	F	M	Application	990 ha	14/01/1997	—	—
P70/1598	C	P	Application	27.56 ha	24/06/2010	—	—
E70/710 [3]	E	Ex	Granted	9.44 km2	27/04/1988	16/01/1989	15/01/1997
G70/215	C	G	Granted	28.61 ha	13/05/2005	16/06/2009	15/06/2030
G70/218	C	G	Granted	51.69 ha	9/02/2006	16/08/2006	15/08/2027
G70/219	C	G	Granted	9.545 ha	9/02/2006	13/12/2006	12/12/2027
L70/152	C	L	Granted	171.68 ha	6/08/2012	14/03/2013	13/03/2034
L70/165	C	L	Granted	2.128 ha	15/05/2014	22/09/2014	21/09/2035
L70/28	C	L	Granted	1.2 ha	16/08/1993	4/11/1993	3/11/2023
L70/95	C	L	Granted	31 ha	9/02/2006	5/05/2006	4/05/2027
L70/96	C	L	Granted	6 ha	13/07/2006	10/11/2006	9/11/2027
L70/222	C	L	Application	33.25 ha	10/09/2020
M264SA(1)	C	M	Granted	497.35 ha	28/12/1987	1/08/1988	31/07/2030
M264SA(2)	C	M	Granted	408.9 ha	28/12/1987	1/08/1988	31/07/2030
M70/1031	C	M	Granted	398.9 ha	8/10/1998	11/10/1999	10/10/2020
M70/110 [2]	F	M	Granted	5.2955 ha	25/11/1983	3/02/1989	2/02/2031
M70/111 [2]	F	M	Granted	121.3 ha	25/11/1983	3/02/1989	2/02/2031
M70/112 [2]	F	M	Granted	29.37 ha	25/11/1983	3/02/1989	2/02/2031

Date: February, 2022	Page 3-6

Boddington Operations Western Australia Technical Report Summary

Lease	Holder	Lease Type	Lease Status	Current Area	Application Date (dd/mm/year)	Grant Date (dd/mm/year)	Expiry Date (dd/mm/year)
M70/113 [2]	F	M	Granted	64.485 ha	25/11/1983	3/02/1989	2/02/2031
M70/114 [2]	F	M	Granted	817.8 ha	25/11/1983	3/02/1989	2/02/2031
M70/115 [2]	F	M	Granted	702.2 ha	25/11/1983	3/02/1989	2/02/2031
M70/116 [2]	F	M	Granted	749.3 ha	25/11/1983	3/02/1989	2/02/2031
M70/1220	C	M	Granted	43.335 ha	4/03/2005	14/11/2012	13/11/2033
M70/1221	C	M	Granted	929.3 ha	4/03/2005	14/11/2012	13/11/2033
M70/1236	C	M	Granted	946 ha	17/06/2005	25/11/2013	24/11/2034
M70/1237	C	M	Granted	987 ha	17/06/2005	25/11/2013	24/11/2034
M70/1238	C	M	Granted	708 ha	17/06/2005	25/11/2013	24/11/2034
M70/1239	C	M	Granted	960 ha	17/06/2005	25/11/2013	24/11/2034
M70/21 [3]	F	M	Granted	978.05 ha	14/04/1983	9/04/1986	8/04/2028
M70/22 [3]	F	M	Granted	984.6 ha	14/04/1983	9/04/1986	8/04/2028
M70/23 [3]	F	M	Granted	966.9 ha	14/04/1983	9/04/1986	8/04/2028
M70/24 [3]	F	M	Granted	986.15 ha	14/04/1983	9/04/1986	8/04/2028
M70/25 [3]	F	M	Granted	968.38 ha	14/04/1983	9/04/1986	8/04/2028
M70/26 [3]	F	M	Granted	527.25 ha	14/04/1983	28/11/2014	27/11/2035
M70/462	C	M	Granted	476.25 ha	1/11/1988	12/10/1989	11/10/2031
M70/463	C	M	Granted	359.65 ha	1/11/1988	12/10/1989	11/10/2031
M70/464	C	M	Granted	725.6 ha	1/11/1988	12/10/1989	11/10/2031
M70/465	C	M	Granted	359.55 ha	1/11/1988	12/10/1989	11/10/2031
M70/466	C	M	Granted	109.5 ha	1/11/1988	12/10/1989	11/10/2031
M70/554 [2]	F	M	Granted	38.61 ha	13/07/1989	6/04/2004	5/04/2025
M70/564 [3]	F	M	Granted	363.8 ha	29/08/1989	27/04/1990	26/04/2032
M70/588	C	M	Granted	360.15 ha	31/10/1989	7/06/1990	6/06/2032
M70/589	C	M	Granted	120.05 ha	31/10/1989	7/06/1990	6/06/2032
M70/590	C	M	Granted	402.55 ha	31/10/1989	7/06/1990	6/06/2032
M70/591	C	M	Granted	359.9 ha	31/10/1989	7/06/1990	6/06/2032
M70/731	C	M	Granted	300 ha	3/12/1991	26/01/1993	25/01/2035
M70/799 [3]	F	M	Granted	925.4 ha	21/01/1993	21/09/1993	20/09/2035
M70/944	C	M	Granted	1.5305 ha	21/05/1996	5/12/1996	4/12/2038
M70/945	C	M	Granted	11.76 ha	21/05/1996	5/12/1996	4/12/2038
M70/946	C	M	Granted	0.3385 ha	21/05/1996	5/12/1996	4/12/2038
M70/947	C	M	Granted	15.63 ha	21/05/1996	5/12/1996	4/12/2038
M70/948	C	M	Granted	2.496 ha	21/05/1996	5/12/1996	4/12/2038
M70/949	C	M	Granted	34.925 ha	21/05/1996	5/12/1996	4/12/2038
M70/950	C	M	Granted	16.465 ha	21/05/1996	5/12/1996	4/12/2038
M70/951	C	M	Granted	3.88 ha	21/05/1996	5/12/1996	4/12/2038
M70/952	C	M	Granted	12.13 ha	21/05/1996	5/12/1996	4/12/2038
M70/953	C	M	Granted	2.6 ha	21/05/1996	5/12/1996	4/12/2038
M70/954	C	M	Granted	12.865 ha	21/05/1996	5/12/1996	4/12/2038
M70/955	C	M	Granted	1.349 ha	21/05/1996	5/12/1996	4/12/2038
M70/976 [1]	F	M	Granted	861 ha	14/01/1997	30/08/2013	29/08/2034
M70/981	C	M	Granted	52.19 ha	25/03/1997	3/09/1997	2/09/2039
ML70/662	C	ML	Granted	90 ha	18/12/1981	1/01/2002	31/12/2022

Date: February, 2022	Page 3-7

Boddington Operations Western Australia Technical Report Summary

Lease	Holder	Lease Type	Lease Status	Current Area	Application Date (dd/mm/year)	Grant Date (dd/mm/year)	Expiry Date (dd/mm/year)
ML70/663	C	ML	Granted	90 ha	18/11/1981	1/01/2002	31/12/2022
ML70/751	C	ML	Granted	120 ha	26/11/1981	1/01/2002	31/12/2022
ML70/752	C	ML	Granted	120 ha	26/11/1981	1/01/2002	31/12/2022
ML70/753	C	ML	Granted	50 ha	26/11/1981	1/01/2002	31/12/2022
Notes:
A = Newcrest Operations Ltd (22.22%), Newmont Boddington Pty Ltd (44.44%), AngloGold Ashanti Australia Ltd (33.33%). B = Hedges Gold Pty Ltd (100%). C = Newmont Boddington Pty Ltd (66.67%), Saddleback Investments Pty Ltd (33.33%). D = BHP Billiton Minerals Pty Ltd (20%), South32 Aluminium (RAA) Pty Ltd (40%), Japan Alumina Associates (Australia) Pty Ltd (10%), The Shell Company of Australia Ltd (30%). E = South32 Aluminium (RAA) Pty Ltd (50%), Japan Alumina Associates (Australia) Pty Ltd (10%), Sojitz Alumina Pty Ltd (2.5%), The Shell Company of Australia Ltd (37.5%). F = South32 Aluminium (RAA) Pty Ltd (56%), South32 Worsley Alumina Pty Ltd (30%), Japan Alumina Associates (Australia) Pty Ltd (10%), Sojitz Alumina Pty Ltd (4%).
Ex = Exploration, G = General Purpose Lease, L = Miscellaneous License, M = Mining Lease, ML = Mineral Lease, P = Prospecting Permit.
1.Newmont 100% beneficial owner - upon grant can be transferred.
2.Newmont holds right to sub-lease.
3.Newmont holds a sub-lease.

Date: February, 2022	Page 3-8

Boddington Operations Western Australia Technical Report Summary

Figure 3-1:    Mineral Tenure Location Plan

NBG Exploration Tenements
Granted
Application
NBG Mining Tenements
Granted
0 5 10
Kilometers
Scale 1:250,000 Date: 14/07/2021
Coord System: GDA 1994 MGA Zone 50
Source: Newmont 2021
420000
440000
6400000
6380000
6360000
Dwellingup
Boddington
E 70/3750
E 70/3982
E 70/4235
E 70/2550
E 70/2336
E 70/2149
E 70/4301
E 70/4302
E 70/4018
E 70/4019
E 70/2562
M 70/1239
M 70/1238
M 264SA(1)
M 70/1237
M 70/1236
M 264SA(2)
M 70/1031
M 70/588
M 70/463
L 70/152
L 70/222
M 70/464
G 70/215
M 70/799
G 70/219
G 70/218
M 70/21
M 70/22
M 70/23
M 70/24
M 70/25
M 70/29
M 70/564
M 70/589
M 70/27
L 70/96
L 70/95
M 70/462
M 70/26
M 70/28
ML 70/753
L 70/28
M 70/554
ML 70/751
L 70/165
M 70/110
M 70/30
M 70/590
P 70/1598
M 70/975
M 70/465
M 70/31
M 70/591
ML 70/663
M 70/731
M 70/32
ML 70/662
M 70/947
M 70/946
M 70/945
M 70/466
M 70/948
M 70/33
M 70/955
M 70/34
M 70/545
M 70/953
M 70/951
M 70/18
M 70/976
M 70/981
M 70/19
M 70/116
M 70/35
M 70/36
1. M 70/1221
2. M 70/113
3. M 70/112
4. M 70/111
5. M 70/1220
6. E 70/710
7. M 70/114
8. M 70/115
9. M 70/944
10. M 70/954
11. M 70/952
File: BOD_Lnd_Ten_AnnualReport.aprx

Note: Figure prepared by Newmont, 2021.

Date: February, 2022	Page 3-9

Boddington Operations Western Australia Technical Report Summary

At the Report date, all required payments had been made and all required statutory reporting had been filed with the West Australian Department of Mines, Industry Regulation and Safety.
3.6    Surface Rights
Newmont holds sufficient surface rights to execute the life-of-mine (LOM) plan. A map showing the surface rights is included as Figure 3-2.
The Boddington Operations have freehold ownership of all the eastern and central areas of operations. Within this freehold land are all the existing residue disposal areas, the plant site, almost all of the area of the main open pit from the former oxide operation, and all but one of the smaller satellite open pits from the 1987–2001 operation.
The western portion of the operational area is outside the freehold land is Crown land covered by native forest. Mining operations can be conducted in this area but with certain restrictions imposed by the State Government through the 1978 Mining Act that are applicable to forested Crown lands.
Newmont holds freehold land to the north and to the east of the current mining areas.
To the south and east of the Project is freehold farmland. The largest farm immediately south of the mine, Hotham Farm, was acquired in December 2011.
3.7    Native Title
The Boddington Operations area was previously subject to a land claim registered under the Native Title Act and referred to as the Gnaala Karla Booja Claim. This claim has now been settled (The South West Native Title Settlement) and the settlement between the Western Australian Government and the claimant group became effective in January 2021. The consequence of this settlement is that an extensive and ongoing benefits package was provided by the West Australian Government to the claimant group and all native title claims over lands in the south west of Western Australia were released.
Obligations to enter into Aboriginal heritage agreements to protect heritage sites continue to apply to any activities in the settlement area.
To meet the then-applicable requirements for the Project, Newmont entered into a voluntary agreement with the claimant group in 2006. The Moorditj Booja Community Partnership Agreement has an end date of 31 December 2025.
3.8    Water Rights
Water rights are discussed in Chapter 15.7.

Date: February, 2022	Page 3-10

Boddington Operations Western Australia Technical Report Summary

Figure 3-2:    Surface Rights Plan

420000
440000
460000
6400000
6380000
6360000
Boddington
Saddleback Greenstone Belt
NBG Tenements
NBG Freehold Land
SWAPL Freehold Land
Privately Owned Freehold Land
N
0
5
10
Kilometers
Scale 1:250,000 Date: 13/07/2021
Coord System: GDA 1994 MGA Zone 50
Source: Newmont 2021
File: BOD_Lnd_Ten_AnnualReport.aprx

Date: February, 2022	Page 3-11

Boddington Operations Western Australia Technical Report Summary

3.9    Royalties
Production royalties are payable to the WA government and are included in the net smelter return (NSR) cut-off determination. Royalty payments were first incurred in the second half of 2009, and comprise:
•Copper royalty of 5% of the realized copper value, calculated in US$ and payable in AU$;
•Silver royalty of 2.5% of the realized silver value, calculated in US$ and payable in AU$;
•Gold royalty of 2.5% of the gold value, except that no gold royalty is payable in respect of the first 2,500 oz of payable gold produced in any financial year.
3.10    Encumbrances
In accordance with contractual arrangements with the Worsley Joint Venture Newmont, the bauxite within the area of its operations is reserved for the benefit of the Worsley Joint Venture and Newmont is required to conserve this bauxite, including through mining and stockpiling bauxite on behalf of the WJV. Certain of its tenements also contain a reservation of bauxite in favor of Alcoa Australia.
3.11    Permitting Requirements
Permitting and permitting conditions are discussed in Chapter 17.5 of this Report. The operations as envisaged in the LOM plan are either fully permitted, or the processes to obtain permits are well understood and similar permits were granted to the operations in the past, such as TSF raises.
There are no current material violations or fines, as imposed in the mining regulatory context of the Mine Safety and Health Administration (MSHA) in the United States, that apply to the Boddington Operations.
3.12    Significant Factors and Risks That May Affect Access, Title or Work Programs
The following significant factors or risks may affect access, title, or right or ability to perform work at the Project:
•Accurate closure cost provisioning, management of rehabilitation stockpiles (topsoil, gravels etc.), changes in design of facilities;
•Waste rock management and generation of acid rock drainage (ARD);
•Unapproved clearing of native vegetation;
•Incorrect disposal of waste resulting in contamination of local area;
•Spread of declared weed species or forest dieback disease;
•Failure to obtain approvals and amendments to licenses within desired timeframes;
•Failure to fully understand regional groundwater interactions and local dewatering activities impact on the local river system;

Date: February, 2022	Page 3-12

Boddington Operations Western Australia Technical Report Summary

•Breach of commitments with the Moorditj Booja Community Partnership Agreement;
•Operations impacting sacred sites;
•Reputational damage with local community if complaints or concerns are not addressed.
There is a risk to the Boddington Operations overall if the Worsley JV were to fail to renew the mining leases, as Newmont’s interest relies on the existence of valid mining tenure.
To the extent known to the QP, there are no other known significant factors and risks that may affect access, title, or the right or ability to perform work on the properties that comprise the Boddington Operations that are not discussed in this Report.

Date: February, 2022	Page 3-13

Boddington Operations Western Australia Technical Report Summary

4.0    ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY
4.1    Physiography
The Boddington Operations are located on the Darling Plateau in an area of deeply weathered, undulating landscape that ranges from 200–500 meters Relative Level (mRL). Local relief varies by about 100 m, with shallow valley floors adjacent to broadly convex hills.
The mine is located in the catchment area of Thirty Four Mile Brook, a tributary of the Hotham River, which itself flows into the Murray River and then into the Peel Harvey Inlet.
The mining leases are located largely on private forested land typical of the eastern Jarrah (a type of eucalyptus) forest. The forests were subject to selective logging for many decades. Land to the west of the Project area is State Forest, whereas much of the land to the south was cleared for agriculture, and is commonly used for sheep grazing and mixed cropping.
4.2    Accessibility
The township of Boddington is located 130 km southeast of Perth, is 14 km due west of the main Perth–Albany Highway, and is accessed by an all-weather sealed road. The operations are 17 km northwest of Boddington, and are accessed via a sealed road from the township. Within the operations areas, high-use road surfaces are sealed, and the remaining road types are finished with a gravel surface.
The port of Bunbury is used as the trans-shipment point for copper concentrates produced from the mine, and is approximately 170 km southwest of Perth, and approximately 175 km southwest of the operations area.
4.3    Climate
The climate is Mediterranean, with hot, dry summers and cool, wet winters. The coldest month is July (average 4.5ºC), and the warmest is January (average 32ºC). Rainfall averages approximately 780 mm/a, with most precipitation falling between April and October.
Mining operations are conducted year-round.
4.4    Infrastructure
Perth is the main source of supplies, and has a large, specialized infrastructure for mining support. There are adequate schools, medical services and businesses to support the work force. A skilled and semi-skilled mining workforce was established in the region as a result of on-going mining activities. Workers commute from Boddington and surrounding settlements to the mine site.
The mine site has medical facilities to handle emergencies. In addition, medical facilities are available in Perth to support the mine’s needs.

Date: February, 2022	Page 4-1

Boddington Operations Western Australia Technical Report Summary

The Boddington Operations currently have all infrastructure in place to support mining and processing activities (see also discussions in Chapter 13, Chapter 14, and Chapter 15 of this Report). These Report chapters also discuss water sources, electricity, personnel, and supplies.

Date: February, 2022	Page 4-2

Boddington Operations Western Australia Technical Report Summary

5.0    HISTORY
The ownership changes and ownership history for the operations is summarized in Chapter 3.3.
The mine has had two operating phases. From 1987–2001, open pit mining exploited gold in oxide resources in laterite from the original Boddington laterite pit and satellite deposits. A small decline was used to extract gold in quartz veins in the north of the Boddington area. Mining ceased in 2001, the plant and infrastructure were decommissioned, and redundant equipment was sold and removed from site.
Feasibility studies during the 1990s and early 2000s examined the economics of mining low-grade hard rock mineralization within the bounds of the former Boddington laterite pit. Mining recommenced in 2009.
In 2012, evaluations were undertaken to establish the biggest possible pit scenario for permitting purpose; in this scenario, the mine life would potentially extend until 2041.
In 2014, the life-of-mine (LOM) extension project received regulatory approval and the mining proposal approval was granted in 2015. An area of mineralization, termed the CV1 Conveyor Saddle, separates North Pit from South Pit, and would only be mined in times of high gold prices as it currently does not meet reasonable prospects of economic extraction at the gold price forecast in this Report.
Table 5-1 summarizes the exploration and development history of the Boddington Operations.

Date: February, 2022	Page 5-1

Boddington Operations Western Australia Technical Report Summary

Table 5-1:    Exploration and Development History Summary Table

Year	Company	Note
1975	Geological Survey of Western Australia (GSWA)	Conducted a geochemical prospecting program; identified anomalous Au, As, Cu, Pb, Mo, and Zn in a zone about 5 km long and 500 m wide area within the northern extent of the Saddleback Greenstone Belt
1980	Reynolds Australia Mines	Explored a significant gold-mineralized zone in an area within the geochemical anomaly
1982–1985	BGMJV	Drill testing, mineral resource and ore (mineral) reserve estimates, mining studies, environmental studies, applications for environmental approvals
1983		Discovery of an isolated area of supergene enriched copper-gold mineralization within the oxide profile below the water table
1986–1987	Alcoa of Australia Limited	Feasibility studies on Hedges area, a northern continuation of the Boddington deposit
1987	BGMJV	Open pit mining commenced at Boddington
1988	Alcoa of Australia Limited	Open pit mining commenced at Hedges
1990	BGMJV	Discovery of high-grade gold-bearing quartz veins in the northern section of the deposit within oxide and bedrock zones
1991		Construction of supergene plant
1992		Construction of Jarrah Decline to access the high-grade Jarrah quartz veins
1993–2001		Open pit mining of six satellite deposits
1994		Wandoo low-grade deposit identified
1997		Completion of underground mining on the Jarrah quartz veins. Feasibility study on Wandoo South
1998		Purchase of Hedges (now Wandoo North)
2000		Update of feasibility study using Wandoo South and Wandoo North
2001		Oxide resources depleted, mine placed on care and maintenance
2002	Newmont	Acquired Normandy Mining interest in BGMJV

Date: February, 2022	Page 5-2

Boddington Operations Western Australia Technical Report Summary

2003	BGMJV	Updated feasibility study assuming open pit mining and conventional crush–mill–float processing for copper and cyanide leach processing for gold, focusing on Wandoo South and Wandoo North
2006		Board approval of open pit mining operations
2006		Regulatory approval of open pit mining operations
2006	Newmont	Acquired Newcrest interest in BGMJV
2009		Acquired remaining interest in Boddington from AngloGold Ashanti. Commercial production
2012		Evaluated combining the North and South Wandoo open pits to extend mine life
2012		Project receives interim regulatory approval
2015		Life-of-mine extension project receives regulatory approvals Cutback S05A started
2016		Highest record gold production in a year (813 koz) Reached cumulative 5 Moz gold produced
2018		Mill reached name plate capacity of 40 Mt/a Cutback S09A started
2019		D6 water storage reservoir receives regulatory approvals Cutback N03 completed Cutback S04 completed Ex-pit mined, since 2007, reached 1 Bt
2020		Mineral reserve addition to the North Pit Board approval for autonomous haul system implementation
2021		Full autonomous truck fleet roll out at October 5, 2021 D6 water storage reservoir construction completed

Date: February, 2022	Page 5-3

Boddington Operations Western Australia Technical Report Summary

6.0    GEOLOGICAL SETTING, MINERALIZATION, AND DEPOSIT
6.1    Deposit Type
The deposit style is still somewhat controversial. Features consistent with porphyry-style mineralization, classic orogenic shear zones, and intrusion-related gold–copper–bismuth mineralization, are all recognized, giving rise to a variety of genetic interpretations.
Boddington does not fit any classic Archean orogenic gold deposit model, having a general lack of quartz veins and iron carbonate alteration, a copper ± molybdenum ± bismuth association, zoned geochemical anomalism, and evidence of high-temperature, saline, ore-forming fluids. Detailed petrographic, geochemical and melt inclusion studies suggest a late stage ~2,612 Ma, monzogranite intrusion as one of the principal sources of the mineralizing fluids. However, there is also local evidence for older, perhaps proto-ore, porphyry-style copper ± gold in the dioritic intrusions and patchy, locally high-grade, orogenic-style gold mineralization associated with enclosing shear zones and brittle-style deformation, which was focused on the relatively competent dioritic intrusions (Turner et al., 2020).
6.2    Regional Geology
The Boddington deposit is hosted within the Wells Formation in the Saddleback Greenstone Belt, which lies in the southeastern corner of the Archaean Yilgarn Craton (Figure 6-1).
The Saddleback Greenstone Belt comprises a steeply-dipping and extensively faulted sequence of sedimentary, felsic to mafic volcanic and pyroclastic rocks that were metamorphosed to greenschist–amphibolite facies. The belt is approximately 50 km long, 8 km wide, and is surrounded by granitic and gneissic rocks. Age dates range from 2,715–2,690 Ma.
The Saddleback Greenstone Belt was subdivided into three formations (Wilde, 1976; Figure 6-2):
•Hotham Formation: Metasedimentary rocks; restricted to the southwestern part of the Saddleback Greenstone Belt;
•Wells Formation: Felsic to intermediate volcanic rocks and associated granitoid intrusions. This formation is the main host to economic mineralization at Boddington;
•Marradong Formation: Meta-basaltic lavas and related doleritic/gabbroic intrusions. This formation includes a significant number of ultramafic intrusions in the northern half of the Saddleback Greenstone Belt.
These units are cut by at least three generations of Proterozoic dolerite dykes.
The greenstones were emplaced in an island arc setting. Ductile deformation followed, then a second period of supracrustal deposition, again probably in an island arc setting. This second phase was accompanied by coeval granodiorite–tonalite intrusion. Greenschist facies metamorphism followed, and all rocks were affected by brittle–ductile faults.
A late monzogranite intrudes the greenstone belt just east of the mine area and is attributed to melting of mid-crustal rocks in an intraplate setting.

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Figure 6-1:    Regional Geology Setting

Fault - Interpreted
Lithological contact
Phanerozoic
Proterozoic
Greenstone belt
Granitic intrusion
Metasedimentary gneiss
Granite gneiss, granulite and migmatite
Archean
N
0
50
100
Kilometers
Perth
32°S
34°S
Boddington Gold Mine
Boddington township
Saddleback Greenstone Belt
Leeuwin Block
Perth Basin
Darling Fault
South West Terrane
Albany-Fraser Orogen
Western Australia
Yilgarn Craton
Perth
Map Area
114°E
116°E
118°E

Note: Figure from Turner et al., (2020).

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Figure 6-2:    Regional Geology Map
Note: Figure from Turner et al., (2020).

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6.3    Local Geology
The Wells Formation within the greenstone belt is informally divided into three packages (Figure 6-3):
•‘Lower’ Wells Formation: mixed package of intermediate andesites and diorites with mafic basalts and dolerites;
•‘Main or Central’ Wells Formation: volcanic andesites and intrusive diorites; favorable mineralization host;
•‘Upper’ Wells Formation: predominantly mafic package of basalts and dolerites with minor lenses of intermediate and metasedimentary rock types.
Several structures were identified that are controlling elements on the localization and form of mineralization, these being:
•Northeast-striking fault corridors, which appear to compartmentalize the deposit. These structures appear to have offset favorable host rocks pre-mineralization;
•Intersection of late-stage faults with early ductile quartz–sericite shear zones;
•Intersection of west–northwest or northwest-trending faults with structurally-favorable lithologies;
•Late brittle–ductile west–northwest- or northwest-trending faults that have subvertical dips, which show elevated mineral abundances, and mineralization-related alteration assemblages.
6.4    Property Geology
The Boddington deposit lies within a 6 km strike length of the Wells Formation. For descriptive purposes the deposit is subdivided at approximately 12,200 N into two main centers of bedrock mineralization, referred to as Wandoo North (North Pit) and Wandoo South (South Pit). The deposit area geology is shown in Figure 6-4 and a cross-section is provided as Figure 6-5.
6.4.1    Lithologies
Most of the primary mineralization at Boddington is hosted within intermediate to felsic intrusive, volcanic, and volcano-sedimentary rocks, with approximate dimensions of 9,000–11,000 mE; 8,500–14,500 mN; and -675–324 mRL. The deepest mineralization intercept to date is at approximately 1,219 m. The volcanic rocks are dominated by dacites and andesites.

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Figure 6-3:    Stratigraphic Column Schematic
Note: Figure prepared by Newmont, 2021; modified from Turner et al. (2020).

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Figure 6-4:    Geology Map
Note: Figure from Turner et al. (2020).

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Figure 6-5:    Geological Cross-Section

A
A'
0mRL
-400mRL
Expected location of Western 'Shear'
0
200
Meters
Archean
Proterozoic dolerite dike
Sedimentary rocks
Dacite
Fragmental dacite
Diorite
Foliation zones
Brittle fault
Au ore shell
Diamond drill-hole
Southern Diorite Deeps

Note: Figure from Turner et al. (2020). Section location is shown on Figure 6-4.

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The Wells Formation is intruded by at least three magmatic suites:
•A suite of quartz-feldspar-phyric diorite, porphyritic diorite, and microdiorite intrusions (Diorite suite) which are spatially linked to the bulk of the Au-Cu mineralization. These were emplaced between 2,714 and 2,691 Ma (Roth, 1992; Allibone et al., 1998; McCuaig and Behn, 1998);
•A separate suite of granodiorite-quartz diorite-tonalite intrusions (Eastern suite), which intrude the Marradong and Wells Formations, is dated at ~2,675 Ma (Allibone et al., 1998);
•The “Late Granite” (Wourahming monzogranite) suite is the final intrusive event at ~2,612 Ma (Turner et al., 2020).
The N05 extended layback, at North Pit, is dominated by diorites, with lesser fragmental volcanic rocks. The diorites at North Pit are mainly porphyritic and generally more felsic compared to the predominantly aphyric diorites of South Pit. A suite of rhyodacitic porphyries are identified at North Pit, but is rarely observed at South Pit.
The South Pit is centered on a composite diorite stock, the Central Diorite, which has a known strike length of approximately 1,200 m and thicknesses varying from 300–600 m. The southern portion of the Central Diorite strikes north, and dips subvertically and steeply to the west, with an apparent southerly plunge. To the north, the strike of the diorite changes from north to northwest, following the orientation of a transecting dolerite dike. The dip changes from westerly, to subvertical, to steeply to the southwest.
The diorite is in contact with three volcanic units:
•Southern volcanic unit: sequence of porphyritic volcanic rocks in the south and west;
•Northern volcanic unit: sequence of tuffaceous volcanic rocks to the northwest;
•Eastern volcanic unit: characterized by aggregated clusters of plagioclase. Separated from the Central Diorite by the Eastern Shear Zone, a north-striking, steeply west-dipping brittle, ductile tectonic feature.
Thin units of fragmental volcaniclastic rocks consisting of angular to well-rounded diorite and andesite clasts ranging from fine ash to agglomerate sizes are common within and around the diorite stock. A series of fine-grained microdiorite dykes, ranging from a few centimeters to several meters wide, cross-cuts andesite, diorite, and fragmental lithologies.
A suite of Proterozoic dolerite dykes with three prominent orientations cross-cuts the entire mine sequence, but does not host any significant mineralization.
6.4.2    Structure and Alteration
The following structural/alteration events were identified at Boddington:
•Early (pre-deformation) albite and biotite–silica alteration associated with the dioritic intrusions was interpreted by Roth (1992) to signify potassic alteration (Turner et al., 2020);
•D1–D2 ductile shearing was accompanied by silica–sericite–pyrite ± arsenopyrite alteration. Lacks significant gold–copper mineralization. Formed north–south-striking sub-vertical to east-dipping broad ductile shear zones;

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•D3 northeast-trending ductile shearing produced mylonite zones with silica–albite–biotite–pyrite alteration. Associated with development of massive quartz veins in D2 shear zones;
•D4 northwest-trending, brittle-ductile deformation. Late D4 clinozoisite–quartz–chlorite–sulfide veins commonly impart a fine fracture-fill network or mesh texture to the rocks and are generally associated with the bulk of the low-grade gold–copper mineralization. In addition, late D4 actinolite–sulfide veins have a narrow selvage of phlogopite–clinozoisite or quartz–albite, and are associated with zones of higher grade gold and copper (Turner et al., 2020).
6.4.3    Weathering
The laterite zone consists of 1–10 m of topsoil and loose gravel, underlain by 1–2 m of ferruginous duricrust, and a basal zone of 1–10 m of gibbsitic bauxite with goethite, hematite and minor kaolinite. The saprolite zone, 25–80 m thick, typically consists of mottled and ferruginous kaolinitic clays, with preserved rock textures. The saprock zone includes smectite clays, with rock fragments and well preserved textures. The saprock to bedrock transition typically occurs over a few meters.
6.4.4    Mineralization
Two mineralization stages were recognized. The earliest phase consists of widespread silica–biotite alteration and complex quartz + albite + molybdenite ± muscovite ± clinozoisite ± chalcopyrite veins, all of which are variably deformed by ductile shear zones.
The second, major, alteration stage cross-cuts the first, and comprises:
•Quartz + albite + molybdenite ± muscovite ± biotite ± fluorite ± clinozoisite ± chalcopyrite veining;
•Clinozoisite + chalcopyrite + pyrrhotite + quartz + chlorite veins that host low-grade gold–copper mineralization;
•Actinolite + chalcopyrite + pyrrhotite ± quartz, carbonate + biotite veins that host high-grade mineralization.
Gold in the laterite zones occurs in association with iron and aluminum hydroxides. Gold in the saprolite is hosted in primary quartz veins, in clays immediately adjacent to mineralized quartz veins, and in secondary, shallow-dipping, goethitic horizons. Saprock mineralization reflects the mineralization distribution in the underlying bedrock.
Bedrock gold mineralization is hosted in veins, lenses and stockworks. Chalcopyrite and pyrrhotite the dominant sulfides, with lesser pyrite, sphalerite, cubanite, cobaltite, arsenopyrite, pentlandite, covellite, bismuthinite, digenite, marcasite and galena.
Quartz–albite–sulfide veins with coarse molybdenum, a dominant control for molybdenite distribution within the deposit, are found in both the Wandoo North and South areas but are dominant in the South Pit. Non-mineralized, thin felsic and intensely epidote-altered lithologies are seen in the Wandoo North area but are not reported from the South Pit.
Figure 6-6 to Figure 6-11 are plan and cross section images at North Pit, S05A pit and S09A pit displaying gold mineralization trends in blast hole data and exploration drill hole orientations.

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Figure 6-6:    North Pit (N03) Plan View
Note: Figure prepared by Newmont, 2021. Image at 50 m RL.

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Figure 6-7:    North Pit (N03) Section View
Note: Figure prepared by Newmont, 2021. Section line at 13,100 mN.

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Figure 6-8:    S05A Pit, Plan View
Note: Figure prepared by Newmont, 2021. Image at 50 m RL.

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Figure 6-9:    S05A Pit, Section View
Note: Figure prepared by Newmont, 2021. Section line at 10,950 mN

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Boddington Operations Western Australia Technical Report Summary

Figure 6-10:    S09A Pit, Plan View
Note: Figure prepared by Newmont, 2021. Image at 250 m RL.

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Boddington Operations Western Australia Technical Report Summary

Figure 6-11:    S09A Pit, Section View
Note: Figure prepared by Newmont, 2021. Section line at 9,300 mN.

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Boddington Operations Western Australia Technical Report Summary

7.0    EXPLORATION
7.1    Exploration
7.1.1    Grids and Surveys
Mining operations use a mine grid. The local mine grid was required for two reasons:
•Geological: to rotate the north orientation by approximately 40º so that the grid would align with the geology and topography of the area. Initial outcrops were running along a strike of 320º;
•Survey: to create a false easting and northing at the origin of the site (10000E and 10000N). This allows a simplified coordinate system to be used and creates a grid with a scale factor of exactly 1, so there are no adjustments to any distances measured.
The grid was created from a calibration using the Map Grid of Australia Datum (MGA94, Zone 50). The vertical datum remained the same with the Australian Height Datum (AHD) used with reference to the Ausgeoid09. RL 0 for this datum is mean sea level.
The topographic surface used to delimit block models is constructed from an as-mined surveyed pickup that is updated on a monthly basis.
7.1.2    Geological Mapping
Very limited amount of bedrock exposure in the Project area restricted surface mapping, while most geological mapping was derived from logging drill core and drill chip samples.
Structural mapping is routinely completed of highwalls by the geotechnical department and blast holes are mapped for dolerite and oxide by mine geologists.
During 2020, a consultant was engaged to complete a review on structural controls on mineralization in the South Pit and exploration drill hole orientations. A third-party consultant reviewed blast hole and core data and completed targeted highwall mapping during his investigation. The primary focus of the review was S09A. The study concluded that the exploration drill hole orientation was sub-optimal to the main mineralization trend. This observation was accounted for in subsequent resource model updates. Drill hole orientation in S05A was considered to be acceptable.
7.1.3    Geochemistry
Boddington was discovered in 1980 by two surface traverses which collected lateritic samples across the Greenstone Belt in an area of geochemical anomalism identified by the GSWA (1978).
Geochemical sampling was completed as part of the initial, first-pass exploration program, and was supplemented by data obtained from drilling and mining operations. Samples collected during early programs included stream sediments (bulk-leach extractable gold or BLEG), soil (mobile metal ion -MMI) rock chip. Later, samples were collected using Newmont’s proprietary deep sensing geochemistry approach.

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After the initial discovery of Boddington, further soil samples were collected on grids ranging from 50 x 100 m out to 200 x 200 m over regional areas of the Saddleback Greenstone Belt. Additional soil samples were collected in 2020–2021 and results will be used for exploration target generation within the Saddleback Belt.
7.1.4    Geophysics
Airborne and ground geophysical surveys were completed as part of initial and greenstone-belt-wide exploration activities (Figure 7-2 and Table 7-1).
To date, geophysics at the Boddington Gold Mine and surrounding area has consisted of aeromagnetic/radiometric surveys, test surface time-domain electromagnetic (TDEM) and induced polarization/resistivity surveys, regional and semi-detailed gravity surveys, mise-a-la-masse survey, downhole TDEM surveying wireline logging of selected deep holes.
The aeromagnetic and radiometric data are primarily of use in mapping lithology and structure. Geological noise in the form of numerous dolerite dykes and what appears to be maghaemite in the laterites makes interpretation of the magnetics somewhat problematic. There are no magnetic minerals associated with the mineralization.
The regional gravity broadly maps out the ultramafic/mafic units within, and the extent of, the Saddleback Greenstone Belt.
The laterite-hosted gold mineralization does not have associated with it any other mineralization or alteration that maybe detectable or mappable using geophysical techniques, hence is not amenable to geophysical exploration. The downhole wireline logs indicate resistivity lows and EM conductivity highs associated with primary mineralization. These are inferred to be due to presence of sulfides and or the development of secondary porosity associated with faults. The mise-a-la-masse clearly indicates that mineralization at one prospect, Blob/Son of Blob, is detectable using downhole to surface direct current electrical techniques. The downhole transient electromagnetic surveys indicate these zones are not sufficiently conductive to produce a response to transient electromagnetic techniques.
The induced polarization tests at the selected prospect, Jarrah, were contaminated by the presence of powerlines and fences, and invalidated the results. However, there is enough evidence by way of the presence of disseminated sulfides associated with higher-grade primary mineralization to infer it would respond to this technique.
Geophysics is used in conjunction with other geological datasets to develop exploration targets in Newmont’s tenement package.

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Figure 7-1:    Gravity Image
Note: Figure prepared by ___

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Table 7-1:    Geophysical Surveys

Survey	Type	Date	Comment
Airborne	Aero mag	1982	250 m and 500 m line spacing, 100 m flying height
	Aero mag	1989	100 m and 250 m line spacing, 80 m flying height
	Aero mag	1993	3,220 line km at 50 m and 100 m line spacing, 50 m flying height
	Aero mag	1996	8,290 line km at 50 m and 100 m line spacing, 60 m flying height
	Gravity	2020	2,184 line km at 200 m line spacing, 80 m flying height
Ground	Gravity	1993 to 2008	5,243 stations with varying station spacing in five separate data collection campaigns, comprising 3,030 regional gravity stations and 2,213 detailed stations
	IP	1999	2.1 km of dipole-dipole, 100 m electrode spacing. 0.36 km2 coverage of gradient array
	TDEM	1999
Fixed loop–Jarrah–13500N–14300N, 9800E–11000E;
Moving loop–Jarrah–13550N–13750N, 10000E–11000E;
Fixed loop–Mallee–12200N–13000N, 11400E, 12125E;
Moving loop–Mallee–12450N and 12850N, 11400E–12200E and 11400E–12000E

	Wireline Logging	2000	Natural gamma, magnetic susceptibility, resistivity, EM conductivity. Holes logged: WBD12500-008, 300 m; WBD12770-003, 294 m; WBD13985-002, 737 m; WBD13485-001, 880 m; WBD13365-001, 819 m
	Drill hole TDEM	2001	WBD12770, WBD13080, WBD13485, WBD13365
	Mise-a-la-masse	2001	Three lines surveyed; electrodes at WBD12770–120 m; WBD12770–246 m; WBD13080–312 m. Area of the survey encompassed by 9400E–9800E, 12500N–13300N, approximately 0.24 km2
	MIMDAS	2004 to 2006	97.5 line km of data collection. 50 m and 100 m dipole spacing and 175–200 m line separation. Completed 10 km at Conveyor, 12.5 km at Hume Tank; 6 km at Eastern Southern Diorite Deeps and 6 km at South Southern Diorite Deeps; 12 km plant site and 12.5 km South Southern Diorite Deeps; 38.4 km WRSFs.
Note: MIMDAS = Mt. Isa Mining Distributed Acquisition System; IP = induced polarization; TDEM = time-domain electromagnetic; WRSF = waste rock storage facility.
7.1.5    Petrology, Mineralogy, and Research Studies
Since 1980, a number of structural, petrology, mineralogy, lithogeochemical and research studies were completed on the Boddington Operations. Typically, petrological and mineralogical studies were completed in support of metallurgical investigations to determine the size, location and minerals associated with gold particles. Transmitted and reflected light petrology, X-ray detection, X-ray fluorescence, scanning electron microscopy, panning, and fluid inclusion thermometry were conducted to learn more about the metal paragenesis, gold-bearing species, and conditions of formation. Multi-element studies were used on drill core to provide multi-element data to support interpretative multi-element geochemical models.
Three honors theses, two masters theses and one doctoral thesis were completed on deposit aspects. A second doctoral study is currently underway in association with the University of Western Australia.

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7.1.6    Qualified Person’s Interpretation of the Exploration Information
The Saddleback Greenstone Belt has been extensively explored for over 50 years, and a considerable information database has developed as a result of both exploration and mining activities.
The primary exploration method is core drilling and assay collection. However, advancements in geophysics and geochemistry, together with regional geological and structural interpretations have improved the amount and quality of data that can be used for exploration vectoring and geological modelling. The geophysical and geochemical information is integrated with the drill hole database to improve deposit model interpretations.
7.1.7    Exploration Potential
The Saddleback Greenstone Belt was discovered in the late 1970s and therefore is relatively ‘young’ in comparison to mining and exploration of other greenstone belts in the Yilgarn Craton.
Exploration in the Saddleback Greenstone Belt in terms of an ability to prioritize anomalies and prospects, was limited by the level of understanding in respect of the geology, structure and the relationships these have with geochemistry, regolith/landform evolution and geophysics. There is limited outcrop of basement lithologies throughout the greenstone belt. Aspects of the geology were covered by numerous investigations, but virtually all of these have focused on the Boddington gold deposit and immediate surrounds.
Exploration historically has focused on exploring for both ‘Boddington-style’ and ‘orogenic’ systems as it was documented that the Boddington deposit is likely a hybrid hydrothermal systems with characteristics of both, and also intrusion related characteristics. Outside the mine, there is evidence of orogenic gold veins and intermediates hosting actinolite–clinozoisite–sulfide mineralization.
More recently, exploration was re-invigorated throughout the greenstone belt by Newmont with the inclusion of new district scale datasets, including an airborne gravity survey flown over the Saddleback Greenstone Belt in 2020 and the district-scale deep sensing geochemistry (DSG) program completed in 2020–2021. The combination of geophysics and surface geochemistry to assist with understanding what lies beneath the regolith has aided in developing the geological framework of the Saddleback Greenstone Belt. The datasets are assisting with recognizing new belt-scale lineaments and felsic intrusions, similar to the monzogranite possibly associated with gold mineralization at Boddington, which could host additional Boddington-style mineralization.
A number of possible cutbacks were identified adjacent to the current mine plan that may represent upside potential for the operations if these areas can be included in the LOM plan.
7.2    Drilling
7.2.1    Overview

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7.2.1.1    Drilling on Property
Approximately 159,490 drill holes were completed by December 31, 2021, for about 3.80 Mm of drilling as summarized in Table 7-2. Drill methods included core, reverse circulation (RC), aircore (AC), rotary air blast (RAB) and vacuum.
Drilling that supports the 2021 mineral resource and mineral reserve estimates consists of core and RC drill holes, and totals 7,431 for 1,445,163 m (Table 7-3).
Drill collar locations are shown on a Project-basis in Figure 7-2 and Figure 7-3 and the collars of those drill holes used in mineral resource estimation are shown in Figure 7-4.
7.2.1.2    Drilling Excluded For Estimation Purposes
Drilling excluded from the resource estimate largely comprises historical low-quality holes, grade control drilling from historic operations, and drilling related to the bauxite deposits and operations. Most excluded holes are short, within the oxide zone, and do not intersect the fresh rock that is the focus of modern gold operations.
7.2.2    Drill Methods
Vacuum, RAB and aircore drilling were primarily used as a first-pass evaluation tool of soil sample anomalies to bedrock. RC drilling was used as a mineral resource delineation tool from Project inception to 2000, and a mineral reserves infill tool from 2009–2021. Infill RC drilling programs are currently used to increase confidence ahead of mining.
Core drilling is used for exploration purposes and to support resource and reserve estimates, geotechnical investigations, hydrological campaigns, and to infill areas to increase geological confidence ahead of mining. Core drilling was completed in phases, from 1983 to the Report date.
Drill holes classified as core-drilled include both RC pre-collared holes and those wholly drilled as cores. Core drill holes are primarily drilled at NQ2 size (50.6 mm core diameter). Historically, HQ (63.5 mm) and NQ (47.6 mm) sized drill core were completed, with the amount of HQ drilling being variable, depending on ground conditions, requirements for wedge holes and if the hole was required for later installation of piezometers.
7.2.3    Logging
Vacuum drill holes were logged for lithology; RAB and aircore drill holes were also logged for alteration, veining, and mineralization.
RC logging records lithology, alteration, and mineralization.

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Boddington Operations Western Australia Technical Report Summary

Table 7-2:    Property Drill Summary Table

Drill Type	Number of Holes	Drill Meters
Bore	13	1,233
Unknown	78	1,705
Aircore	22,168	877,588
Vacuum	12,127	114,851
Blast	56,252	241,261
Core	3,924	1,117,558
Geotech	387	156,465
Hammer (RC)	4,294	432,135
RAB	2,083	69,306
Underground	448	29,786
Grade control (RC)	57,624	899,050
Piezo	92	4,205
Null	1,855	24,924
Total	159,490	3,970,067
Note: Metreage has been rounded; totals may not sum due to rounding.
Table 7-3:    Drill Summary Table Supporting Mineral Resource Estimates

Drill Type	Number of Holes	Drill Meters
Core	3,659	1,089,787
RC	3,739	347,468
Geotech core	33	7,908
Total	7,431	1,445,163
Note: Metreage has been rounded; totals may not sum due to rounding.

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Figure 7-2:    Regional Drill Collar Location Plan
Note: Figure prepared by Newmont, 2021.

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Figure 7-3:    Regional Drill Collar Location Plan in Operations Vicinity
Note: Figure prepared by Newmont, 2021.

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Boddington Operations Western Australia Technical Report Summary

Figure 7-4:    Drill Collar Location Plan for Drilling Supporting Mineral Resource Estimates
Note: Figure prepared by Newmont, 2021.

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Historically, geological logging of core recorded lithology, alteration, mineralization, and structure in separate ‘passes’ into separate logging templates. Currently, lithology, structure and alteration are logged directly into the database via separate tables. Mineralization is incorporated into the alteration table.
7.2.4    Recovery
Recoveries were not routinely measured for RC drilling. Core recoveries are typically 100%.
7.2.5    Collar Surveys
Historically aircore, RAB, core, and RC (hammer) holes were predominantly picked up by survey after they were drilled.
Currently, core and RC collars are picked up the survey team using differential global positioning system (DGPS) instruments.
Vacuum holes are pegged by survey before drilling and drilled within 1 m of the collar location peg.
7.2.6    Down Hole Surveys
Not all RC drill holes were downhole surveyed. RC drill holes at the Hedges mine did not have downhole surveys, as was the case with BGMJV RC drill holes prior to 1995. RC drill holes from 1995–2007 were surveyed every 50 m using a single-shot Eastman camera. From 2007 until 2020, RC holes were surveyed using Reflex single- or multi-shot electronic survey tools with surveys completed at the collar and every 30 m downhole. Currently RC holes are surveyed every 30 m using a north-seeking gyro.
Historically, all core drill holes were typically downhole surveyed at 50 m intervals except where hole deviation requirements meant additional surveys for close monitoring during drilling. Surveying was conducted with a single-shot Eastman camera. During 2006, downhole surveys were routinely taken at 50 m intervals using a single-shot Eastman camera. In 2007, this was adjusted to 30 m intervals for the first part of the drill hole until a reasonable hole trace was established and then changed to 42 m intervals by the supervising geologist. A Reflex EZ digital camera was introduced in 2007, and used until 2017. Since 2018 core holes were surveyed using a north-seek gyro every 30 m.
Quality assurance and quality control (QA/QC) readings were taken using a gyro instrument by an independent business partner and compared to the original survey conducted by the drilling business partner.
Declination corrections were applied to the downhole survey data as required. The same declination correction factors were used for core and RC drilling.
7.2.7    Blast Hole Drilling
Blast hole samples are currently used to construct the ore control models that are used for material classification. The approximately 6 kg blast hole samples are collected using a hand-held auger from blast hole cones. Blast holes are drilled for drill-and-blast purposes on a 5.2 x

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Boddington Operations Western Australia Technical Report Summary

5.2 m pattern for ore and 5.7 x 5.7 m pattern for waste for each shot on the pit floor. Blast holes are primarily drilled using Atlas Copco DML and PV235 rigs with a hole diameter of 229 mm. Collar location are determined using a rig-based GPS system with collar locations reviewed by the survey department prior to use in ore control models.
7.2.8    Comment on Material Results and Interpretation
The quantity and quality of the lithological, geotechnical, collar and down-hole survey data collected during the exploration and delineation drilling programs are sufficient to support mineral resource and mineral reserve estimation. The collected sample data adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits. Sampling is representative of the gold and copper grades in the deposit, reflecting areas of higher and lower grades.
Drilling is normally perpendicular to the strike of the mineralization, but depending on the dip of the drill hole, and the dip of the mineralization, drill intercept widths are typically greater than true widths.
7.3    Hydrogeology
7.3.1    Sampling Methods and Laboratory Determinations
Groundwater monitoring is completed via a network of monitoring bores and grouted multiple vibrating wire piezometer pore pressure monitoring bores, covering all areas of the active mine site (including waste rock dumps and tailings dam areas) and the regional areas peripheral to the mine operations. Monitoring data are collected for the following variables:
•Phreatic water level;
•Pore pressure;
•Varied suites of water quality variables specific to the risk associated to the location of the monitoring bores (e.g., WRSFs, TSFs, process plants).
The groundwater sampling is conducted in accordance with Australian New Zealand Standard AS/NZS 5667.11 with all laboratory samples sent to the National Association of Testing Authorities-certified laboratory, ALS, in Perth, Western Australia. ALS is independent of Newmont.
Complimenting the groundwater monitoring programs are extensive surface water sampling programs focused on regional, mining (WRSFs and drainage), TSFs, and processing areas. The surface water samples are sent to the same laboratory as the groundwater samples with monitoring of water quality variables specific to the risk associated with the sample location.
7.3.2    Comment on Results
Pore pressures and groundwater levels are constantly monitored by use of a series of grouted multiple vibrating wire piezometer bores and standpipe groundwater monitoring bores. Site personnel routinely collect data, analyze time-series data on a monthly basis, and summarize findings in quarterly reports. As required, corporate subject matter experts and/or third party consultants undertake specialized hydrological/geotechnical evaluations.

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All surface and groundwater variables are stored in a cloud-based environmental database (Monitor Pro) along with other key environmental monitoring data (e.g., weather, air quality and waste tracking).
To the Report date, the hydrogeological data collection programs have provided data suitable for use in the mining operations, and have supported the assumptions used in the active pits.
7.3.3    Groundwater Models
A numerical groundwater flow model (FEFLOW) was developed for the groundwater and hydrogeological system in the 34 Mile Brook catchment.
7.3.4    Water Balance
A probabilistic water balance (GoldSim) model was developed for the site water balance.
7.4    Geotechnical
Geotechnical data are collected where deemed necessary to provide additional information and to verify ground conditions in the vicinity of the open pits and WRSFs. Core drilling methods are used to collect soil and or rock core. Materials encountered are logged and sampled are selected and recovered for laboratory testing where required.
In addition to information gathered during core drilling, geological structures are mapped and documented continuously as mining progresses in the open pits. This is aided through use of geo-referenced photogrammetry and high-definition point cloud scanning that is used to create digital references of structures modelled.
7.4.1    Sampling Methods and Laboratory Determinations
Laboratory testing includes a variety of tests used to derive engineering characteristics of soils and rock materials. Materials testing for strength and material characterizations include the following:
•Triaxial;
•Unconfined compressive strength;
•Shear strength;
•Tensile strength;
•Soil/material classification tests.
Newmont uses National Association of Testing Authorities-accredited laboratories to ensure adequate quality and integrity of testing procedures and results. A centralized database of material logs is maintained to enable orderly access to information.

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7.4.2    Monitoring
Geotechnical systems are implemented and maintained to monitor slope and pit wall deformation. These include the following systems:
•Prism arrays monitored using robotic automated total stations;
•Alarmed slope stability radars which continuously scan pit walls to pick up deformation and provide alerts where required.
In addition to automated monitoring systems, routine visual checks and inspections are carried out across active mining areas.
A rockfall register is maintained to track and document events that may occur within the open pits. This is updated as required during operations and through feedback from site personnel. Known details of seismic events are also recorded within site documentation
7.4.3    Comment on Results
The geological hard rock setting at the Boddington Operations is well understood and displays consistency in the various open pits located on site. Additional testing continues to confirm the consistency of material strengths and parameters.
Some variation of soil strengths is apparent in various locations in the vicinity of operational areas, which is well understood and documented. Where further information is required, additional data may be collected.
To the Report date, the geotechnical data collection programs have provided data suitable for use in the mining operations, and have supported the assumptions used in the active pits.

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8.0    SAMPLE PREPARATION, ANALYSES, AND SECURITY
8.1    Sampling Methods
BLEG samples were collected from suitable drainages, as 2–5 kg samples, and placed in pre-numbered calico bags. The sample location was recorded, typically on aerial photographs.
Soil samples were collected as 2 kg samples from 15–20 cm depths in the soil profile, a description recorded, then samples were placed in a pre-numbered calico bag.
Rock chip samples were typically collected as 2–5 kg of grab samples from surface outcrops. Sample locations were recorded, together with a geological description.
Vacuum samples were taken at intervals that varied from 0.5–1.0 m to provide a 150 g sample. RAB samples were collected at intervals ranging from 1–2 m to provide 1–2 kg of sample. Aircore samples were usually 2–5 kg in size and collected on 1–2 m intervals.
Prior to 2008, RC samples were collected in plastic bags on 1 m intervals via a cyclone before sample reduction utilizing a riffle splitter. The samples were composited to 2 m intervals of 4–6 kg. Since 2008, samples are collected on 2 m intervals in a drop box and split using cone splitters on the RC rigs.
Drill core was sawn in half along an orientation line for sampling using either a manual core saw or an automatic core saw. The core was cut such that the orientation line was preserved. Typically, NQ core was sampled on 2 m intervals and HQ core sampled on 1 m intervals. More recently, NQ2 core was sampled on 1 m intervals and cut with automatic saws. Proterozoic dolerites were not completely sampled. Where a dolerite of >3 m thickness is encountered in the drill hole, sampling is conducted such that the sampling will stop at the contacts of the dolerites and a 1 m sample, measured from the dolerite contact, is taken from within the dolerite.
Trenching machine spoil samples were taken from the side of the trench on 2 m spacings as designated by the supervising geologist as part of ore control of clay during the oxide mining phase in the 1980–1990 period.
Currently, ore control models at Boddington are constructed using blast hole samples. Blast hole rigs drill a 229 mm diameter hole approximately 13.5 m deep to form an ~1.5 t cone of rock chips around the hole. This cone of rock chips is sampled using an auger bit connect to a battery-powered hand drill. An auger sample is taken by resting the auger three quarters the way up on the collar, angling the auger 40–60º towards the center then slowly drilling into the collar all the way to the base. The auger is then pushed straight up and slowly pulled out of the collar. The material from the collar will be caught on the flights of the auger bit, this material is spun off into a plastic bucket. This process is followed 6–10 times around the collar at evenly-spaced points until a 6–8 kg sample is collected. The sample is then tipped from the bucket into a pre-numbered and allocated sample bag.
8.2    Sample Security Methods
Sample security at the Project has not historically been monitored. Sample collection from drill point to laboratory relies upon the fact that samples are either always attended to, or are stored in the locked on-site preparation facility, or are stored in a secure area prior to shipment to the

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external laboratory. Chain-of-custody procedures consist of filling out sample submittal forms to be sent to the laboratory with sample shipments to ensure that all samples are received by the laboratory.
8.3    Density Determinations
Historically, the Project’s basement in-situ bulk density determinations were collected on a 50 m x 50 m grid across each geological domain. Analabs, an independent analytical laboratory, undertook in-situ bulk density determinations using the immersion method. Downhole geophysical logging on four drill holes in 1995 and eight drill holes in 2000 confirmed the densities determined using the immersion method. Bulk density values ranged from 2.75 t/m3 in volcanic rocks to 3.00 t/m3 in the Proterozoic dolerites.
A total of 4,285 bulk density samples were collected from resource definition and exploration drilling programs during 2006–2011. Samples were analyzed at Genalysis, which is independent of Newmont, using the immersion method.
From 2011–2019, SG samples were taken at approximately 50–60 m intervals from drill core. From 2020 density sample frequency was changed to approximately 10 m intervals. The density is measured on site using the immersion method, and then 10% of the samples are sent to the Intertek laboratory to be checked. All data are stored in the acQuire database.
8.4    Analytical and Test Laboratories
Historically, from 1983 to 2001, sample analysis was performed by several independent laboratories, including Classic Comlabs, Genalysis, Amdel, Bureau Veritas Kalassay, Analabs, Australian Assay Laboratories (AAL) in Perth, and AAL in Boddington. It is not known if the laboratories were certified at the time.
The Boddington mine site laboratory, operational between 1985 and 2001, was owned by AAL from 1985 to December 1995. From December 1995–2001, the laboratory was owned and operated by Analabs. In 1995, the mine laboratory became ISO 9002 accredited. Approximately 80% of the pre-2001 analytical data was completed by the mine laboratory.
There was no drilling in the period 2001–2005, hence no laboratories were in use.
From 2006 onward, routine analysis of samples collected during core drilling programs was undertaken at Intertek Genalysis in Perth. In 2006, Intertek Genalysis was accredited to ISO/IEC 17025, version 2005. Since February 2015, Intertek Genalysis has also conducted assaying of blast hole and RC samples.
UltraTrace Geoanalytical Laboratories (UltraTrace), Perth, acted as the umpire laboratory. During periods where sample turnaround time was paramount, UltraTrace also acted as a primary laboratory. UltraTrace was part of the Amdel Laboratory group, now part of Bureau Veritas, and was accredited to ISO/IEC 17025.
From 2008 to January 2014, ore control and RC samples were sent to the Kalassay laboratory in Perth. Kalassay achieved ISO/IEC 17025 accreditation during 2010. UltraTrace and Kalassay were acquired by the Bureau Veritas group.

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8.5    Sample Preparation
Sample preparation is summarized in Table 8-1.
8.6    Analysis
Analytical methods depended on the sample type and laboratory. Geochemical samples were primarily analyzed using bulk-leach extractable gold methods. Trench, vacuum, aircore and RAB samples were analyzed for gold by fire assay with an atomic absorption spectrophotometry (AAS) finish. Copper analysis was by either single acid digestion or three-acid digestion followed by AAS.
For RC and core samples prior to 2006, analysis of gold was by fire assay with either AAS or inductively-coupled plasma atomic emission spectroscopy (ICP-AES). Copper analysis was by either single acid digestion or three-acid digestion followed by AAS. After 2006, the typical analytical suite requested for core comprised:
•Fire assay gold with AAS finish on 50 g charge;
•Multi-element suite using four-acid digest with ICP optical emission spectroscopy (OES)–ICP mass spectrometry (MS) finish for copper, sulfur, arsenic, bismuth, molybdenum, antimony, cadmium and nickel. Cadmium and nickel were only performed on core samples. Molybdenum and antimony assays were discontinued in 2013 for RC holes.
Bureau Veritas Kalassay used a fire assay method and AAS finish for RC samples between 2009–2014.
Multi-element determination was not routinely performed prior to 2006, but rather performed on selected drill holes as part of detailed geological investigations. When used, the multi-element analytical suite requested typically consisted of silver, arsenic, bismuth, cerium, molybdenum, nickel, lead, antimony, titanium, tungsten, yttrium, zinc and zirconium. Multi-element analysis was performed by Amdel in 2004, using ICP-MS and ICP-AES after triple-acid digestion. A second multi-element program was undertaken in 2007 by UltraTrace. The current multi-element suite uses an ICP-MS or ICP-OES finish to achieve the acceptable lower detection levels for the elements critical to predicting concentrate quality such as arsenic and bismuth.
8.7    Quality Assurance and Quality Control
Worsley established a formal QA/QC system in January 1989 that included review of laboratory performance using methods commissioned by Worsley as well as review of the laboratory’s internal systems.
The principal monitoring system prior to June 1995 included internal round robins conducted by the BGMJV, which allowed comparison of the Boddington Laboratory against other laboratories and standards.
Post June 1995, an updated internal laboratory monitoring system (‘C’ Class) was introduced that allowed electronic capture of quality control data and statistical analysis of results. Formal review of these data was undertaken on a month-by-month basis by BGMJV staff.

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Table 8-1:    Sample Preparation Methods

Laboratory	Sample Type	Preparation Procedure
Boddington Mine	Core	Crushed to P95 passing 3 mm; pulverized to P95 passing 150 µm
Intertek Genalysis	Core, blast holes, RC	Crushed to P90 passing 3 mm; pulverized to 95% passing minus 100 µm
Ultratrace	Core	Crushed to 2.8 mm; pulverized to nominal 95% passing 90 µm
Bureau Veritas Kalassay	Blast holes and RC	Crushed to nominal 95% passing 3 mm; pulverized to a nominal 95% passing 90 µm.
Prior to 1993, one standard reference material (standard) was run routinely with each batch of samples, blanks were run on an intermittent basis, and duplicates chosen on the basis that anomalous results were checked. From 1993 until March 1998, one standard, one blank, and six duplicate samples were present in each fire assay batch of 50 samples. From March 1998, each fire assay batch of 50 included two standards, one blank, two duplicates, and two replicates.
Since 2006, standards and blanks were submitted randomly in the sample stream prior to submission to the assay laboratory. The standards and blanks submitted were all commercially purchased, up until 2010 when Boddington started creating standards from mineralization within the mining area. From 2018 there were 10 pulp standards created from Boddington material in use.
For RC samples, rig duplicates were taken at a frequency of one in 20. Duplicate samples for the drill core were not taken; however, typically 5% of the pulps were sent to an umpire laboratory for checking. At the laboratory coarse and pulp duplicates were taken from one in 20 samples. Gold assays above 3 g/t Au were routinely repeated by the laboratory. Laboratory standards were submitted into every assay batch and make up 5% of the samples being analyzed.
The grade control QA/QC process has been in place since 2008. Standards, blanks and field duplicates were preassigned to blastholes at a frequency of one in 40 for field duplicates and blanks and one in 20 for standards.
8.8    Database
All drilling-related data are stored in a Microsoft SQL server database which supports multi-user access, using the acQuire software interface. The database is administered by a dedicated database manager. Survey, geological, topographical and assay data are uploaded in digital format to the database and were supplied in digital format since the early 1990s. Historical drill data were received in hard-copy format, and manually data-entered.
All data are subject to verification checks prior to upload. Checks include coordinates outside the limits preset for that grid, geology, samples and surveys beyond the end of hole depth in the collar table, that survey dips are restricted to be between 90 and -90 and assay data/sample ID checks.
Data imported into the database must go through validation steps before being merged. The validation scripts are run on collar, survey, geology, and assay tables.

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8.9    Qualified Person’s Opinion on Sample Preparation, Security, and Analytical Procedures
The sample preparation, analysis, quality control, and security procedures used by the Boddington Operations have changed over time to meet evolving industry practices. Practices at the time the information was collected were industry-standard, and frequently were industry-leading practices.
The Qualified Person is of the opinion that the sample preparation, analysis, quality control, and security procedures are sufficient to provide reliable data to support estimation of mineral resources and mineral reserves:
•Drill collar data are typically verified prior to data entry into the database, by checking the drilled collar position against the planned collar position;
•The sampling methods are acceptable, meet industry-standard practice, and are adequate for mineral resource and mineral reserves estimation and mine planning purposes;
•The density determination procedure is consistent with industry-standard procedures. A check of the density values for lithologies across the different deposits indicates that there are no major variations in the density results;
•The quality of the analytical data is reliable, and that sample preparation, analysis, and security are generally performed in accordance with exploration best practices and industry standards;
•Newmont has a QA/QC program comprising blank, standard and duplicate samples. Newmont’s QA/QC submission rate meets industry-accepted standards of insertion rates. The QA/QC data support that there are no material issues with analytical precision or accuracy;
•Verification is performed on all digitally-collected data on upload to the main database, and includes checks on surveys, collar co-ordinates, lithology, and assay data. The checks are appropriate, and consistent with industry standards.

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9.0    DATA VERIFICATION
9.1    Internal Data Verification
9.1.1    Data Validation
Newmont personnel regularly visit the laboratories that process Newmont samples to inspect sample preparation and analytical procedures. Observations not in conformity with Newmont procedures are recorded in Project files and communicated to the appropriate laboratory for corrective action to be taken.
The database is checked using electronic data scripts and triggers.
Newmont has conducted a number of internal data verification programs since obtaining its Project interest, which included the following reviews:
•Database, including logging consistency, down hole survey, collar coordinate and assay QA/QC data;
•Sample assay bias investigations between core and RC samples;
•Analytical repeatability reviews;
•Check assay program results;
•Geological procedures, resource models and drill plans;
•Sampling protocols, flow sheets and data storage;
•Trial mining and simulation studies.
9.1.2    Reviews and Audits
Newmont conducts internal audits, termed Reserve and Resource Review or 3R audits, of all its operations. These audits focus on:
•Reserves processes: geology and data collection; resource modelling; geotechnical; mine engineering (long term) for open pit and underground operations; mineral processing (development); sustainability and external relations; financial model;
•Operations process: ore control; geotechnical and hydrogeology (operational); mine engineering (operational) for open pit and underground operations; mineral processing (operational); reconciliation.
The reviews assess these areas in terms of risks to the contained metal content of the mineral resource and mineral reserve estimates, or opportunities to add to the estimated contained metal content. Findings are by definition areas of incorrect or inappropriate application of methodology or areas of non-compliance to the relevant internal Newmont standard (e.g., such as documents setting out the standards that are expected for aspects of technical services, environmental, sustainability and governmental relations) or areas which are materially inconsistent with published Newmont guidelines (e.g., such as guidelines setting out the protocols and expectations for mineral resource and mineral reserve estimation and classification, mine engineering, geotechnical, mineral processing, and social and

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sustainability). The operation under review is expected to address findings based on the level of criticality assigned to each finding.
The most recent Boddington Operations 3R audits were conducted in 2012, 2014, and 2019.
The 2019 3R audit found that the Boddington Operations were generally adhering to Newmont’s internal standards and guidelines with respect to the estimation of mineral resources and mineral reserves. The review team identified no material issues with the mineral resource and mineral reserve estimation processes. One moderate-impact issue was noted, in that the cut-off grades for mineral resources and mineral reserves were not significantly different for processing costs and were the same for mining costs. However, the 3R reviewers were of the opinion that the resources cut-off grade needed to include provision for potential increases in mining and processing costs due to the need for additional waste storage capacity, increasing waste haulage distances, and additional tailings storage facility capacity. The team made a number of recommendations for site-based improvements; however, none of these additional recommendations were considered critical to implement. Recommendations included suggestions for improvement in the modelling process, particularly in domaining, closer monitoring of short-term variations to the cost inputs used in mine planning to better refine the cost assumptions, and improvements in short-term mine planning processes.
9.1.3    Mineral Resource and Mineral Reserve Estimates
Newmont established a system of “layered responsibility” for documenting the information supporting the mineral resource and mineral reserve estimates, describing the methods used, and ensuring the validity of the estimates. The concept of a system of “layered responsibility” is that individuals at each level within the organization assume responsibility, through a sign-off or certification process, for the work relating to preparation of mineral resource and mineral reserve estimates that they are most actively involved in. Mineral reserve and mineral resource estimates are prepared and certified by QPs at the mine site level, and are subsequently reviewed by QPs in the Newmont-designated “region”, and finally by corporate QPs based in Newmont’s Denver head office.
9.1.4    Reconciliation
Newmont staff perform a number of internal studies and reports in support of mineral resource and mineral reserve estimation for the Boddington Operations. These include reconciliation studies, mineability and dilution evaluations, investigations of grade discrepancies between model assumptions and probe data, drill hole density evaluations, long-range plan reviews, and mining studies to meet internal financing criteria for project advancement.
9.1.5    Subject Matter Expert Reviews
The QP requested that information, conclusions, and recommendations presented in the body of this Report be reviewed by Newmont experts or experts retained by Newmont in each discipline area as a further level of data verification.
Peer reviewers were requested to cross-check all numerical data, flag any data omissions or errors, review the manner in which the data were reported in the technical report summary, check the interpretations arising from the data as presented in the report, and were asked to

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review that the QP’s opinions stated as required in certain Report chapters were supported by the data and by Newmont’s future intentions and Project planning.
Feedback from the subject matter experts was incorporated into the Report as required.
9.2    External Data Verification
Data verification by external consultants or BGMJV partners in support of mine development and operations is summarized in Table 9-1.
Many of the audits were conducted prior to the commencement of the current mining operation in 2009 to ensure that the best possible database, geological interpretations, block models, and resource estimates were available to support investment decisions.
9.3    Data Verification by Qualified Person
The QP performed site visits as discussed in Chapter 2.4. Observations made during the visits, in conjunction with discussions with site-based technical staff also support the geological interpretations, and analytical and database quality. The QP’s personal inspection supports the use of the data in mineral resource and mineral reserve estimation, and in mine planning.
The QP receives and reviews monthly reconciliation reports from the mine site. These reports include the industry standard reconciliation factors for tonnage, grade and metal; F1 (reserve model compared to ore control model), F2 (mine delivered compared to mill received) and F3 (F1 x F2) along with other measures such as compliance of actual production to mine plan and polygon mining accuracy. The reconciliation factors are recorded monthly and reported in a quarterly control document. Through the review of these reconciliation factors the QP is able to ascertain the quality and accuracy of the data and its suitability for use in the assumptions underlying the mineral resource and mineral reserve estimates.
9.4    Qualified Person’s Opinion on Data Adequacy
Data that were verified on upload to the database, checked using the layered responsibility protocols, and reviewed by subject matter experts are acceptable for use in mineral resource and mineral reserve estimation.

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Table 9-1:    External Data Verification

Year	Company	Note
2000, 2001, 2002	Peter Stoker	Audit of assay data
2001–2002	AngloGold Ashanti	Audit of database and mineral resource estimates
2002	Golder, Newmont, and AngloGold Ashanti	Review of resource models
2003	Golder Associates Pty Ltd (Golder)	Audit of assay data, resource sensitivity study
	Quantitative Geoscience	Audit of resource estimates
	BGMJV	Audit of resource estimates and block model
2004	Golder	Audit of resource model
	BGMJV	Review of resource estimate and model comparisons
	Newcrest	Review of resource estimate using alternative modelling interpretations
	BGMJV	Sensitivity study using Newcrest alternate model
2005	Dr Dominique Francois-Bongarcon (Francois-Bongarcon)	Review of sampling protocols and heterogeneity issues
2007	Francois-Bongarcon	Review of assay data
2007, 2008	CS-2	Audit of resource estimates
2009	GeoSystems International	Audit of resource estimates
2010	AMEC Americas Ltd	Audit of resource estimates and block model
2017, 2018	Golder	Audit of resource/reserve estimates, including mine planning, geotechnical and metallurgical aspects
2021	SRK Consulting (Australasia) Pty Ltd	Review of ore (mineral) reserves

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10.0    MINERAL PROCESSING AND METALLURGICAL TESTING
10.1    Introduction
During feasibility-stage studies from 1997–2003, several programs of metallurgical testwork were completed on the Boddington deposit. These supported the initial mining phase. A second phase of testwork was conducted in 2008, and a third phase in 2017. The post-feasibility testwork was primarily conducted at AMMTEC in Perth, now ALS Metallurgy.
10.2    Test Laboratories
ALS Metallurgy is an independent commercial metallurgical testing facility. There is no international standard of accreditation provided for metallurgical testing laboratories or metallurgical testing techniques.
10.3    Metallurgical Testwork
Work completed included mineralogy, comminution and high-pressure grind–roll (HPGR) testwork, Bond ball mill, Bond rod mill work index, and abrasion index tests, flotation and leach testwork locked cycle flotation test, scavenger tail leach, cleaner scavenger tail leach); flotation tailings cyanidation testwork; determination of thickening and slurry pumping characteristics; rheology; tailings characterization; and oxygen addition.
Copper concentrate samples were analyzed to provide a better understanding of the deleterious element content and to generate predictive models, based on feed grades, for use in mine scheduling.
The testwork includes but is not limited to:
•Head assay multi-element analysis;
•Ore density;
•Ore moisture;
•Ore bulk density (loose and compacted);
•Unconfined compressive strength;
•Bond crusher work index;
•Abrasion index;
•Bond rod mill work index;
•Bond ball mill work index;
•JK drop weight;
•Mineralogical analysis;
•Locked cycle flotation;

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•Large scale kinetic flotation;
•Flash flotation;
•Atmospheric and pressure cyanide leaching;
•Carbon kinetics;
•Gravity recoverable gold;
•Thickening;
•Rheology;
•Slurry agitation;
•Residue pumping;
•Residue characterization.
10.4    Recovery Estimates
Recovery models were developed using known ore parameters to predict plant recovery. In these models, the throughput rate is fixed and the grind size is allowed to vary with ore hardness, resulting in recovery differences in each of the eight geometallurgical domains.
The gold and copper recovery models for the mill are based on head grade.
The forecast LOM gold recovery is 85% and the forecast LOM copper recovery is 82%.
These forecasts do not include the application of recovery degradation to long-term stockpiles of medium-grade ore. Gold recovery is discounted by 3% and copper recovery is discounted by 6% to account for recovery degradation in the business plan. These degradation assumptions were verified by an ongoing stockpile oxidation testwork program.
10.5    Metallurgical Variability
Samples selected for metallurgical testing during feasibility and development studies were representative of the various styles of mineralization within the different deposits. Samples were selected from a range of locations within the deposit zones. Sufficient samples were taken and tests were performed using sufficient sample mass for the respective tests undertaken.
10.6    Deleterious Elements
Since commissioning in 2009, the operation has actively managed the arsenic level in plant feed and, through concentrate blending techniques, controlled the level in copper concentrate shipments to below the penalty rate trigger, hence no penalties were incurred to the Report date. Bismuth is closely associated with gold in the Wandoo ores; however, so it has resulted in penalty levels being exceeded, particularly in the first two years of operation (2009–2011). Most of the high bismuth ores have been processed, resulting in very low to no penalty charges being incurred since 2012.

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Alumina remains the largest penalty element present in the copper concentrate, with shipments regularly exposed to a penalty adjustment. However, at 4–5% Al2O3 the levels are not far off the trigger point of 3% in most contracts and a modification to the process was made during Q1 2019 with the introduction of the cleaner scalper column which reduces the non-sulfide gangue (i.e., Al2O3) in the concentrate and improves the grade of the concentrate as a result.
10.7    Qualified Person’s Opinion on Data Adequacy
The QP notes:
•Metallurgical testwork completed on the Project is appropriate to establish acceptable processing for the different geometallurgical domains;
•Subsequent production experience and focused investigations guided mill alterations and process changes;
•Testwork was completed on mineralization that is typical of the deposit style. The testwork indicates that gold mineralization is often associated with silver as electrum, copper is primarily contained in chalcopyrite and cubanite, and the ore is primarily hosted within diorite and andesite rocks;
•Testwork programs, both internal and external, continue to be performed to support current operations and potential improvements. From time to time, this may lead to requirements to adjust cut-off grades, modify the process flowsheet, or change reagent additions and plant parameters to meet concentrate quality, production, and economic targets;
•The mill throughput and associated recovery factors are considered appropriate to support mineral resource and mineral reserve estimation, and mine planning;
•The plant will produce variations in recovery due to the day-to-day changes in ore type or combinations of ore type being processed. These variations are expected to trend to the forecast recovery value for monthly or longer reporting periods.

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11.0    MINERAL RESOURCE ESTIMATES
11.1    Introduction
The close-out date for the sample database used in Mineral Resource estimation was 13 August 2021, with the resource model dated at 1 October, 2021.
Geological models were constructed by Boddington Operations personnel in Leapfrog, with resource estimates in Vulcan, Supervisor software and proprietary geostatistics workflows developed in conjunction with third-party consultants, Resource Modeling Solutions. Block models were built with cell dimensions that were appropriate to the deposit style, orientation and dimensions of the mineralization. Selectivity during mining, mining method, equipment size and bench height were also taken into account when determining parent cell size.
11.2    Exploratory Data Analysis
Exploratory data analysis was completed to confirm the statistical configuration of gold and copper estimation domains. In addition, contact analysis was conducted to configure the sharing of data where required for estimation purposes across the contact(s) of adjoining domains.
11.3    Geological Models
Models were built for:
•Geology: dolerite lithology and weathering surfaces; gold, copper, sulfur, arsenic, molybdenum and bismuth estimation domains;
•Gold domains are constructed considering structure, alteration but are largely lithology and grade shells;
•Copper: grade shell wireframes constructed by dividing the deposit into four regions based broadly on lithology and, within these regions interpolating high-grade (1,500 ppm) and medium-grade (750 ppm) grade shells;
•In-situ bulk density;
•Geotechnical: five domains in South Pit, six domains in North Pit;
•Structural: 10 major structures in South Pit, and one major structure in North Pit;
•Acid rock drainage: net acid-producing potential (NAPP) estimated.
The data used for the model construction were approved drill holes extracted from the GED. Data were validated using Vulcan ISIS validation tools and on-screen visualization. Issues identified during validation were corrected by the project geologist and posted back to the GED. A final extraction was then made to incorporate the validated data into the geological modeling.
11.4    Density Assignment
In-situ bulk density (density) values were interpolated using ordinary kriging (OK) to provide block estimates when sufficient data were available. Domains that did not contain any in-situ bulk density data were assigned a mean value of 2.75 g/cm3. An in-situ bulk density of 3.00 g/

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cm3 was applied to all modelled dolerites. Weathered bulk density values were assigned to regions delineated by the various weathering products.
11.5    Composites
All assay data were composited to 12 m lengths downhole to match the estimated block and bench height and broken on the start of each domain. Composites were length weighted for statistical analysis and estimation. Intervals <6 m were combined with adjacent longer intervals at drill hole ends.
11.6    Grade Capping/Outlier Restrictions
Outlier high grades were statistically determined and grade capped to optimize estimation performance. Capping was defined via exploratory data analysis and applied on the composite data by estimation domain. High-grade cuts were applied to each of the gold, copper, arsenic, bismuth, molybdenum and sulfur domains.
11.7    Variography
Spatial variability of the grades for gold, copper, arsenic, bismuth, molybdenum and sulfur was modeled through directional variography of capped 12 m composites. Blast hole data were used to improve definition of variogram profiles and directions in domains with production coverage.
11.8    Estimation/interpolation Methods
Block models were constructed and estimated in Vulcan software. The final block size used in the resource block model was a regularized size of 20 x 20 x 12 m to match the current SMU. The model was constructed in the Boddington Mine Grid orientation with no additional rotation or sub blocking applied. The blocks were coded for dolerite domains and weathering profile percentages to honor the dilution from dykes and oxidized units.
Ordinary kriged estimates for gold, copper, sulfur, arsenic, molybdenum and bismuth and density were conducted in a separate block model with a parent block size of 10 x 20 x 12 m with sub-blocking to 5 x 5 x 6 m. Domains for each element were also coded into this model. The smaller block model was used for the estimation of the metals and density as it better reflects the resolution of the geological domains. The estimation results were subsequently combined into the larger final block model via a block regularization process.
The estimation methodology included the following:
•Analysis to optimize the parameters used for sample searches, including minimum/maximum number of data, distance to samples, and number of data used per drill hole;
•Domains treated as mix of hard, soft and firm boundaries based on contact analysis;
•Grade interpolations run as two passes, with progressively larger search distances and with protection of blocks estimated in the first pass; The first pass search ellipse is defined from the variogram and scaled to 70 m. The second pass scaled up to 400 m;

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•The second pass estimate is adequate to prevent unassigned blocks within mining areas.
•Block discretization of 4 x 4 x 1.
Key parameters used in the kriged estimates are provided in Table 11-1.
Grade dilution was applied due to unavoidable mining of small dolerite bodies. Modifying factors were applied to sulfur and copper, based on historical plant reconciliation data.
11.9    Validation
Validation used Newmont-standard methods, including a combination of visual checks, swath plots, global statistical bias checks against input data, alternate estimation methods and reconciliation with historical mine/plant performance.
All models were independently peer reviewed to ensure consistency and standards required to support business and operations planning and public reporting of mineral resources and mineral reserves. Modeling methodologies applied were externally audited in early 2021 by third-party consultants SRK, with no material findings.
The validation procedures indicated that the geology and resource models used are acceptable to support the mineral resource estimation.
11.10    Confidence Classification of Mineral Resource Estimate
11.10.1    Mineral Resource Confidence Classification
Resource classification parameters were based on the results of a 2020 drill hole spacing simulation study in accordance with Newmont standards. Mineral resource classification was undertaken based primarily on drill spacing and number of drill holes used in the estimate (Table 11-2).
A quantitative assessment of geological risk was undertaken using Newmont-standard methods and applied on a block by block basis. Primary risks to resource quality include quantity and spacings of drill data, geological knowledge, geological interpretation and grade estimates. All identified risks are within acceptable tolerances with associated management plans.
Table 11-1:    Kriging Estimate Parameters

Model	Value
Min # samples	6
Max # samples	6–8
Max # samples per drill hole	2
Min # of drill holes	3
Max # of drill holes	8
Max # of composites per octant	None
Single/multi pass estimate	Multi
Large dolerite dilution % post processing	10%

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Table 11-2:    Mineral Resource Confidence Classifications

Confidence Category	Search Configuration
Measured	3 holes within average distance <27.5 m
Indicated	3 holes within average <55 m
Inferred	3 holes within average distance <82.5 m
11.10.2    Uncertainties Considered During Confidence Classification
Following the analysis in Chapter 11.10.1 that classified the mineral resource estimates into the measured, indicated and inferred confidence categories, uncertainties regarding sampling and drilling methods, data processing and handling, geological modelling, and estimation were incorporated into the classifications assigned. The areas with the most uncertainty were assigned to the inferred category, and the areas with fewest uncertainties were classified as measured.
11.11    Reasonable Prospects of Economic Extraction
11.11.1    Input Assumptions
For each resource estimate, an initial assessment was undertaken that assessed likely infrastructure, mining, and process plant requirements; mining methods; process recoveries and throughputs; environmental, permitting and social considerations relating to the proposed mining and processing methods, and proposed waste disposal, and technical and economic considerations in support of an assessment of reasonable prospects of economic extraction.
Cut-off grades will vary over the life of an open pit, due to variations in capital and operating costs, mine and mill performance, metal prices, exchange rates, and potentially, individual deposit geological and grade characteristics.
Mineral resources considered amenable to open pit mining methods are reported within a mine design that uses a Lerchs–Grossmann pit shell with the parameters set out in Table 11-3.
11.11.2    Commodity Price
Commodity prices used in resource estimation are based on long-term analyst and bank forecasts, supplemented with research by Newmont’s internal specialists. An explanation of the derivation of the commodity prices is provided in Chapter 16.2. The estimated timeframe used for the price forecasts is the 14-year LOM that supports the mineral reserve estimates.
11.11.3    Cut-off
The cut-off grade is defined by a revenue cut-off to account for both copper and gold revenue with two product streams, gold doré and copper concentrate. The block revenue is calculated on the net smelter return (NSR) basis which is the dollar return expected from the sale of the concentrate produced from a tonne of in situ material. The NSR calculation takes into account concentrate shipping and smelting and refining costs. The NSR cut-off for mineral resource reporting is AU$17.34/t milled. The incremental (mill) cut-off is AU$14.99/t milled.

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11.11.4    QP Statement
The QP is of the opinion that any issues that arise in relation to relevant technical and economic factors likely to influence the prospect of economic extraction can be resolved with further work. The mineral resource estimates are performed for a deposit that is in a well-documented geological setting; the Boddington deposit has seen nearly four decades of active open pit operations conducted by Newmont and other parties; Newmont is familiar with the economic parameters required for successful operations in the Boddington area; and Newmont has a history of being able to obtain and maintain permits, and the social license to operate, and meet environmental standards in the Boddington area.
There is sufficient time in the 14-year timeframe considered for the commodity price forecast for Newmont to address any issues that may arise, or perform appropriate additional drilling, testwork and engineering studies to mitigate identified issues with the estimates.
Table 11-3:    Input Parameters, Open Pit

Parameters	Item	Unit	Value
Price	Gold	US$/oz	1,400
	Copper	US$/lb	3.25
Exchange rate		US$:AU$	0.75
Royalty	Gold	% payable	2.5
	Copper	% payable	5.0
Metallurgical recovery	Gold	%	85
	Copper	%	82
Mining cost		AU$/tonne	4.67
Processing cost		AU$/milled	10.46
General and administrative costs		AU$/milled	1.53
Sustaining capital		AU$/milled	2.20
Incremental mineralization costs (closure, haul, conversion)		AU$/milled	0.05
Overall pit slope angles		Degrees	Variable, approximately 37–52
Cut-off NSR (incremental)		AU$/t milled	14.99
Cut-off NSR (stockpile)		AU$/t rehandled	17.34
11.12    Mineral Resource Statement
Mineral resources are reported using the definitions set out in SK1300, on a 100% basis. The reference point for the mineral resources is in situ. Mineral resources are current as at December 31, 2021. Mineral resources are reported exclusive of those mineral resources converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
The estimates for the Boddington Operations are provided in Table 11-4 (measured and indicated; gold) and Table 11-5 (inferred; gold), and Table 11-6 (measured and indicated; copper) and Table 11-7 (inferred; copper).

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Table 11-4:    Measured and Indicated Mineral Resource Statement (Gold)

Area	Measured Mineral Resources			Indicated Mineral Resources			Measured and Indicated Mineral Resources
	Tonnage (x 1,000 t)	Grade (g/t Au)	Cont. Gold (x 1,000 oz)	Tonnage (x 1,000 t)	Grade (g/t Au)	Cont. Gold (x 1,000 oz)	Tonnage (x 1,000 t)	Grade (g/t Au)	Cont. Gold (x 1,000 oz)
North Pit	28,500	0.47	430	61,900	0.51	1,010	90,400	0.50	1,440
South Pit	67,800	0.55	1,200	118,600	0.55	2,110	186,300	0.55	3,310
Open Pit Sub-total	96,200	0.53	1,640	180,500	0.54	3,110	276,700	0.53	4,750
Boddington Total	96,200	0.53	1,640	180,500	0.54	3,110	276,700	0.53	4,750
Table 11-5:    Inferred Mineral Resource Statement (Gold)

Area	Inferred Mineral Resources
	Tonnage (x 1,000 t)	Grade (g/t Au)	Cont. Gold (x 1,000 oz)
North Pit	1,400	0.5	20
South Pit	1,900	0.5	30
Open Pit Sub-total	3,300	0.5	50
Boddington Total	3,300	0.5	50
Table 11-6:    Measured and Indicated Mineral Resource Statement (Copper)

Area	Measured Mineral Resources			Indicated Mineral Resources			Measured and Indicated Mineral Resources
	Tonnage (x 1,000 t)	Grade (Cu %)	Cont. Copper (M lbs)	Tonnage (x 1,000 t)	Grade (Cu %)	Cont. Copper (M lbs)	Tonnage (x 1,000 t)	Grade (Cu %)	Cont. Copper (M lbs)
North Pit	28,500	0.08	50	61,900	0.10	140	90,400	0.09	190
South Pit	67,800	0.12	170	118,600	0.12	310	186,300	0.12	490
Open Pit Sub-Total	96,200	0.11	220	180,500	0.11	450	276,700	0.11	670
Boddington Total	96,200	0.11	220	180,500	0.11	450	276,700	0.11	670

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Table 11-7:    Inferred Mineral Resource Statement (Copper)

Area	Inferred Mineral Resources
	Tonnage (x 1,000 t)	Grade (Cu %)	Cont. Copper (M lbs)
North Pit	1,400	0.1	0
South Pit	1,900	0.1	0
Open Pit Sub-Total	3,300	0.1	10
Boddington Total	3,300	0.1	10
Notes to accompany mineral resource tables:
1.Mineral resources are current as at December 31, 2021, and are reported using the definitions in SK1300 on a 100% basis. The Qualified Person responsible for the estimate is Mr. Donald Doe, RM SME, Group Executive, Reserves, a Newmont employee.
2.The reference point for the mineral resources is in situ.
3.Mineral resources are reported exclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
4.Mineral resources that are potentially amenable to open pit mining methods are constrained within a designed pit . Parameters used are summarized in Table 11-3.
5.Tonnages are metric tonnes rounded to the nearest 100,000. Gold grade is rounded to the nearest 0.01 gold grams per tonne. Copper grade is reported as a %. Gold ounces and copper pounds are estimates of metal contained in tonnages and do not include allowances for processing losses. Contained (cont.) gold ounces are reported as troy ounces, rounded to the nearest 10,000. Copper is reported as pounds. Rounding of tonnes and contained metal content as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content. Due to rounding, some cells may show a zero (“0”).
6.Totals may not sum due to rounding.

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11.13    Uncertainties (Factors) That May Affect the Mineral Resource Estimate
Factors which may affect the mineral resource estimates include:
•Metal price assumptions;
•Changes to the assumptions used to generate the NSR cut-off;
•Changes to design parameter assumptions that pertain to the conceptual pit shell design that constrain the mineral resources, including changes to geotechnical, mining and metallurgical recovery assumptions, and changes to royalties levied and any other relevant parameters that are included in and impact the NSR cut-off determination;
•Changes in interpretations of mineralization geometry and continuity of mineralization zones;
•Changes to the dilution skin percentages used for large dolerite dykes;
•Assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain the operation within environmental and other regulatory permits, and retain the social license to operate.

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12.0    MINERAL RESERVE ESTIMATES
12.1    Introduction
Measured and indicated mineral resources were converted to mineral reserves. Mineral reserves are estimated assuming open pit mining.
All Inferred blocks are classified as waste in the cashflow analysis that supports mineral reserve estimation.
The NSR approach is the same as summarized for the mineral resources in Chapter 11.11.3. The NSR cut-off for mineral reserves reporting is AU$17.06/t milled, which includes stockpile rehandle. The incremental (mill) cut-off is AU$14.85/t milled.
12.2    Pit Optimization
For mineral reserves, Newmont applies a time discount factor to the dollar value block model that is generated in the pit-limit analysis, to account for the fact that a pit will be mined over a period of years, and that the cost of waste stripping in the early years must bear the cost of the time value of money.
Pit discounting is accomplished by running the pit-limit “dollar” model through a program that discounts the dollar model values at a compound rate based on the depth of the block. Discounting is applied to future costs as well as future revenues, to represent the fact that mining proceeds from the top down within a phase.
Optimization work involved floating pit shells at a series of gold prices. The pit shells with the highest NPV were selected for detailed engineering design work. A realistic schedule was developed in order to determine the optimal pit shell; schedule inputs include the minimum mining width, and vertical rate of advance, mining rate and mining sequence.
12.3    Optimization Inputs and Assumptions
The mineral reserves LOM schedule was developed using MineSight software and spreadsheet-based scheduling tools.
The mine plan is based on a 42 Mt/a mill throughput. The schedule was developed at an NSR cut-off of AU$17.06/t, incorporating the processing cost, metallurgical recovery, incremental ore mining costs, process sustaining capital and tailings dam related rehabilitation costs. The net revenue calculation assumes a gold price of US$1,200/oz or AU$1,600/oz, and a copper price of US$2.75/lb or AU$3.66/lb. The assumed exchange rate for mineral reserves was 0.75 US$:AU$. Mineral reserves are reported above an NSR cut-off of AU$17.06/t, using the inputs in Table 12-1.
Pit designs are full crest and toe detailed designs with final ramps based on the selected optimum Whittle cones. Pit designs honor geotechnical guidelines with 15.2 m catch berms.

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Table 12-1:    Input Design Parameters

Item	Unit	Value
Gold price	AU$/oz	1,600
Copper price	AU$/lb	3.67
Exchange rate	US$:AU$	0.75
Gold royalty	%	2.5
Copper royalty	%	5.0
Mill throughput	Mt/a	42
Mill recovery gold (average recovery % at LOM grade 0.67 g/t Au)%		85
Mill recovery copper (average recovery % at LOM grade 0.1% Cu)%		82
Base processing cost-without rehandle	AU$/t milled	10.46
Sustaining capital (plant and G&A)	AU$/t mined	1.85
incl. CRF = 1.10		2.08
Site and regional G&A (exclude capital costs)	AU$/t milled	2.27
Incremental ore, resource conversions and closure (LOM–FASB)	AU$/t milled	0.04
Breakeven mill cut-off	AU$/t milled	14.85
Stockpile rehandling	AU$/t rehandled	1.48
Recoveries degradation	AU$/t milled	0.73
Breakeven stockpile cut-off	AU$/t milled	17.06
LOM operating mining cost	AU$/t mined	4.67
Mining capital	AU$/t mined	0.76
incl. CRF = 1.10		0.83
Note: LOM = life-of-mine; CRF = capital recovery factor; G&A = general and administrative; FASB = Financial Accounting Standards Board.
Newmont updates its LOM plan each year in preparation for the business plan. All aspects of the plan, including pit stage design and sequencing, cut-off optimization and WRSF and stockpiling strategies are reviewed.
The process plant processes higher-grade ores delivered from the mine at an elevated cut-off. The ore between the elevated cut-off and the marginal cut-off is stockpiled for later processing at the end of the mine life.
Most of the ore will be directly fed to the process plant; however, some re-handle is required. Direct feeding to the crusher is constrained by where the ore is located in the open pit and the crusher availability. Some higher-grade ore is stockpiled and fed back to the crusher when required. Approximately 50% of feed is re-handle material from the stockpiles.
12.4    Ore Loss and Dilution
The block models were constructed to include the expected dilution based on mining methods, bench height and other factors. The current mine and process reconciliation support this assumption.
Dilution is applied to the resource model in two manners which result in a cumulative dilution of approximately 10%. Dilution is applied through:
•Reduction of grade associated with small dolerites;
•Expansion of large dolerite waste volumes.

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A nominal background gold grade is applied to reduce the grade in the percentage of blocks which contain small dolerites.
Large dolerite dykes are removed from the resource model and contain no ore. Large dolerites are selectively mined, but due to the hardness and negative impact to the mill, accidentally mining dolerites as ore is avoided. A 10% dilution factor is applied to large dolerite volumes to capture the operational constraints.
Blocks containing >50% oxide material are classified as waste and have the grade set to zero.
12.5    Stockpiles
Stockpile estimates were based on mine dispatch data; the grade comes from closely-spaced blasthole sampling and tonnage sourced from truck factors. The stockpile volumes were typically updated based on monthly surveys. The average grade of the stockpiles was adjusted based on the material balance to and from the stockpile.
12.6    Commodity Prices
Commodity prices used in mineral reserve estimation are based on long-term analyst and bank forecasts, supplemented with research by Newmont’s internal specialists. The estimated timeframe used for the price forecasts is the 14-year LOM.
12.7    Mineral Reserve Statement
Mineral reserves were classified using the definitions set out in SK1300, on a 100% basis. The mineral reserves are current as at December 31, 2021. The reference point for the mineral reserve estimate is at the point of delivery to the process facilities. Mineral reserves are reported in Table 12-2 (gold) and Table 12-3 (copper). Tonnages in the table are metric tonnes.

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Table 12-2:    Proven and Probable Mineral Reserve Statement (Gold)

Area	Proven Mineral Reserves			Probable Mineral Reserves			Proven and Probable Mineral Reserves
	Tonnage (x 1,000 t)	Grade (g/t Au)	Cont. Gold (x 1,000 oz)	Tonnage (x 1,000 t)	Grade (g/t Au)	Cont. Gold (x 1,000 oz)	Tonnage (x 1,000 t)	Grade (g/t Au)	Cont. Gold (x 1,000 oz)
North Pit	78,800	0.65	1,640	94,700	0.59	1,810	173,500	0.62	3,450
South Pit	158,600	0.73	3,720	144,400	0.71	3,280	303,000	0.72	7,000
Open Pit Sub-Total	237,400	0.70	5,360	239,100	0.66	5,090	476,500	0.68	10,450
Stockpile Sub-Total	2,600	0.68	60	79,100	0.43	1,090	81,800	0.44	1,140
Boddington Total	240,100	0.70	5,420	318,200	0.60	6,170	558,300	0.65	11,590
Table 12-3:    Proven and Probable Mineral Reserve Statement (Copper)

Area	Proven Mineral Reserves			Probable Mineral Reserves			Proven and Probable Mineral Reserves
	Tonnage (x 1,000 t)	Grade (Cu %)	Cont. Copper (M lbs)	Tonnage (x 1,000 t)	Grade (Cu %)	Cont. Copper (M lbs)	Tonnage (x 1,000 t)	Grade (Cu %)	Cont. Copper (M lbs)
North Pit	78,800	0.10	170	94,700	0.11	240	173,500	0.11	410
South Pit	158,600	0.11	380	144,400	0.11	350	303,000	0.11	730
Open Pit Sub-Total	237,400	0.10	550	239,100	0.11	590	476,500	0.11	1,140
Stockpile Sub-Total	2,600	0.09	10	79,100	0.09	150	81,800	0.09	160
Boddington Total	240,100	0.10	550	318,200	0.11	740	558,300	0.11	1,300
Notes to accompany mineral reserve tables:
1.Mineral reserves are current as at 31 December, 2021. Mineral reserves are reported using the definitions in SK1300 on a 100% basis. The Qualified Person responsible for the estimate is Mr. Donald Doe, RM SME, Group Executive, Reserves, a Newmont employee.
2.Mineral reserves are reported at the point of delivery to the process plant.
3.Mineral reserves that will be mined using open pit mining methods are constrained within a designed pit. Parameters used are included in Table 12-1.
4.Tonnages are metric tonnes rounded to the nearest 100,000. Gold grade is rounded to the nearest 0.01 gold grams per tonne. Copper grade is %. Gold ounces and copper pounds are estimates of metal contained in tonnages and do not include allowances for processing losses. Contained (cont.) gold ounces are reported as troy ounces, rounded to the nearest 10,000. Copper is reported as pounds. Rounding of tonnes and contained metal content as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content. Due to rounding, some cells may show a zero (“0”).
5.Totals may not sum due to rounding.

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12.8    Uncertainties (Factors) That May Affect the Mineral Reserve Estimate
Areas of uncertainty that may materially impact the mineral reserve estimates include:
•Changes to long-term metal price and exchange rate assumptions;
•Changes to metallurgical recovery assumptions;
•Changes to the input assumptions used to derive the pit designs applicable to the open pit mining methods used to constrain the estimates;
•Changes to the forecast dilution and mining recovery assumptions;
•Changes to the cut-off values applied to the estimates;
•Variations in geotechnical (including seismicity), hydrogeological and mining method assumptions;
•Changes to environmental, permitting and social license assumptions.

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13.0    MINING METHODS
13.1    Introduction
Mineral reserves were estimated assuming open pit mining, and the use of conventional Owner-operated equipment.
13.2    Geotechnical Considerations
A number of geotechnical and hydrological studies were completed to support mining, feasibility, and environmental inputs. The geotechnical model for the Boddington deposit was defined by geotechnical drilling and logging, laboratory test work, rock mass classification, structural analysis, and stability modeling. The hydrological model was based on a three-dimensional flow model, historic pumping rates from the Jarrah Pit, and drill data.
The rock mass was characterized and grouped into geotechnical domains for design purposes using geotechnical and hydrogeological models as well as operational experience. A detailed structural model was constructed and maintained for input to both long term and operational design.
Ground support and rock fall mitigation measures used include:
•Cable bolting to reinforce unstable wedges and slabs;
•Wire-mesh for highly fractured/broken rock mass or poor scaling that creates significant amount of unstable and loose rock of the pit face;
•Rock fall fence or barrier that can be installed on a wide and stable catch berm or pit wall to capture rock fall from the benches above;
•Manual scaling by rope access to remove loose/unstable rock in areas where safe access is not available;
•Machine scaling and chaining of crests as part of the Batter Turn Over (BTO) process including using an excavator followed by a rock breaker to scale walls as part of routine work.
•A combination of the above methods.
Table 13-1 provides a brief summary of the geotechnical domains in operational pits and Table 13-2 provides the design configurations for all domains.
The minimum pit slope design acceptance criteria were specified in the Newmont Corporation – Surface Ground Control Standard - Open Pit (NEM-TES-STA-003, dated 31 May 2019). The acceptance criteria were adopted from Read and Stacey (2009) and are in line with mining industry standards.
Open pit designs were assessed and reviewed prior to pit excavation to ensure adequacy and integrity of design geometry with consideration to ground conditions. Three-dimensional models were developed for design geometry and various geological materials and structural features.

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Table 13-1:    Geotechnical Domains

Domain	Description
Fresh andesite and diorite (all pits)
Andesite and diorite host rock which is exposed in most areas of all pits. There is no strong joint orientation. Joints are widely spaced (>1.0 m). Near-horizontal undulating fractures are reasonably common, and there are only few intermediate faults. Non-persistent moderate dipping (30º to 60º) closed joints are the main weakness planes that often open-up during blasting, which create incipient structures controlling crest damage

Weathered andesite and diorite (all pits)	Andesite and diorite moderately to slightly weathered rock beneath the contact with oxide between the Saprolite and Fresh surfaces. This unit is clay altered with broken to highly fractured rocks. It has weaker joint conditions than the fresh material and is prone to increased crest loss when blasted and over time due to degradation. Increased ground support to maintain wall integrity and catch capacity is required in this domain
Oxide/transition (all pits)	Poor rock-mass, soil strength, silty material. Completely to highly weathered material with relic structure
Oxide/transition – S09 West Wall (S09 pit)	Poor rock-mass, soil strength, silty material. Completely to highly weathered material with relic structure. Batter angle laid back due to bench-scale slumping in previous cutback with no impact on overall slope angle
Oxide/transition – S09 East Wall (S09 pit)	Poor rock-mass, soil strength, silty material. Completely to highly weathered with relic structure. This material has a higher degree of saturation compared to the western wall oxides. Relic structure is often dipping in to the pit
Backfill (all pits)	Residual strength unspecified oxide materials from historic mining
Vertical dolerites (all pits)	There are several late stage dolerite intrusion events which are similar from a geotechnical perspective. This is an extremely strong rock mass with UCS > 200 MPa. Moderately-spaced (0.3–1.0 m) planar joints are the main weakness causing this rock mass to be more sensitive to blasting (direction and set-up) and long-term degradation compared to the andesite and diorite in Domain 1
Sub-horizontal dolerite (South Pits)	Characterized by the existence of broken zones or layers associated with north-northeast dipping (15° to 30°) sub-horizontal dolerite sills that are exposed on the north and southeast walls of South Pits. The thicknesses of the broken zones vary from 0.3–8 m
Western shear zone (North Pit)	Near vertical, moderately to well-developed foliation, shear zone of andesite and diorite, including a north–south-trending dolerite dyke. The shear within this wall is highly persistent, likely to below the final pit floor, with parallel structures. This domain requires extreme care when blasting, and is much more sensitive than the surrounding rock mass of Domain 1
A-breccia and South Bowl (North Pit)	Operational experience has shown that this area is challenging for wall control blast and excavation. Response to blasting and excavation suggested that rock mass is harder than in other areas. Slope performance is mostly unsatisfactory with poor crest retention. An above-average amount of scaling and a wider design catch berm are therefore required
Sentinels wall (North Pit)	The Sentinel structural set is steeply dipping into the pit at 45–75º along the west wall of the N03 pit for the full height of the wall. Crest retention along these structures is poor and significant ground support is required. This domain requires extreme care during blasting

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Table 13-2:    Geotechnical Domain Design Configurations

Domain	Bench Height (m)	BFA 1st Flitch (˚)	BFA 2nd + 3rd Flitch (˚)	Batter Height (m)	IRA (˚)	Step-in berm (m)	Berm Width (m)	Berm Gradient (%)
Fresh andesite and diorite	12	75	90	36	60.8	1.3	15.2	—
Weathered andesite and diorite	12	75	90	36	60.8	1.3	15.2	—
Oxide/transition	12	54	—	12	30	—	12	—
Oxide/transition – S09 west wall	12	45	—	12	30	—	9.0	-3 (into pit)
Oxide/transition – S09 east wall	12	45	—	12	28	—	10.5	-3 (into pit)
Backfill	—	20	—	—	20	—	—	—
Vertical dolerites	12	75	90	36	58	1.3	17.3	—
Sub-horizontal dolerite broken zone	12	65	90	36	56	1.3	17.0	—
Western shear zone	12	75	90	36	59	1.3	16.7	—
A-Breccia and South Bowl	12	75	90	36	59	1.3	16.7	—
Sentinels wall	12	75	90	36	59	1.3	16.7	—
The models were used to assess slope stability. Slope stability models incorporated material parameters derived during ground investigations, laboratory testing and assessments of in-situ conditions as appropriate. Hydrogeological data from dedicated monitoring stations were also used to characterize geotechnical slope stability models.
Overall pit slope angles varied between approximately 37–52º according to geology and location of pit infrastructure such as ramps and haul roads. Inter-ramp slope angles in hard rock varied between 58–60.8º depending on specific conditions encountered within pit walls. The inter-ramp slope angles within oxide slopes varied between 20–30º.
A continuous system of assessment was implemented and adhered to during ongoing excavation processes in order to document and verify geological conditions as they were encountered. A structural model was maintained, updated and made available to help inform ongoing operations. Geotechnical staff were also employed to offer progressive assessments of conditions encountered during excavation including providing documented guidance to inform pit development initiatives. Automated deformation monitoring systems including alarmed slope stability radars and automated prism monitoring stations were also maintained and used to supplement performance assessment.
13.3    Hydrogeological Considerations
The pit dewatering system will continuously receive large volumes of groundwater and surface run-off over the LOM. The sum of active and passive dewatering was relatively constant at approximately 140 L/sec (4.4 GL/year), of which water carts consume about 0.5–0.8 GL/year. The long-term dewatering strategy assumes that this trend continues throughout the LOM.

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The infrastructure requirement is 460 L/sec per pit (excluding satellite pits) when mining at the bottom of pit. The primary reason for the high designed maximum pumping rate is for mitigation pit flooding risks. The water management strategy is to maximize the use of the groundwater within the process plant and the loss of excess water by evaporation from the TSF. There is provision in place to capture excess surface water in water storage reservoirs.
The LOM pit dewatering plan will strategically upgrade the in-pit sump pump system (passive dewatering) and dewatering-bores (active dewatering) to cope with operational needs as required.
13.4    Operations
The LOM plan envisages mining at an average rate of approximately 80 Mt/a for 14 years, peaking at 93 Mt/a in 2035, with a maximum rate of advance by pit stage of seven benches per annum and an average of five benches (60 m) per year.
The mine life will extend to 2034 with material mined from the open pit. Milling will cease in 2035 after treatment of stockpiled ore.
The mine plan assumes eight pit phases remain. An illustration showing the final pit layout is provided in Figure 13-1.
Pit design assumptions include haul road widths for two-way travel of 38 m, maximum ramp grades of 10% and minimum pit-bottom widths of 75 m as a safety measure.
13.5    Blasting and Explosives
All drilling operations are performed by Newmont with Newmont-owned rigs that are maintained by Atlas Copco under a maintenance and repair contract (MARC). The drill rigs are configured in the down-the-hole (DTH) mode, and consist of seven Atlas Copco PV231, three Atlas Copco DML and five Atlas Copco D65 rigs.
Production drilling and blasting is done on 12 m benches with patterns and powder factors varying by material type and geological conditions. Production blasting uses Heavy ANFO blends which is loaded into both production and buffer holes; the stemming length varies according to rock type and other geologic conditions.

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Boddington Operations Western Australia Technical Report Summary

Figure 13-1:    Final Pit Layout Plan

N
6000 E
7000 E
8000 E
9000 E
10000 E
Bibbulman Track
15000 N
14000 N
13000 N
12000 N
11000 N
10000 N
9000 N
12WD
Approved Clearing Footprint
Extended N05
Rsv N07
Rsv S05B
S05A
Rsv S09B
S09A
11WD
D4WD
7WD
10WD-W
10WD-E
Approved Clearing Footprint
WDX-ph2 stage 2
Dump Footprint
Hotham river – D4 service corridor
WDX-ph2 stage 1
Active laybacks
Future laybacks
Extended N05
Remaining Resource N06
Waste dump
Bibbulmun track
WDX-phase2-clearing

Note: Figure prepared by Newmont, 2021. WDX = waste rock storage facility expansion.

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Boddington Operations Western Australia Technical Report Summary

13.6    Grade Control
Grade control is conducted using blast hole samples which are assayed for gold, copper and sulfur. Blast holes are mapped for dolerite contacts. These assay samples and dolerite maps are used to develop ore control models for each shot blasted. The shots are modeled using OK and constructed using Vulcan software. A revenue script run to determine the value of each block taking into account gold and copper grade and modifying factors such as mining costs and recovery. The ore control models are blocked out using revenue and Vulcan’s Grade Control Optimizer software. These blocks are subsequently translated using blast movement data prior to marking out the boundaries on the pit floor at which time the shot is released for mining.
Patterns include:
•Ore is 5.2 x 5.2 m pattern, using a 13.5 m hole, and one sample is taken per blast hole;
•Waste is 5.7 x 5.7 m pattern using a 13.5 m hole, and one sample is taken per blast hole;
13.7    Production Schedule
The LOM production plan is included in Table 13-3 and Table 13-4.
13.8    Equipment
LOM peak equipment requirements are provided in Table 13-5.
13.9    Personnel
The mining personnel total required for LOM operations is about 658.

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Table 13-3:    Production Schedule (2022–2030)

Item	Units	Total	2022	2023	2024	2025	2026	2027	2028	2029	2030
Material mined	M tonnes	987	76	92	92	93	92	86	85	83	63
Ore processed	M tonnes	558	41	42	42	42	42	42	42	42	42
Table 13-4:    Production Schedule (2031–2035)

Item	Units	2031	2032	2033	2034	2035
Material mined	M tonnes	57	42	28	10	0
Ore processed	M tonnes	42	42	42	42	13

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Table 13-5:    Equipment Requirements

Purpose	Type	Peak Number
Hauling	793 conventional expit and re-handle	4
	793 AHS expit and re-handle	36
	A009-CAT 785C WC	3
	785D water cart	2
Loading	A012-CAT 966H (WL930)	1
	A001-Bucyrus 495HD-SH01	2
	A002-Bucyrus RH340-SH04	2
	A002-EX3600	1
	Ancillary Loading Units	6
	A008- CAT 994H_Wheel Loaders	2
Support	A006-CAT Track Dozers	6
	A006-CAT Wheel Dozers	5
	A007-CAT Graders	4
	A011-CAT330	2
	Road sheeting roller	2
	785C Float	1
	A012-CAT 966H (WL13)	2
Drilling	DML production drill	6
	PV235 production drill	10
	Drill water cart WC07	1
	D65 presplit drill	6

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Boddington Operations Western Australia Technical Report Summary

14.0    RECOVERY METHODS
14.1    Process Method Selection
The process plant design was based on a combination of metallurgical testwork, previous study designs, previous operating experience. The design is conventional to the gold industry and has no novel parameters.
14.2    Process Plant
A summary process flow sheet is included in Figure 14-1.
14.2.1    Plant Design
The selected process consists of primary crushing, closed circuit secondary and HPGR tertiary crushing, ball milling, and hydrocyclone classification to generate a milled product with a P80 of 150 μm at a slurry density of 35–38% solids.
Flash flotation facilities were included to treat a portion of the mill discharge stream; however, flash flotation trials were unsuccessful and the facilities were removed from the process flowsheet.
Cyclone overflow from the mill circuit is treated in a flotation circuit that produces a copper–gold concentrate for export. Rougher and scavenger flotation concentrates are reground and cleaned to achieve an acceptable final concentrate grade. Concentrate is thickened and filtered before being trucked to the port of Bunbury.
The cleaner–scavenger tailings stream is thickened and leached under elevated cyanide levels. Scavenger tailings are thickened and leached in a conventional leach/adsorption circuit. Leached slurry from the cleaner scavenger tailings leach circuit is delivered to the scavenger tailings circuit for combined recovery of gold.
Leach residue is pumped to the residue disposal area, and residual weakly acid-dissociable cyanide (CNwad) is maintained below a targeted level by a Caro’s acid cyanide destruction plant. This facility can treat the following streams:
•Decant water returning to the plant so that cyanide levels do not inhibit flotation;
•Decant water recycling to the decant pond to maintain CNwad levels in the pond at an average of 30 ppm and a not-to-exceed level of 50 ppm;
•Residue slurry from the plant to protect the decant pond from excursions caused by short-term variability in the copper head grade.

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Figure 14-1:    Process Flowsheet

Coarse Ore Stockpile
Secondary Crushing - 50mm
High Pressure Grinding Rolls
Ball Milling
+50mm
-50mm
+8mm
Underflow
Primary Crushing -150mm
Coarse Screening
Fine Screening -8mm
-8mm
Cyclones -150µm
Thickening and Filtration
Concentrate Shipped
Overflow
Conc.
Area Key
Coarse crushing
Fine crushing
Ball Milling
Flotation
Gold to dore
Rougher Flotation
Conc.
Cleaner Flotation
Scavenger Flotation
Regrind Conc.
Tails
Scavenger Tails Leach
Cleaner Scavenger Tails Leach
Dore
Gold Recovery
Carbon
Gold Adsorption
Cyanide Destruct
Tails Deposition

Figure prepared by Newmont, 2021.
The carbon from the scavenger tailings adsorption circuit is treated by a conventional split-Anglo American Research Laboratory (AARL) method elution and reactivated in horizontal reactivation kilns. Gold recovery from the eluate is by electrowinning, cathode sludge filtration and drying, and smelting.
Plant utilization in the LOM plan is 88.9% for the secondary/tertiary crushing circuits, and 88.9% for the milling circuit.
14.2.2    Equipment Sizing
The Project process plant incorporates the following major equipment:
•2.3 km overland conveyor;
•Two ROM stockpiles, two medium-grade stockpiles, three WRSF areas;
•Two 60-110 primary crushers;
•Six MP1000 secondary crushers;
•Four 3.6 m x 8.5 m coarse screens;
•Four 5.6 MW HPGR capacity (8,000 t/h);
•Four 15 MW ball mills (7.9 m x 13.4 m);
•Four flash flotation SK1800 Outotec cells: (decommissioned);
•Roughers/scavengers: three parallel trains consisting of 2 x 150 m3 and 6 x 200 m3 Outotec tank cells;

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•One 19 m diameter Outotec regrind high-rate thickener;
•Regrind mills: two Vtm 1250 950 kW Vertimills;
•First cleaners/cleaner scavengers: nine 100 m3 Outotec tank cells;
•Coarse cleaners: three 30 m3 Outotec tank cells;
•Second and third cleaners: five 8 m3 Outotec U-shape cells;
•One 27 m diameter Outotec high-rate concentrate thickener;
•One 108 m2 area Larox concentrate pressure filter;
•One 19 m diameter Outotec cleaner scavenger tails high- rate thickener;
•One 74 m diameter Outotec scavenger tails high-rate thickener;
•Two 450 m3 and seven 175 m3 cleaner scavenger tails (CSt) leach tanks;
•Carbon-in-leach: two parallel trains (each 12 leach tanks); total 60,500 m3 capacity.
14.3    Power and Consumables
Power supply to the operations is via the local grid system with a coal-fired power station built at Collie providing the additional demand for the operation as well as supplementing the existing grid.
Water supply is from a number of sources, including the Hotham river (during winter only), pit dewatering water, borefield water adjacent to the pits, rainfall run-off and recovered water from the thickeners and TSF. Decreased rainfall during winter could impact the mill production if sufficient water cannot be drawn from the river.
Consumables used in the processing include grinding media, primary collector (thionocarbamate), secondary collector (xanthate), frother, lime, flocculant, cyanide, oxygen, caustic, sulfuric and hydrochloric acid, and peroxide.
14.4    Personnel
The process plant has a personnel count of 423.

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Boddington Operations Western Australia Technical Report Summary

15.0    INFRASTRUCTURE
15.1    Introduction
The majority of the key infrastructure required to support mining operations is constructed and operational. This includes:
•Open pit;
•Roads;
•Two ROM stockpiles, one medium-grade stockpile, two WRSFs;
•TSFs;
•2.3 km overland conveyor;
•Four major water management facilities, including a decant water pond and water recycling facility;
•Electrical sub-station;
•Concentrate storage shed and load-out facility;
•Accommodation village;
•Heavy equipment and light vehicle shops, warehouses, and offices;
•On-site core storage, and sample pulp storage.
A layout plan is included as Figure 15-1.
A second TSF is required for the LOM plan.
15.2    Roads and Logistics
The Project is accessed by an all-weather road network from Perth as discussed in Chapter 4.
15.3    Waste Rock Storage Facilities
A number of WRSFs are in use, segregated as oxide or rock facilities. Potentially acid-forming waste is encapsulated as required. A WRSF expansion in the 10WD area was completed in 2021 to provide capacity until mid-year 2024. In 2022–2023, areas to the west of the D4 Dam and 11WD will be cleared to provide sufficient capacity for operational requirements for the remaining LOM.

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Boddington Operations Western Australia Technical Report Summary

Figure 15-1:    Infrastructure Layout Plan

MINE
N
1. Site Access
2. Mill area
3. North Pit
4. Conveyor Belt CV1
5. South Pit
6. Mine South
7. WD #7
8. WD #8
9. WD #9
10. WD #10
11. WD #11
12. MG2 Stockpile
13. ROM and Crusher
14. North Clear Water Pond
15. 34MB Pond
16. South Clear Water Pond
17. D4 Dam
18. Wet Well Dyke
19. Mine Water Pond 2
MILL
RDA
CAMP
Newmont
AUSTRALIA
BODDINGTON WV3 IMAGE
(Acquired December 2019)

Note: Figure prepared by Newmont, 2019. RDA = residue disposal area (TSF).

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15.4    Stockpiles
Boddington operates two run-of-mine (ROM) stockpiles; ROM and ROM premium (ROMPR) located adjacent to the crusher on the west side of the North Pit. The cut-offs for ROM stockpiles are adjusted quarterly to ensure the preferential feed for the period. The ROMPR cut-off is AU$28/t and ROM varies between is AU$17.06–AU$21.75/t.
Newmont operates a medium-grade stockpile, MG2, which is located to the northwest of the South Pit. Entry to the MG2 stockpile is tested using the stockpile (mineral reserve) cut-off AU$17.06/t.
Stockpiling of ROMPR and ROM cut-off grade ores will be for short periods of time with no recovery degradation effect expected. Stockpiling of MG2 material will allow the material to oxidize for several years prior to processing. Benchmarking of sites with similar mineralogy and climatic conditions led to a baseline assumption that processing of these oxidized stockpile ores will result in a 6% loss in copper recovery and a 3% loss in gold recovery when they are finally processed.
A program for testing the oxidation rates and impact to recovery was developed with Newmont Metallurgical Services and was ongoing since November 2016. A review of the testwork completed to date has recommended that the Boddington Operations continue to apply a 6% deduction to the modelled copper recovery and 3% deduction to the modelled gold recovery to both medium-term stockpiling of high-grade ore and long-term stockpiling of medium-grade ore (Petrucci, 2021).
The combined stockpile is located adjacent to the crusher on the west side of the North Pit And reaches peak capacity in 2027 with 137 Mt.
The stockpiles are reclaimed using a preferential high-grade feed strategy, with the lower medium-grade stockpiles being re-handled to the mill towards the end of the LOM. The stockpiles are reclaimed using conventional mining fleet and loading units.
15.5    Tailings Storage Facilities
The F1/F3 residue disposal area (RDA) is the current active TSF for the Boddington Operations.
The current F1/F3 dam has approved capacity to 600 Mt, which will provide sufficient storage for tailings storage to 2025, assuming remaining capacity of 163 Mt, and an approximate 42 Mt/a process rate. The approved facility has 11 perimeter embankments, of which all are in place.
Newmont plans to expand the facility to 750 Mt, which, assuming the same approximately 42 Mt/a process rate, will provide tailings capacity to 2029. The expansion to 750 Mt is not currently permitted.
Additional storage that will be required for the LOM beyond 2029 is being evaluated by Newmont. This is currently envisaged as a new RDA with a 250 Mt capacity. Newmont has established a pathway and a timeline for the RDA approval and construction such that storage capacity will be available when needed.
The key input parameters dictating the RDA construction quantities and schedule include:
•Process plant throughput;

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Boddington Operations Western Australia Technical Report Summary

•Annual rate of rise from tailings deposition;
•Beach slope angles;
•Capacity for dam expansion;
•Management of scope within the available construction areas;
•Embankment designs and infrastructure to ensure geotechnical factors of safety in line with the Australian National Committee on Large Dams (2019) guidelines.
The TSF is operated as a zero-discharge facility; all water is returned to the process facility for reuse.
The TSF has enhanced monitoring systems including an extensive network of piezometers and inclinometers to track dam performance against the Trigger Action Response Plan, and to support proactive dam safety management.
15.6    Water Management Structures
Water management infrastructure for mine operations include the following:
•Pit dewatering infrastructure for pumping away both surface run-off and groundwater from open pits and for monitoring pore pressure distribution, which consists of:
◦In-pit sump pumping (passive dewatering);
◦Dewatering-bores (active dewatering);
◦Grouted multiple vibrating wire piezometer pore pressure monitoring bores;
•Mine surface water drainage infrastructure for mitigating risks associated with storm water, sediments, erosions, saturations of ground and ARD (Acid Rock Drainage),in accordance with the water characterization, which consists of:
◦Fresh water (non-contact water);
◦Mine water (contact water – no ARD);
◦Impacted water (contact water – potential ARD).
Where practicable, the drainage infrastructures in the mining area are designed and constructed to segregate each characterized water from others by means of designated open channel network, sub-surface drainage systems, water retaining ponds and water reticulation infrastructures. All surface runoff and waste dump seepage are collected at designated retention ponds and pumped-away to the plant. As required, the drainage system has an ability of discharging a portion of fresh water to the downstream as an environmental flow.
15.7    Water Supply
Process water is supplied direct from the mine pits, from onsite storage reservoirs which were filled in the winter months by pumping from the Hotham River under a license from the Department of Water or from regional water bores which are available all year round. Process water is also sourced as reclamation of water from the decant pond at the TSF.

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Potable water for the camp and mining operation is sourced from two 550 kL water storage tanks.
The site-wide water balance is managed through a GoldSim model, with regular water use, abstraction and storage capacity data regularly fed into the model to obtain reliable forecasts of process and raw water.
15.8    Camps and Accommodation
The current workforce consists of approximately 1,000 employees and 700 contractors with approximately 25% of these residing locally within a 25 km radius of the operations and the balance residing in a purpose-built accommodation village.
15.9    Power and Electrical
Power is sourced from the Bluewater Power Station, a coal-fired power station located 4.5 km northeast of Collie, and approximately 80 km from the mine. Power is transmitted through the State power grid from the power station to the mine site.

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Boddington Operations Western Australia Technical Report Summary

16.0    MARKET STUDIES AND CONTRACTS
16.1    Markets
Newmont has established contracts and buyers for copper concentrate and doré products, and has an internal marketing group that monitors markets for its concentrate and doré products. Together with public documents and analyst forecasts, there is a reasonable basis to assume that for the LOM plan, the copper concentrate and doré will be saleable.
The concentrate produced is marketed as a gold–copper concentrate. Smelters operating their own precious metal refineries at their copper smelting operations are best suited to contract for Boddington concentrates. Long-term contracts are in place with smelters in Korea, Japan, Philippines, and Germany for a large portion of the mine production of copper concentrate. The remaining production is placed on the spot market. The pricing of the concentrate is driven by London Metal Exchange copper pricing, LBMA gold pricing, and annual processing benchmark terms negotiated by major industry players and published by third-party data providers.
Doré is sold on the spot market by in-house marketing experts.
There are no agency relationships relevant to the marketing strategies used.
Product valuation is included in the economic analysis in Chapter 19, and is based on a combination of the metallurgical recovery, commodity pricing, and consideration of processing charges.
16.2    Commodity Price Forecasts
Newmont uses a combination of historical and current contract pricing, contract negotiations, knowledge of its key markets from a long operations production record, short-term versus long-term price forecasts prepared by Newmont’s internal corporate marketing group, public documents, and analyst forecasts when considering long-term commodity price forecasts.
Higher metal prices are used for the mineral resource estimates to ensure the mineral reserves are a sub-set of, and not constrained by, the mineral resources, in accordance with industry-accepted practice.
The long-term commodity price and exchange rate forecasts are:
Mineral reserves:
•Gold: US$1,200/oz;
•Copper: US$2.75/lb;
•US$:AU$: 0.75.
Mineral resources:
•Gold: US$1,400/oz;
•Copper: US$3.25/lb;
•US$:AU$: 0.75.

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16.3    Contracts
Newmont has contracts in place for the majority of the copper concentrate. The terms contained within the concentrate sales contracts are typical and consistent with standard industry practice for high-gold, low-copper concentrates.
The contracts include industry benchmark terms for metal payables, treatment charges and refining charges for concentrates produced. Depending on the specific contract, the terms for the sale of the copper concentrate are either annually negotiated, benchmark-based treatment and refining charges, or a combination of annually-negotiated terms.
Treatment charges assumed for estimation of mineral reserves are based on the forecasts published by third-party data providers such as Wood Mackenzie or CRU. The formula used for mineral reserves is sensitive to the underlying copper price and is consistent with long-term expectations for copper treatment and refining charges.
Newmont’s doré is sold on the spot market, by marketing experts retained in-house by Newmont. The terms contained within the sales contracts are typical and consistent with standard industry practice and are similar to contracts for the supply of doré elsewhere in the world.
The largest in-place contracts other than for product sales cover items such as bulk commodities, operational and technical services, mining and process equipment, and administrative support services. Contracts are negotiated and renewed as needed. Contract terms are typical of similar contracts in Australia that Newmont is familiar with.

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17.0    ENVIRONMENTAL STUDIES, PERMITTING, AND PLANS, NEGOTIATIONS, OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS
17.1    Introduction
Two phases of gold mining were conducted, from 1987–2001, and from 2009 to date.
17.2    Baseline and Supporting Studies
Baseline and supporting environmental studies were completed to assess both pre-existing and ongoing site environmental conditions, as well as to support decision-making processes during operations start-up and restart. Characterization studies were completed for all environmental media including soil, water, waste, air, noise and closure.
Plans were developed and implemented to address aspects of operations such as waste and fugitive dust management, spill prevention and contingency planning, water management, and noise levels.
17.3    Environmental Considerations/Monitoring Programs
Monitoring and regulatory compliance systems were updated following approval of the current operations in 2015 based on a 2036 LOM footprint. Areas that are monitored include waste rock, TSF, water, air quality, and noise.
There are five species classified as Threatened Species/Matters of National Environmental Significance in the Project area, including three species of black cockatoo (Baudin’s, Carnaby’s and Forest Red-Tailed), and two species of marsupial, woylie and chuditch. All five species have site-specific management plans.
17.4    Closure and Reclamation Considerations
17.4.1    Closure Plans
The 1978 WA Mining Act requires that Newmont submits a closure plan every three years that is compliant with the Guidelines for Preparing Mine Closure Plans (Department of Mines and Petroleum & Environmental Protection Authority, 2015).
The most recent closure plan was submitted in 2019. The closure plan covers rehabilitation of the WRSFs, TSF, processing plant and other areas of disturbance. The open pits will be allowed to develop into pit lakes. The closure strategy for disturbance associated with infrastructure and services is to re-shape disturbance areas to blend in with the surrounding topography and revegetate with local species.

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17.4.2    Closure Costs
The Annual Environmental Report provided to the applicable regulatory agencies of the West Australian government must be accompanied by the disturbance (cleared) area for the mining operations. The disturbance area is used to calculate the annual 1% liability levy under the Mine Rehabilitation Fund that is charged to the site and remains in effect until all tenements were signed off as rehabilitated. In 2021, the levy amounted to approximately AU$1,403 M. Due to the bauxite State Agreements, there is one tenement for which the Mine Rehabilitation Fund does not apply, and a bond, to the value of AU$3.63 M, was lodged.
Newmont also calculates the closure costs for the Boddington Operations as part of internal closure and financial planning. The closure estimate, as at 2021, assuming operations to 2035, is calculated as approximately AU$0.5 B.
17.5    Permitting
All major permits and approvals are either in place or Newmont expects to obtain them in the normal course of business. Additional permitting will be required to support the tailings disposal required in the LOM plan.
Where permits have specific terms, renewal applications are made of the relevant regulatory authority as required, prior to the end of the permit term.
Newmont monitors the regulatory regime in place at each of its operations and ensures that all permits are updated in line with any regulatory changes.
17.6    Social Considerations, Plans, Negotiations and Agreements
The Boddington Operations are located within the Shire of Boddington local government area. Newmont defines the host communities for the Boddington Operations as those within a 50 km radius of the operation. These include the local government areas of Boddington, Williams, and Wandering, and the community of Dwellingup. The Project’s area of influence consists of the following hierarchy that is applied to engagement, employment, procurement and discretionary social investment:
•The local government areas and communities;
•The Gnaala Karla Booja Native Title Claimant or Indigenous Land Use Agreement area including the regional centers of Kwinana, Armadale, Rockingham, Bunbury, Collie, Narrogin, and Mandurah;
•The broader southwest WA region including the greater Perth metropolitan area.
In 2019 and 2020, the Boddington Operations completed the most recent five-yearly Social Impact Assessment and Social Baseline and Economic Contribution Assessment updates, which were supported by perception survey engagement processes. These social knowledge base studies quantify the operations social license, impact, engagement, employment, procurement and discretionary investment aspects and inform LOM Social Management Planning.
Newmont has well-established relationships, engagement forums, and a suite of integrated social impact and opportunity-aligned strategic investment partnerships.

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The operations area is subject to the South West Native Title Settlement. The Preservation of Aboriginal Heritage Agreement formalized in 2007 prescribes the operations Heritage Area of Influence, the Heritage Agreement Project Area and Newmont’s particular heritage responsibilities reflected in the operations Cultural Heritage Management Plan. The Preservation of Aboriginal Heritage Agreement underpins and frames the heritage aspects of the Moorditj Booja Community Partnership Agreement (2006) between Gnaala Karla Booja People, Newmont, and the South West Aboriginal Land and Sea Council. The Preservation of Aboriginal Heritage Agreement ensures that Newmont meets and exceeds the minimum obligations prescribed in the State’s Aboriginal Heritage Act 1972.
The agreement sets out processes for:
•Communication and consultation via the Relationship Committee;
•Joint management of Aboriginal heritage;
•Heritage survey request triggers, methods and team selection procedures;
•Heritage survey costs and reporting;
•Monitoring of ground disturbance works at specified Aboriginal sites;
•Breaches and grievance resolution;
•Environmental protection;
•Identification and relocation of ancestral remains or objects;
•Section 18 Ministerial Consent processes;
•Identification, protection and preservation of Aboriginal cultural heritage;
•Preservation of Aboriginal sites and objects.
Aboriginal heritage sites identified in surveys are registered with the Aboriginal Heritage Inquiry System managed by the WA Department of Planning, Lands and Heritage. Sites are also mapped into Newmont’s ARC GIS heritage layers, are reflected in the site’s Cultural Heritage Management Plan and inform the operation’s Aboriginal cultural heritage due diligence that is embedded in Newmont’s Disturbance Permitting Processes.
17.7    Qualified Person’s Opinion on Adequacy of Current Plans to Address Issues
Based on the information provided to the QP by Newmont (see Chapter 25), there are no material issues known to the QP. The Boddington Operations are mature mining operations and currently has the social license to operate within its local communities.

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Boddington Operations Western Australia Technical Report Summary

18.0    CAPITAL AND OPERATING COSTS
18.1    Introduction
Capital and operating cost estimates are at a minimum at a pre-feasibility level of confidence, having an accuracy level of ±25% and a contingency range not exceeding 15%.
18.2    Capital Cost Estimates
18.2.1    Basis of Estimate
Capital costs are based on recent prices or operating data. Capital costs include funding for infrastructure, pit dewatering, development drilling, and permitting as well as miscellaneous expenditures required to maintain production. Mobile equipment re-build/replacement schedules and fixed asset replacement and refurbishment schedules are included. Sustaining capital costs reflect current price trends.
Newmont applies a time value of money in the development of sustaining capital costs per unit of mass mined. Equipment capital costs can be recovered by using an amortization rate per unit of mass mined so that the net present value of the future cash flow generated from this charge is equal to the equipment capital cost. The capital recovery factor (CRF) is required to give a 5% pre-tax return on an investment over the life of fleet or facility. The CRF for mining and processing is estimated at 110% and 112% respectively. Including the CRF, the mining sustaining capital is AU$0.83/t mined at CRF 1.10, and processing and general and administrative (G&A) sustaining capital is AU$1.95/t milled at CRF 1.12.
18.2.2    Capital Cost Estimate Summary
The overall capital cost estimate for the LOM is AU$1.8 B, as summarized in Table 18-1.
18.3    Operating Cost Estimates
18.3.1    Basis of Estimate
Operating costs are based on actual costs seen during operations and are projected through the LOM plan. Historical costs are used as the basis for operating cost forecasts for supplies and services unless there are new contract terms for these items. Labor and energy costs are based on budgeted rates applied to headcounts and energy consumption estimates.
Table 18-1:    Capital Cost Estimate

Area	Unit	Value
Mining	AU$ B	0.7
Process	AU$ B	1.1
Site G&A	AU$ B	0	*
Total	AU$ B	1.8

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Note: numbers have been rounded; totals may not sum due to rounding. * The zero in the table represents numeric data that do not display due to the rounding.
18.3.2    Operating Cost Estimate Summary
Operating costs for the LOM are estimated at AU$11.7 B, as summarized in Table 18-2. The estimated LOM mining cost is AU$4.31/t. Base processing costs are estimated at AU$11.11/t. In addition, G&A costs are estimated at AU$2.25/t.
Table 18-2:    Operating Cost Estimate

Area	Unit	Value
Mining	AU$ B	4.2
Process	AU$ B	6.2
G&A	AU$ B	1.3
Total	AU$ B	11.7
Note: numbers have been rounded; totals may not sum due to rounding.

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19.0    ECONOMIC ANALYSIS
19.1    Methodology Used
The financial model that supports the mineral reserve declaration is a standalone model that calculates annual cash flows based on scheduled ore production, assumed processing recoveries, metal sale prices and AU$/US$ exchange rate, projected operating and capital costs and estimated taxes.
The financial analysis is based on an after-tax discount rate of 5%. All costs and prices are in unescalated “real” dollars. The currency used to document the cash flow is US$.
All costs are based on the 2022 business plan budget. Revenue is calculated from the recoverable metals and long-term metal price and exchange rate forecasts.
19.2    Financial Model Parameters
The economic analysis is based on the metallurgical recovery predictions in Chapter 10.4, the mineral reserve estimates in Chapter 13, the mine plan discussed in Chapter 14, the commodity price forecasts in Chapter 16, closure cost estimates in Chapter 17.4, and the capital and operating costs outlined in Chapter 18. Royalties were summarized in Chapter 3.9.
The Boddington Operations are subject to a federal tax rate of 30% on taxable income.
The economic analysis is based on 100% equity financing and is reported on a 100% project ownership basis. The economic analysis assumes constant prices with no inflationary adjustments.
The NPV5% is US$2.1 B. As the cashflows are based on existing operations where all costs are considered sunk to 1 January 2022, considerations of payback and internal rate of return are not relevant.
A summary of the financial results is provided in Table 19-1. An annualized cashflow statement is provided in Table 19-2 and Table 19-3. In these tables, EBITDA = earnings before interest, taxes, depreciation and amortization. The active mining operation ceases in 2034, and processing ceases in 2035; however, closure costs are estimated to 2055. Closure costs in the period 2034–2055 total 0.2 B.
19.3    Sensitivity Analysis
The sensitivity of the Project to changes in metal prices, exchange rate, sustaining capital costs and operating cost assumptions was tested using a range of 25% above and below the base case values (Figure 19-1).
The Project is most sensitive to metal price changes, less sensitive to changes in operating costs, and least sensitive to changes in capital costs.
The sensitivity to grade mirrors the sensitivity to the gold price and is not shown.

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Table 19-1:    Cashflow Summary Table

Item	Unit	Value
Metal prices
Gold	US$/oz	1,200
Copper	US$/lb	2.75
Mined Ore
Tonnage	M tonnes	558
Gold grade	g/t	0.65
Copper grade	%	0.11%
Gold ounces	Moz	11.6
Copper pounds	Blb	1.3
Capital costs	US$B	1.3
Costs applicable to sales	US$B	9.7
Discount rate	%	5
Exchange rate	Australian dollar:United States dollar (AUD:USD)	0.75
Free cash flow	US$B	2.7
Net present value	US$B	2.1
Note: Numbers have been rounded; totals may not sum due to rounding. Table 19-1 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws. Please refer to the note regarding forward-looking information at the front of the Report. The cash flow is only intended to demonstrate the financial viability of the Project. Investors are cautioned that the above is based upon certain assumptions which may differ from Newmont’s long-term outlook or actual financial results, including, but not limited to commodity prices, escalation assumptions and other technical inputs. For example, Table 19-1 uses the price assumptions stated in the table, including a gold commodity price assumption of US$1,200/oz, which varies significantly from current gold prices and the assumptions that Newmont uses for its long-term guidance. Please be reminded that significant variation of metal prices, costs and other key assumptions may require modifications to mine plans, models, and prospects.

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Table 19-2:    Annualized Cashflow (2022–2029)

Item	Units	LOM Total	2022	2023	2024	2025	2026	2027	2028	2029
Material mined	M tonnes	987	76	92	92	93	92	86	85	83
Ore processed	M tonnes	558	41	42	42	42	42	42	42	42
Contained gold, processed	Moz	11.6	1.1	1.0	1.0	1.0	1.0	0.9	0.9	0.8
Contained copper, processed	Mlbs	1,296	136	138	114	86	85	87	86	85
Processed ore gold grade	g/t	0.65	0.83	0.76	0.75	0.74	0.75	0.67	0.66	0.61
Processed ore copper grade	%	0.11	0.15	0.15	0.12	0.09	0.09	0.09	0.09	0.09
Recovered gold	Moz	9.9	1.0	0.9	0.9	0.9	0.9	0.8	0.8	0.7
Recovered copper	Mlbs	1,057	114	116	95	70	68	71	70	70
Recovery, gold	%	85	88	87	87	86	87	86	86	85
Recovery, copper	%	82	84	84	83	82	81	81	82	82
Net revenue	US$ billion	14.1	1.4	1.3	1.3	1.2	1.2	1.1	1.1	1.0
Costs applicable to sales	US$ billion	-9.7	-0.8	-0.8	-0.7	-0.7	-0.7	-0.7	-0.8	-0.8
Other expenses	US$ billion	-0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
EBITDA	US$ billion	4.2	0.6	0.5	0.5	0.4	0.5	0.4	0.3	0.2
Operating cash flow (after estimated taxes and other adjustments)	US$ billion	4.0	0.5	0.4	0.4	0.4	0.3	0.3	0.3	0.3
Total capital	US$ billion	-1.3	-0.1	-0.1	-0.1	-0.1	-0.1	-0.2	-0.1	-0.1
Free cash flow	US$ billion	2.7	0.4	0.3	0.3	0.3	0.2	0.1	0.1	0.1

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Table 19-3:    Annualized Cashflow (2030–2036)

Item	Units	2030	2031	2032	2033	2034	2035	2036
Material mined	M tonnes	63	57	42	28	10	0	0
Ore processed	M tonnes	42	42	42	42	42	13	0
Contained gold, processed	Moz	0.8	0.7	0.7	0.8	0.7	0.2	0.0
Contained copper, processed	Mlbs	71	92	99	107	86	24	0
Processed ore gold grade	g/t	0.59	0.53	0.53	0.56	0.49	0.42	—
Processed ore copper grade	%	0.08	0.10	0.11	0.12	0.09	0.08	0.00
Recovered gold	Moz	0.7	0.6	0.6	0.6	0.5	0.1	0.0
Recovered copper	Mlbs	56	74	80	87	68	19	0
Recovery, gold	%	84	83	83	84	81	79	0
Recovery, copper	%	79	80	81	81	79	77	0
Net revenue	US$ billion	0.9	0.9	0.9	0.9	0.8	0.2	0.0
Costs applicable to sales	US$ billion	-0.7	-0.7	-0.8	-0.8	-0.5	-0.2	0.0
Other expenses	US$ billion	0.0	0.0	0.0	0.0	0.0	0.0	0.0
EBITDA	US$ billion	0.2	0.1	0.1	0.1	0.3	0.1	0.0
Operating cash flow (after estimated taxes and other adjustments)	US$ billion	0.3	0.2	0.2	0.3	0.3	0.1	0.0
Total capital	US$ billion	-0.1	-0.1	-0.1	0.0	0.0	0.0	0.0
Free cash flow	US$ billion	0.1	0.1	0.1	0.2	0.2	0.1	0.0
Note: Numbers have been rounded; totals may not sum due to rounding. EBITDA = earnings before interest, taxes, depreciation and amortization. Table 19-2 and Table 19-3 contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws. Please refer to the note regarding forward-looking information at the front of the Report. The cash flow is only intended to demonstrate the financial viability of the Project. Investors are cautioned that the above is based upon certain assumptions which may differ from Newmont’s long-term outlook or actual financial results, including, but not limited to commodity prices, escalation assumptions and other technical inputs. For example, Table 19-2 use the price assumptions stated in the table, including a gold commodity price assumption of US$1,200/oz, which varies significantly from current gold prices and the assumptions that Newmont uses for its long-term guidance. Please be reminded that significant variation of metal prices, costs and other key assumptions may require modifications to mine plans, models, and prospects.

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Figure 19-1:    NPV Sensitivity
Note: Figure prepared by Newmont, 2021. FCF = free cashflow; op cost = operating cost; cap cost = capital cost; NPV = net present value.

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20.0    ADJACENT PROPERTIES
This Chapter is not relevant to this Report.

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21.0    OTHER RELEVANT DATA AND INFORMATION
This Chapter is not relevant to this Report.

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22.0    INTERPRETATION AND CONCLUSIONS
22.1    Introduction
The QP notes the following interpretations and conclusions, based on the review of data available for this Report.
22.2    Property Setting
The Boddington Operations are located in an area that has more than 40 years of mining activity. As a result, local and regional infrastructure and the supply of goods available to support mining operations is well-established. Personnel with experience in mining-related activities are available in the district. There are excellent transportation routes that access the Boddington area.
There are no significant topographic or physiographic issues that would affect the Boddington Operations. The dominant vegetation type is temperate boreal forest.
Mining operations are conducted year-round.
22.3    Ownership
The current parties to the BGMJV are Newmont Boddington Pty Ltd (66⅔%) and Saddleback Investments Pty Ltd (Saddleback; (33⅓%). Both companies are indirectly-wholly owned Newmont subsidiaries.
22.4    Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements
Newmont subleases from the Worsley JV the key mining leases upon which the Boddington operations are located, namely M70/21–26, M70/564 and M70/799. Newmont is entitled to all gold and other non-bauxite mining rights conferred by the lease. The Worsley JV retains the rights to bauxite and priority rights of access in order to mine and recover such bauxite.
The relationship between the Worsley JV bauxite operations and the BGMJV gold operations is regulated through a cross-operation agreement. This agreement confers priority on the bauxite operations such that the operations of the Worsley JV will take priority over the operations of the BGMJV and the BGMJV are required to take reasonable measures to conserve bauxite including by mining and stockpiling bauxite on behalf of the Worsley JV.
Newmont has an interest in a total of 89 tenements in the Boddington area The total granted area is approximately 21,249 ha and the under-application area is approximately 60,767 ha.
Mining leases M70/21–26 and M70/799 are the key tenements under which gold mining activity is concentrated.
Through direct lease holding and sub-lease arrangements with the Worsley JV, Newmont holds the rights to minerals other than bauxite in proportion to the Newmont ownership percentages.
Newmont holds sufficient surface rights to execute the LOM plan.

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Process water is supplied direct from the mine pits, from onsite storage reservoirs which were filled in the winter months by pumping from the Hotham River under a license from the Department of Water or from regional water bores which are available all year round. Process water is also sourced as reclamation of water from the decant pond at the TSF.
Production royalties are payable to the WA government and are included in the net smelter return (NSR) cut-off determination. Royalty payments were first incurred in the second half of 2009.
The Boddington Operations have freehold ownership of all the eastern and central areas of operations. The western portion of the operational area is outside the freehold land, and is Crown land covered by native forest. Mining operations can be conducted in this area but with certain restrictions imposed by the State Government through the 1978 Mining Act that are applicable to forested Crown lands. The restrictions have known and manageable requirements.
The Boddington Operations area was previously subject to a land claim registered under the Native Title Act and referred to as the Gnaala Karla Booja Claim. This claim has now been settled.
22.5    Geology and Mineralization
The deposit style is still somewhat controversial. Features consistent with porphyry-style mineralization, classic orogenic shear zones, and intrusion-related gold–copper–bismuth mineralization, are all recognized, giving rise to a variety of genetic interpretations.
The geological understanding of the settings, lithologies, and structural and alteration controls on mineralization in the different zones is sufficient to support estimation of mineral resources and mineral reserves. The geological knowledge of the area is also considered sufficiently acceptable to reliably inform mine planning.
The mineralization style and setting are well understood and can support declaration of mineral resources and mineral reserves.
Newmont continues to actively explore in the Saddleback Greenstone Belt. Geophysics and surface geochemistry datasets are assisting in recognizing new belt-scale lineaments and felsic intrusions, similar to the monzogranite possibly associated with gold mineralization at Boddington, which could host additional Boddington-style mineralization. A number of possible cutbacks were identified adjacent to the current mine plan that may represent upside potential for the operations if these areas can be included in the LOM plan.
22.6    History
The Boddington Operations have over 40 years of active mining history, and exploration activities date back to 1980 when gold was first discovered.
22.7    Exploration, Drilling, and Sampling
The exploration programs completed to date are appropriate for the style of the mineralization within the Boddington Operations area.

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Drilling is normally perpendicular to the strike of the mineralization, but depending on the dip of the drill hole, and the dip of the mineralization, drill intercept widths are typically greater than true widths.
Sampling methods, sample preparation, analysis and security conducted prior to Newmont’s interest in the operations were in accordance with exploration practices and industry standards at the time the information was collected. Current Newmont sampling methods are acceptable for mineral resource and mineral reserve estimation. Sample preparation, analysis and security for the Newmont programs are currently performed in accordance with exploration best practices and industry standards.
The quantity and quality of the lithological, geotechnical, collar and down-hole survey data collected during the exploration and delineation drilling programs are sufficient to support mineral resource and mineral reserve estimation. The collected sample data adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits. Sampling is representative of the gold and copper grades in the deposit, reflecting areas of higher and lower grades.
Density measurements are considered to provide acceptable density values for use in mineral resource and mineral reserve estimation.
The sample preparation, analysis, quality control, and security procedures used by the Boddington Operations have changed over time to meet evolving industry practices. Practices at the time the information was collected were industry-standard, and frequently were industry-leading practices. The sample preparation, analysis, quality control, and security procedures are sufficient to provide reliable data to support estimation of mineral resources and mineral reserves.
The QA/QC programs adequately address issues of precision, accuracy and contamination. Modern drilling programs typically included blanks, duplicates and standard samples. QA/QC submission rates meet industry-accepted standards.
22.8    Data Verification
Newmont had data collection procedures in place that included several verification steps designed to ensure database integrity. Newmont staff also conducted regular logging, sampling, laboratory and database reviews. In addition to these internal checks, Newmont contracted independent consultants to perform laboratory, database and mine study reviews. The process of active database quality control and internal and external audits generally resulted in quality data.
The data verification programs concluded that the data collected from the Boddington Operations area adequately support the geological interpretations and constitute a database of sufficient quality to support the use of the data in mineral resource and mineral reserve estimation.
Data that were verified on upload to the database are acceptable for use in mineral resource and mineral reserve estimation.
The QP receives and reviews monthly reconciliation reports from the mine site. Through the review of these reconciliation factors the QP is able to ascertain the quality and accuracy of the

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data and its suitability for use in the assumptions underlying the mineral resource and mineral reserve estimates.
22.9    Metallurgical Testwork
Industry-standard studies were performed as part of process development and initial mill design. Subsequent production experience and focused investigations guided mill alterations and process changes. Testwork programs, both internal and external, continue to be performed to support current operations and potential improvements. From time to time, this may lead to requirements to adjust cut-off grades, modify the process flowsheet, or change reagent additions and plant parameters to meet concentrate quality, production, and economic targets.
Samples selected for testing were representative of the various types and styles of mineralization. Samples were selected from a range of depths within the deposit. Sufficient samples were taken so that tests were performed on sufficient sample mass.
Recovery factors estimated are based on appropriate metallurgical testwork, and are appropriate to the mineralization types and the selected process routes. T The forecast LOM gold recovery is 85% and the forecast LOM copper recovery is 82%. These forecasts do not include the application of recovery degradation to long-term stockpiles of medium-grade ore. Gold recovery is discounted by 3% and copper recovery is discounted by 6% to account for recovery degradation in the business plan. These degradation assumptions were verified by an ongoing stockpile oxidation testwork program.
The mill throughput and associated recovery factors are considered appropriate to support mineral resource and mineral reserve estimation, and mine planning.
Since commissioning in 2009, the operation has actively managed the arsenic level in plant feed and, through concentrate blending techniques, controlled the level in copper concentrate shipments to below the penalty rate trigger, hence no penalties were incurred to the Report date.
Alumina remains the largest penalty element present in the copper concentrate, with shipments regularly exposed to a penalty adjustment. However, at 4–5% Al2O3 the levels are not far off the trigger point of 3% in most contracts and a modification to the process was made during Q1 2019 with the introduction of a cleaner–scalper column which reduces the non-sulfide gangue (i.e., Al2O3) in the concentrate and improves the grade of the concentrate as a result.
22.10    Mineral Resource Estimates
Newmont has a set of protocols, internal controls, and guidelines in place to support the mineral resource estimation process, which the estimators must follow.
Estimation was performed by Newmont personnel. All mineralogical information, exploration boreholes and background information were provided to the estimators by the geological staff at the mines or by exploration staff. Modelling was performed in Leapfrog, with resource estimates in Vulcan, Supervisor software and proprietary geostatistics workflows.
Mineral resources are reported using the mineral resource definitions set out in SK1300, and are reported exclusive of those mineral resources converted to mineral reserves. The reference point for the estimate is in situ.

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Factors which may affect the mineral resource estimates include: metal price assumptions; changes to the assumptions used to generate the NSR cut-off; changes to design parameter assumptions that pertain to the conceptual pit shell design that constrain the mineral resources, including changes to geotechnical, mining and metallurgical recovery assumptions, and changes to royalties levied and any other relevant parameters that are included in and impact the NSR cut-off determination; changes in interpretations of mineralization geometry and continuity of mineralization zones; changes to the dilution skin percentages used for large dolerite dykes; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain the operation within environmental and other regulatory permits, and retain the social license to operate.
22.11    Mineral Reserve Estimates
Mineral reserves were converted from measured and indicated mineral resources. Inferred mineral resources were set to waste. Estimation was performed by Newmont personnel.
All current mineral reserves will be exploited using open pit mining methods or are in stockpiles. The mine plan is based on a 42 Mt/a mill throughput rate. Pit designs are full crest and toe detailed designs with final ramps based on the selected optimum Whittle cones. Pit designs honor geotechnical guidelines. The mine schedule was developed at an NSR cut-off of AU$15.32/t, incorporating the processing cost, metallurgical recovery, incremental ore mining costs, process sustaining capital and tailings dam-related rehabilitation costs.
The block models were constructed to include the expected dilution based on mining methods, bench height and other factors. The current mine and process reconciliation appears to support this assumption.
The mill processes higher-grade ores delivered from the mine at an elevated cut-off. The ore between the elevated cut-off and the marginal cut-off is stockpiled for later processing at the end of the mine life.
Stockpile estimates were based on mine dispatch data; the grade comes from closely-spaced blasthole sampling and tonnages were sourced from truck factors.
Mineral reserves are reported using the mineral reserve definitions set out in SK1300. The reference point for the estimate is the point of delivery to the process plant.
Areas of uncertainty that may materially impact the mineral reserve estimates include: changes to long-term metal price and exchange rate assumptions; changes to metallurgical recovery assumptions; changes to the input assumptions used to derive the pit designs applicable to the open pit mining methods used to constrain the estimates; changes to the forecast dilution and mining recovery assumptions; changes to the cut-off values applied to the estimates; variations in geotechnical (including seismicity), hydrogeological and mining method assumptions; and changes to environmental, permitting and social license assumptions.
22.12    Mining Methods
Mineral reserves were estimated assuming open pit mining, and the use of conventional Owner-operated equipment.

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Open pit designs were assessed and reviewed prior to pit excavation to ensure adequacy and integrity of design geometry with consideration to ground conditions. A continuous system of assessment was implemented and is adhered to during ongoing excavation processes in order to document and verify geological conditions as they were encountered.
The pit dewatering system will continuously receive large volumes of groundwater and surface run-off over the LOM. The long-term dewatering strategy assumes that this trend continues throughout the LOM. The LOM pit dewatering plan will strategically upgrade the in-pit sump pump system (passive dewatering) and dewatering-bores (active dewatering) to cope with operational needs as required.
The LOM plan currently envisages mining at an average rate of approximately 80 Mt/a for 14 years, peaking at 93 Mt/a in 2035, with a maximum rate of advance by pit stage of seven benches per annum and an average of five benches (60 m) per year. The mine life will extend to 2034 with material mined from the open pit. Milling will cease in 2035 after treatment of stockpiled ore.
As part of day-to-day operations, Newmont will continue to perform reviews of the mine plan and consider alternatives to, and variations within, the plan. Alternative scenarios and reviews may be based on ongoing or future mining considerations, evaluation of different potential input factors and assumptions, and corporate directives.
22.13    Recovery Methods
The process plant design was based on a combination of metallurgical testwork, previous study designs, previous operating experience. The design is conventional to the gold industry and has no novel parameters.
The plant will produce variations in recovery due to the day-to-day changes in ore type or combinations of ore type being processed. These variations are expected to trend to the forecast recovery value for monthly or longer reporting periods.
22.14    Infrastructure
The majority of the key infrastructure to support the mining activities envisaged in the LOM is in place. A second TSF will be required for the LOM plan. Within Newmont’s ground holdings, there is sufficient area to allow construction of any additional infrastructure that may be required in the future.
Personnel live either surrounding settlements or stay at the accommodation village.
A number of WRSFs are in use, segregated as oxide or rock facilities. Potentially acid-forming waste is encapsulated as required.
Stockpiles are reclaimed using a preferential high-grade feed strategy, with the lower medium-grade stockpiles being re-handled to the mill towards the end of the LOM. The stockpiles are reclaimed using conventional mining fleet and loading units.
The F1/F3 residue disposal area (RDA) is the current active TSF for the Boddington Operations.

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The current F1/F3 dam has approved capacity to 600 Mt which is sufficient storage for the life of mine reserves to 2025, assuming remaining capacity of 163 Mt, and a 40 Mt/a process rate. The approved facility has 11 perimeter embankments, of which all are in place.
Newmont plans to expand the facility to 750 Mt, which, assuming the same 40 Mt/a process rate, will provide tailings capacity to 2029. The expansion to 750 Mt is not currently permitted. There is sufficient time for Newmont to obtain approval for the TSF expansion prior to 2025, when it is required.
Additional storage that will be required for the LOM beyond 2029 is being evaluated by Newmont. This is currently envisaged as a new RDA with a 250 Mt capacity. Newmont has established a pathway and a timeline for the RDA approval and construction such that storage capacity will be available when needed. There is sufficient time for Newmont to obtain approval for the second RDA prior to 2029, when it is required.
The TSF is operated as a zero-discharge facility; all water is returned to the process facility for reuse.
Process water is supplied direct from the mine pits, from onsite storage reservoirs which were filled in the winter months by pumping from the Hotham River under a license from the Department of Water or from regional water bores which are available year-round. Process water is also sourced as reclamation of water from the decant pond at the TSF.
Power is sourced from the Bluewater Power Station, and transmitted through the State power grid from the power station to the mine site.
22.15    Market Studies
Newmont has an internal marketing department that is tasked with monitoring global commodities markets, including the products from the Boddington Operations. The operations produce a gold–copper concentrate. Newmont has contracts in place for the majority of the copper concentrate. The terms contained within the concentrate sales contracts are typical and consistent with standard industry practice for high-gold, low-copper concentrates. The contracts include industry benchmark terms for metal payables, treatment charges and refining charges for concentrates produced. Depending on the specific contract, the terms for the sale of the copper concentrate are either annually negotiated, benchmark-based treatment and refining charges, or a combination of annually-negotiated terms.
Newmont’s bullion is sold on the spot market, by marketing experts retained in-house by Newmont. The terms contained within the sales contracts are typical and consistent with standard industry practice and are similar to contracts for the supply of doré elsewhere in the world.
The largest in-place contracts other than for product sales cover items such as bulk commodities, operational and technical services, mining and process equipment, and administrative support services. Contracts are negotiated and renewed as needed. Contract terms are typical of similar contracts in Australia that Newmont is familiar with.

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22.16    Environmental, Permitting and Social Considerations
Baseline and supporting environmental studies were completed to assess both pre-existing and ongoing site environmental conditions, as well as to support decision-making processes during operations start-up and restart. Characterization studies were completed for all environmental media including soil, water, waste, air, noise and closure. Plans were developed and implemented to address aspects of operations such as waste and fugitive dust management, spill prevention and contingency planning, water management, and noise levels.
There are five species classified as Threatened Species/Matters of National Environmental Significance in the Project area. All five species have site-specific management plans.
The most recent closure plan was submitted in 2019. The closure estimate, as at 2021, assuming operations to 2036, is calculated as approximately AU$0.5 B.
All major permits and approvals are either in place or Newmont expects to obtain them in the normal course of business. Additional permitting will be required to support the tailings disposal required in the LOM plan. Where permits have specific terms, renewal applications are made of the relevant regulatory authority as required, prior to the end of the permit term.
The operations area is subject to the South West Native Title Settlement.
Newmont has well-established relationships, engagement forums, and a suite of integrated social impact and opportunity-aligned strategic investment partnerships.
22.17    Capital Cost Estimates
Capital costs were based on recent prices or operating data and are at a minimum at a pre-feasibility level of confidence, having an accuracy level of ±25% and a contingency range not exceeding 15%.
Capital costs included funding for infrastructure, pit dewatering, development drilling, and permitting as well as miscellaneous expenditures required to maintain production. Mobile equipment re-build/replacement schedules and fixed asset replacement and refurbishment schedules were included. Sustaining capital costs reflected current price trends.
The overall capital cost estimate for the LOM is AU$1.8 B.
22.18    Operating Cost Estimates
Operating costs were based on actual costs seen during operations and are projected through the LOM plan, and are at a minimum at a pre-feasibility level of confidence, having an accuracy level of ±25% and a contingency range not exceeding 15%.
Historical costs were used as the basis for operating cost forecasts for supplies and services unless there are new contract terms for these items. Labor and energy costs were based on budgeted rates applied to headcounts and energy consumption estimates.
The operating cost estimate for the LOM is AU$11.7 B.

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22.19    Economic Analysis
The NPV5% is US$2.1 B. As the cashflows are based on existing operations where all costs are considered sunk to 1 January 2022, considerations of payback and internal rate of return are not relevant.
22.20    Risks and Opportunities
Factors that may affect the mineral resource and mineral reserve estimates were identified in Chapter 11.13 and Chapter 12.9 respectively.
22.20.1    Risks
The risks associated with the Boddington site are generally those expected with a large surface mining operation and include the accuracy of the resource model, unexpected geological features that cause geotechnical issues, dewatering difficulties and/or operational impacts.
Other risks noted include:
•Commodity price increases for key consumables such diesel, electricity, tires and chemicals would negatively impact the stated mineral reserves and mineral resources;
•Labor cost increases or productivity decreases could also impact the stated mineral reserves and mineral resources, or impact the economic analysis that supports the mineral reserves;
•While the autonomous haulage system is currently operational any unforeseen issues with this innovative system could increase costs and/or lower expected productivities;
•With bauxite mining having precedence over other minerals there is a risk that any unexpected requirement to advance bauxite mining (or delay gold mining) could increase costs and/or delay the expected production profile;
•Geotechnical and hydrological assumptions used in mine planning are based on historical performance, and to date historical performance has been a reasonable predictor of current conditions. Any changes to the geotechnical and hydrological assumptions could affect mine planning, affect capital cost estimates if any major rehabilitation is required due to a geotechnical or hydrological event, affect operating costs due to mitigation measures that may need to be imposed, and impact the economic analysis that supports the mineral reserve estimates;
•The mine plan assumes that the existing TSF can be expanded from 600 Mt to 750 Mt. While there is sufficient time for the permitting process prior to the expansion being required in 2025, if there is a delay in the permitting process or the facility cannot be expanded, this could impact the mine plan, the mineral reserve estimates and the economic analysis that supports the mineral reserve estimates;
•The mine plan assumes that a second RDA can be constructed and permitted. Newmont has established a pathway and a timeline to develop additional tailings capacity such that storage capacity will be available when needed. However, if there are changes to the assumed pathway, to the ability to construct and permit such a facility, or to the timeline

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assumptions, this could impact the mine plan, the mineral reserve estimates and the economic analysis that supports the mineral reserve estimates;
•The mineral reserve estimates are very sensitive to metal prices. Lower metal prices than forecast in the LOM plan may require revisions to the mine plan, with impacts to the mineral reserve estimates and the economic analysis that supports the mineral reserve estimates;
•There are five species classified as Threatened Species/Matters of National Environmental Significance in the Project area. Although there are site-specific management plans in place, if there is a major impact seen on the populations from mining activities, the environmental permits for the operations could be revised or even revoked. The social license to operate could also be impacted;
•Climate changes could impact operating costs and ability to operate;
•There is a risk to the Boddington Operations overall if the Worsley JV were to fail to renew the mining leases, as Newmont’s interest relies on the existence of valid mining tenure.
22.20.2    Opportunities
Opportunities for the Boddington mine include moving the stated mineral resources into mineral reserves through additional drilling and study work. The mineral reserves and mineral resources are based on conservative price estimates for gold and copper so upside exists, either in terms of the potential to estimate additional mineral reserves and mineral resources or improved economics should the prices used for gold and copper be increased.
Opportunities include:
•Conversion of some or all of the measured and indicated mineral resources currently reported exclusive of mineral reserves to mineral reserves, with appropriate supporting studies;
•Upgrade of some or all of the inferred mineral resources to higher-confidence categories, such that such better-confidence material could be used in mineral reserve estimation;
•Higher metal prices than forecast could present upside sales opportunities and potentially an increase in predicted Project economics;
•Potential to link the north and south pits through the saddle area to form a single large open pit through mining and economic studies.
22.21    Conclusions
Under the assumptions presented in this Report, the Boddington Operations have a positive cash flow, and mineral reserve estimates can be supported.

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23.0    RECOMMENDATIONS
As Boddington is an operating mine, the QP has no material recommendations to make.

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24.0    REFERENCES
24.1    Bibliography
Allibone, A.H., Windh, J., Etheridge, M.A., Burton, D., Anderson, G., Edwards, P., Miller, A., Graves, C., Fanning, C.M., and Wysoczanski, R., 1998: Timing Relationships and Structural Controls on the Location of Au–Cu Mineralization at the Boddington Gold Mine, Western Australia: Economic Geology, 93, pp. 245–270.
AMMTEC, 1989: Assessment of Australian Assay Laboratories Boddington Facility: unpublished internal report by AMMTEC to Boddington Gold Mine.
ANCOLD, 2019: Guidelines on Tailings Dams – Planning, Design, Construction, Operation and Closure: July 2019, Revision 1.
AngloGold Ashanti Australia, 2001: AngloGold Inputs for 1999 Wandoo Resource Assessment and the Derivation of a Factor for the Economic Model: unpublished internal report by AngloGold Ashanti Australia to NBGJV, October 2001.
AngloGold Ashanti Australia, 2003: Boddington Joint Venture, 2003 AngloGold–BGM Collaborative Study — Boddington Gold Mine Exploration Data Review and Target Generation: unpublished internal report NBGJV, December 2003.
AngloGold Ashanti Australia, 2004a: Boddington – Drill Hole Bias Examination: unpublished internal report by AngloGold Ashanti Australia to NBGJV, February 2004.
AngloGold Ashanti Australia, 2004b: Boddington Basement Pits Grade Control Information Examination: unpublished internal report by AngloGold Ashanti Australia to NBGJV, March 2004.
AngloGold Ashanti Australia, 2004c: Boddington Geology and Domain Review: unpublished internal report by AngloGold Ashanti Australia to NBGJV, June 2004.
Augenstein, C. et.al. 2012: Boddington Geological Campaign 2012: unpublished internal report by Jigsaw Geoscience to NBG, November 2012.
Barley M.E., Groves D.I. and Blake T.S., 1992: Archaean metal deposits related to tectonics: evidence from Western Australia, Perth, Western Australia: Geology Department and University Extension, University of Western Australia Publication 22, p. 307–324.
Boddington Gold Mining Company, 2003: Review of AGAA Estimation Domains: internal NBGJV report, October 2003.
Boddington Gold Mining Company, 2004a: FSU Local Resource Estimate Quality, Mining Dilution and Recovery Review: internal NBGJV report, January 2004.
Boddington Gold Mining Company, 2004b: Recommended Configuration of the FSU Phase 3 Local Resource Estimate: internal NBGJV report, December 2004.
Douglas, I., 2004: Boddington Drill Hole Bias Investigations: internal memorandum from Newmont Gold Corp. to NBGJV, 4 April, 2004.
Fluor Australia Pty Ltd, 2000: Boddington Expansion Feasibility Study Update: internal report by Fluor Australia Pty Ltd to Boddington Gold Mine, Volume 1 (Executive Summary), Volume 2 (Geology and Resource), Volume 3 (Mining) and Volume 4 (Process).

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Gleeson, K., Tangney, G., Behn, M., and Hutchin, S., 1999: Boddington Gold Mine — Wandoo Project, Wandoo South and North Geology Report, Volume 1: internal report by Boddington Gold Mine.
Golder Associates, 2002: Report on Geological Modeling and Recoverable Resource Estimation of the Wandoo Deposit: internal report by Golder Associates to NBGJV, May 2002.
Golder Associates, 2002: Review of the Effects of Potential Check Assay Biases: unpublished internal report by Golder Associates to NBGJV, May 2002.
Golder Associates, 2003: Report on 2003 Multiple Indicator Kriging Resource Estimate of the Wandoo Deposit, Boddington Gold Mine: internal report by Golder Associates to NBGJV, May 2003.
Golder Associates, 2004a: Kriging Neighborhood Analysis and Re-estimation of the Boddington Gold Mine Expansion Resource Model: internal report by Golder Associates to NBGJV, April 2004.
Golder Associates, 2004b: Review of Acid Rock Drainage Studies for the Boddington Expansion Project: internal report by Golder Associates to NBGJV, April 2004.
Golder Associates, 2005a: Local Resource Estimates for the Boddington Gold Mine Expansion: internal report by Golder Associates to NBGJV, February 2005.
Golder Associates, 2005b: Global Resource Simulation Study for the Boddington Gold Mine Expansion: internal report by Golder Associates to NBGJV, June 2005.
Golder Associates, 2005c: BGME Probability-Based Resource Classification Using Simulations: internal report by Golder Associates to NBGJV, September 2005.
Golder Associates, 2017a: Technical Review of Mineral Resources and Mineral Reserves: internal report by Golder Associates to NBG, May 2017.
Golder Associates, 2017b: Newmont Boddington 2017 Preliminary Ore Reserve: internal report by Golder Associates to NBG, November 2017.
Golder Associates, 2018: Technical Review of 2017 Mineral Resource Update: internal report by Golder Associates to NBG, January 2018.
Kenny, K., Tangney, G., and Rowell, A., 2002: Boddington Expansion Project Wandoo Mineral Resource: internal report by AngloGold Ashanti Australia to NBGJV.
Kirkham, R.V., 1972: Porphyry Deposits: in Blackadar, R.G., ed., Report of Activities Part B, November 1971 to March 1972: Geological Survey of Canada, Paper 72-1b, pp. 62–64.
Knight Piesold Consulting, 2016: F1/F3 Residue Disposal Area 2015 RDA Cone Penetration Testing: internal report by Knight Piesold Consulting to NBG, February 2016
Libby, W.G. and DeLaeter, J.R., 1998: Biotite Rb-Sr Age Evidence for Early Palaeozoic Tectonism and the Cratonic Margin in Southwestern Australia: Australian Journal of Earth Sciences, vol 45, pp. 623–632.
Masters, S., 2008: Audit of the BGM 2007 Resource Model, Boddington Mine, WA: internal report byCS-2 Pty Ltd to NBGJV, September 2008.

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McCuaig, T., and Behn, M., 2001: Boddington Gold Mine: Nature of the Mineralisation in the Wandoo North Basement Resource and Refinements to the Model for Genesis of Mineralisation at Wandoo: internal report by SRK Consulting to NBGJV.
McCuaig, T.C, Behn, M.T., Stein, H., Hagemann, S.G., McNaughton, N., Cassidy, K,F., Champion, D., and Wyborn, L., 2002: The Boddington Gold Mine: a new style of Archaean Au–Cu deposit: in WA Gold Giants, MSc Short Course Notes, Centre for Global Metallogeny, University of WA, pp. 61–64.
Miller, A., Behn, M., and Gleeson K., 1996: Wandoo Prospect Geological Report, Volume 1: internal report by Boddington Gold Mine.
Newmont Mining Corporation, 2014b: Geotechnical Study for Hard Rock Slope Design at Newmont Boddington Gold, 20130328-GT-PROJ-AT- Hard Rock Study Report Final, March 2014.
Newmont Mining Corporation, 2016: 75Deg Steepening Trails: internal report, GT-GM060-20161026-AGJ-FINAL, October 2016.
Newmont Mining Ltd. 2004a: NML Review of Boddington Project Resource: internal report by Newmont Mining Ltd to NBGJV, January 2004.
Newmont Mining Ltd, 2004b: Boddington Drill Hole Bias Investigations: internal report by Newmont to NBGJV, April 2004.
Peattie R., 2004: Boddington Drillhole Bias Examination: internal memorandum from AngloGold Ashanti to NBGJV, 19 February 2004.
Petrucci, P., 2014: Metallurgical Performance Model Update 2014, Newmont Boddington Gold: internal report by Boddington Gold Mine.
Petrucci, P., 2015: 2015 Gold Recovery Function Update, Newmont Boddington Gold: internal report by Boddington Gold Mine.
Petrucci, P., 2021: Impact of Stockpile Oxidation on Recovery at NBG: Newmont Boddington Gold, unpublished internal report by Boddington Gold Mine.
Quantitative Geoscience, 2003: Audit of the 2003 Boddington Resource Estimate: unpublished internal report by Quantitative Geoscience to NBGJV, October 2003.
Ravenscroft, P., 2007: Review of Gold Resource Modeling Methodology, Boddington Mine, WA: internal report by CS-2 Pty Ltd to NBGJV, August 2007.
Roberts, M., 2012: Metallurgical Performance Models, Newmont Boddington Gold: internal report by Boddington Gold Mine.
Rossi, M., 2009: 2009 UC Resource Model Independent Audit Report, Boddington Gold Mine: internal report by GeoSystems International Inc to NBG, September 2009.
Roth, E., 1992: The Nature and Genesis of Archaean Porphyry-Style Cu–Au–Mo Mineralisation at the Boddington Gold Mine, Western Australia: Ph.D. thesis, University of Western Australia.
Runge, K.,2012: Evaluation of Recovery Function Predictions – February 2012: internal report by Metso Process Technology & Innovation to NBG

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Sillitoe, R. H., 2000: Gold-Rich Porphyry Deposits: Descriptive and Genetic Models and their Role in Exploration and Discover: in Gold in 2000, Reviews in Economic Geology, Vol. 13, Society of Economic Geologists.
Sinclair, W.D., 2006: Consolidation and Synthesis of Mineral Deposits Knowledge - Porphyry Deposits: report posted to Natural Resources Canada website 30 January 2006, 14 http://gsc.nrcan.gc.ca/mindep/synth_dep/porph/index_e.php>.
Snowden Consulting, 2012: 2235: Geotechnical Assessment of Fresh Rock Pit Cut-back: April 2012.
SRK Consulting, 2005: Deleterious Elements Modeling: internal report by SRK Consulting to NBGJV, May 2005.
SRK Consulting, 2012. NEM008: Boddington Gold Mine: Geotechnical Study for Final Saprolite Slopes: February 2012.
Stein, H.J., Markey, R.J., Morgan, J.W., Selby, D., Creaser, R.A., McCuaig, T.C., and Behn M., 2001: Re-Os Dating of Boddington Molybdenite, SW Yilgarn: Two Au Mineralization Events: report posted to University of Alberta website.
Stoker, P., 2000: Audit Boddington Expansion QA/QC: internal report to NBGJV, September 2000.
Stoker, P., 2001: Review of Additional QA/QC Data, Boddington Expansion: internal report to NBGJV, February 2001.
Stoker, P., 2002: Review of BGM QA/QC Assay Data, Boddington Expansion: internal report to NBGJV, January 2002.
Surman, J., 1999: Boddington Gold Mine Audit of data used in preparation for the Wandoo Bedrock Resource Estimation: internal report by Snowden Mining Industry Consultants to Boddington Gold Mine.
Symons, P.M., Anderson, G., Beard, T.J., Hamilton, L.M., Reynolds, G.D., Robinson, J.M., Staley, R.W., and Thompson, C.M., 1990: Boddington Gold Deposit: in Geology of the Mineral Deposits of Australia and Papua New Guinea, ed. F. E. Hughes, Australasian Institute of Mining and Metallurgy Monograph 14, Volume 1, pp. 165–169.
Tangney, G., 2000: Boddington Gold Mine Basement Gold Assay Quality Control: internal memorandum by Boddington Gold Mine.
Wilde, S. A., 1976: The Saddleback Group – A Newly-Discovered Archaean Greenstone Belt in the Southwestern Yilgarn Block: Western Australian Geological Survey Annual Report 1975, pp. 92–95.
24.2    Abbreviations and Symbols

Abbreviation/Symbol	Term
AAL	Australian Assay Laboratories
AARL	Anglo American Research Laboratory
AAS	Atomic Absorption Spectrometry
Alcoa	Alcoa of Australia Ltd.
Amdel	Amdel Laboratory

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Abbreviation/Symbol	Term
ARD	acid rock drainage
AU$	Australian dollar
BGJV	Boddington Gold Joint Venture
BGMJV	Boddington Gold Mine Joint Venture
BHP	BHP Minerals Ltd.
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
CNwad	weak acid-dissociable cyanide
CRF	capital recovery factor
CST	cleaner scavenger tailings
DGPS	digital global positioning system
G&A	general and administrative
Genalysis	Genalysis Laboratory
GPS	global positioning system
HPGR	high pressure grinding rolls
ICP-AES	inductively-coupled plasma atomic emission spectroscopy
ICP-MS	inductively coupled plasma–mass spectrometry
ICP-OES	inductively coupled plasma-optical emission spectroscopy
JORC	Joint Ore Reserve Committee
LOM	life-of-mine
MMI	mobile metal ion
MPa
NAPP	net acid-producing potential
NBG	Newmont Boddington Gold
NBGJV	Newmont Boddington Gold Joint Venture
Newmont	Newmont Corporation; formerly Newmont Mining Corporation
NSR	net smelter return
OK	ordinary kriging
QA/QC	Quality assurance and quality control
QP	Qualified Person
RAB	rotary air blast
RC	reverse circulation
RDA	residue disposal area
Reynolds	Reynolds Australia Alumina Ltd.
RL	Relative level
ROM	run-of-mine
RQD	rock quality description
SAG	semi-autogenous grind
SG	Specific gravity
Shell	The Shell Company of Australia Ltd.
SME	Society for Mining, Metallurgy and Exploration
SMU	selective mining unit
TSF	tailing storage facility
UltraTrace	UltraTrace Geoanalytical Laboratories
US	United States

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Abbreviation/Symbol	Term
WA	Western Australia
WA Heritage Act	Aboriginal Heritage Act 1972 (WA)
Worsley	Worsley Alumina Pty Ltd
Worsley JV	Worsley Alumina Joint Venture
24.3    Glossary of Terms

Term	Definition
acid rock drainage/acid mine drainage	Characterized by low pH, high sulfate, and high iron and other metal species.
amphibolite facies
one of the major divisions of the mineral-facies classification of metamorphic rocks, the rocks of which formed under conditions of moderate to high temperatures (500° C, or about 950° F, maximum) and pressures. Amphibole, diopside, epidote, plagioclase, almandine and grossular garnet, and wollastonite are minerals typically found in rocks of the amphibolite facies

ANFO	A free-running explosive used in mine blasting made of 94% prilled aluminum nitrate and 6% No. 3 fuel oil.
ball mill	A piece of milling equipment used to grind ore into small particles. It is a cylindrical shaped steel container filled with steel balls into which crushed ore is fed. The ball mill is rotated causing the balls themselves to cascade, which in turn grinds the ore.
bullion	Unrefined gold and/or silver mixtures that have been melted and cast into a bar or ingot.
Caro’s acid	A reagent (H2SO5)generated through the combination of hydrogen peroxide and sulfuric acid, used in cyanide destruction and detoxification.
comminution/crushing/grinding	Crushing and/or grinding of ore by impact and abrasion. Usually, the word "crushing" is used for dry methods and "grinding" for wet methods. Also, "crushing" usually denotes reducing the size of coarse rock while "grinding" usually refers to the reduction of the fine sizes.
concentrate	The concentrate is the valuable product from mineral processing, as opposed to the tailing, which contains the waste minerals. The concentrate represents a smaller volume than the original ore
cut-off grade	A grade level below which the material is not “ore” and considered to be uneconomical to mine and process. The minimum grade of ore used to establish reserves.
cyanidation	A method of extracting gold or silver by dissolving it in a weak solution of sodium cyanide.
data verification	The process of confirming that data has been generated with proper procedures, has been accurately transcribed from the original source and is suitable to be used for mineral resource and mineral reserve estimation
decline	A sloping underground opening for machine access from level to level or from the surface. Also called a ramp.
density	The mass per unit volume of a substance, commonly expressed in grams/ cubic centimeter.
development	Often refers to the construction of a new mine or; Is the underground work carried out for the purpose of reaching and opening up a mineral deposit. It includes shaft sinking, cross-cutting, drifting and raising.
dilution	Waste of low-grade rock which is unavoidably removed along with the ore in the mining process.
easement	Areas of land owned by the property owner, but in which other parties, such as utility companies, may have limited rights granted for a specific purpose.
electrowinning.	The removal of precious metals from solution by the passage of current through an electrowinning cell. A direct current supply is connected to the anode and cathode. As current passes through the cell, metal is deposited on the cathode. When sufficient metal has been deposited on the cathode, it is removed from the cell and the sludge rinsed off the plate and dried for further treatment.

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Term	Definition
elution	Recovery of the gold from the activated carbon into solution before zinc precipitation or electro-winning.
EM	Geophysical method, electromagnetic system, measures the earth's response to electromagnetic signals transmitted by an induction coil
encumbrance	An interest or partial right in real property which diminished the value of ownership, but does not prevent the transfer of ownership. Mortgages, taxes and judgements are encumbrances known as liens. Restrictions, easements, and reservations are also encumbrances, although not liens.
feasibility study
A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed assessments of all applicable modifying factors, as defined by this section, together with any other relevant operational factors, and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is economically viable. The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.
A feasibility study is more comprehensive, and with a higher degree of accuracy, than a pre-feasibility study. It must contain mining, infrastructure, and process designs completed with sufficient rigor to serve as the basis for an investment decision or to support project financing.

flotation	Separation of minerals based on the interfacial chemistry of the mineral particles in solution. Reagents are added to the ore slurry to render the surface of selected minerals hydrophobic. Air bubbles are introduced to which the hydrophobic minerals attach. The selected minerals are levitated to the top of the flotation machine by their attachment to the bubbles and into a froth product, called the "flotation concentrate." If this froth carries more than one mineral as a designated main constituent, it is called a "bulk float". If it is selective to one constituent of the ore, where more than one will be floated, it is a "differential" float.
flowsheet	The sequence of operations, step by step, by which ore is treated in a milling, concentration, or smelting process.
frother	A type of flotation reagent which, when dissolved in water, imparts to it the ability to form a stable froth
gangue	The fraction of ore rejected as tailing in a separating process. It is usually the valueless portion, but may have some secondary commercial use greenschist facies
one of the major divisions of the mineral facies classification of metamorphic rocks, the rocks of which formed under the lowest temperature and pressure conditions usually produced by regional metamorphism. Temperatures between 300 and 450 °C (570 and 840 °F) and pressures of 1 to 4 kilobars are typical. The more common minerals found in such rocks include quartz, orthoclase, muscovite, chlorite, serpentine, talc, and epidote

high pressure grinding rolls (HPGR)	A type of crushing machine consisting of two large studded rolls that rotate inwards and apply a high pressure compressive force to break rocks.
indicated mineral resource	An indicated mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The term adequate geological evidence means evidence that is sufficient to establish geological and grade or quality continuity with reasonable certainty. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.
inferred mineral resource
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The term limited geological evidence means evidence that is only sufficient to establish that geological and grade or quality continuity is more likely than not. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability.
A qualified person must have a reasonable expectation that the majority of inferred mineral resources could be upgraded to indicated or measured mineral resources with continued exploration; and should be able to defend the basis of this expectation before his or her peers.

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Term	Definition
initial assessment	An initial assessment is a preliminary technical and economic study of the economic potential of all or parts of mineralization to support the disclosure of mineral resources. The initial assessment must be prepared by a qualified person and must include appropriate assessments of reasonably assumed technical and economic factors, together with any other relevant operational factors, that are necessary to demonstrate at the time of reporting that there are reasonable prospects for economic extraction. An initial assessment is required for disclosure of mineral resources but cannot be used as the basis for disclosure of mineral reserves
internal rate of return (IRR)	The rate of return at which the Net Present Value of a project is zero; the rate at which the present value of cash inflows is equal to the present value of the cash outflows.
IP	Geophysical method, induced polarization; used to directly detect scattered primary sulfide mineralization. Most metal sulfides produce IP effects, e.g., chalcopyrite, bornite, chalcocite, pyrite, pyrrhotite
JORC code	The Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Council of Australia, as amended. Provides minimum standards for public reporting to ensure that investors and their advisers have all the information they would reasonably require for forming a reliable opinion on the results and estimates being reported. Adopted by the ASX for reporting ore body size and mineral concentrations.
life of mine (LOM)	Number of years that the operation is planning to mine and treat ore, and is taken from the current mine plan based on the current evaluation of ore reserves.
lithogeochemistry	The chemistry of rocks within the lithosphere, such as rock, lake, stream, and soil sediments
locked cycle flotation test	A standard laboratory flotation test where certain intermediate streams are recycled into previous separation stages and the test is repeated across a number of cycles. This test provides a more realistic prediction of the overall recovery and concentrate grade that would be achieved in an actual flotation circuit, compared with a more simple batch flotation test.
measured mineral resource	A measured mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The term conclusive geological evidence means evidence that is sufficient to test and confirm geological and grade or quality continuity. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit.
mill	Includes any ore mill, sampling works, concentration, and any crushing, grinding, or screening plant used at, and in connection with, an excavation or mine.

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Term	Definition
mineral reserve
A mineral reserve is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.
The determination that part of a measured or indicated mineral resource is economically mineable must be based on a preliminary feasibility (pre-feasibility) or feasibility study, as defined by this section, conducted by a qualified person applying the modifying factors to indicated or measured mineral resources. Such study must demonstrate that, at the time of reporting, extraction of the mineral reserve is economically viable under reasonable investment and market assumptions. The study must establish a life of mine plan that is technically achievable and economically viable, which will be the basis of determining the mineral reserve.
The term economically viable means that the qualified person has determined, using a discounted cash flow analysis, or has otherwise analytically determined, that extraction of the mineral reserve is economically viable under reasonable investment and market assumptions.
The term investment and market assumptions includes all assumptions made about the prices, exchange rates, interest and discount rates, sales volumes, and costs that are necessary to determine the economic viability of the mineral reserves. The qualified person must use a price for each commodity that provides a reasonable basis for establishing that the project is economically viable.

mineral resource
A mineral resource is a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction.
The term material of economic interest includes mineralization, including dumps and tailings, mineral brines, and other resources extracted on or within the earth’s crust. It does not include oil and gas resources, gases (e.g., helium and carbon dioxide), geothermal fields, and water.
When determining the existence of a mineral resource, a qualified person, as defined by this section, must be able to estimate or interpret the location, quantity, grade or quality continuity, and other geological characteristics of the mineral resource from specific geological evidence and knowledge, including sampling; and conclude that there are reasonable prospects for economic extraction of the mineral resource based on an initial assessment, as defined in this section, that he or she conducts by qualitatively applying relevant technical and economic factors likely to influence the prospect of economic extraction.

net present value (NPV)	The present value of the difference between the future cash flows associated with a project and the investment required for acquiring the project. Aggregate of future net cash flows discounted back to a common base date, usually the present. NPV is an indicator of how much value an investment or project adds to a company.
net smelter return (NSR)	A defined percentage of the gross revenue from a resource extraction operation, less a proportionate share of transportation, insurance, and processing costs.
open pit	A mine that is entirely on the surface. Also referred to as open-cut or open-cast mine.
ounce (oz) (troy)	Used in imperial statistics. A kilogram is equal to 32.1507 ounces. A troy ounce is equal to 31.1035 grams.
overburden	Material of any nature, consolidated or unconsolidated, that overlies a deposit of ore that is to be mined.
penalty elements	Elements that when recovered to a flotation concentrate, attract a penalty payment from the smelting customer. This is because those elements are deleterious, and cause quality, environmental or cost issues for the smelter. Includes elements such as As, Hg and Pb.
plant	A group of buildings, and especially to their contained equipment, in which a process or function is carried out; on a mine it will include warehouses, hoisting equipment, compressors, repair shops, offices, mill or concentrator.

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Boddington Operations Western Australia Technical Report Summary

Term	Definition
preliminary feasibility study, pre-feasibility study
A preliminary feasibility study (prefeasibility study) is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a qualified person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing and an effective plan to sell the product.
A pre-feasibility study includes a financial analysis based on reasonable assumptions, based on appropriate testing, about the modifying factors and the evaluation of any other relevant factors that are sufficient for a qualified person to determine if all or part of the indicated and measured mineral resources may be converted to mineral reserves at the time of reporting. The financial analysis must have the level of detail necessary to demonstrate, at the time of reporting, that extraction is economically viable

probable mineral reserve	A probable mineral reserve is the economically mineable part of an indicated and, in some cases, a measured mineral resource. For a probable mineral reserve, the qualified person’s confidence in the results obtained from the application of the modifying factors and in the estimates of tonnage and grade or quality is lower than what is sufficient for a classification as a proven mineral reserve, but is still sufficient to demonstrate that, at the time of reporting, extraction of the mineral reserve is economically viable under reasonable investment and market assumptions. The lower level of confidence is due to higher geologic uncertainty when the qualified person converts an indicated mineral resource to a probable reserve or higher risk in the results of the application of modifying factors at the time when the qualified person converts a measured mineral resource to a probable mineral reserve. A qualified person must classify a measured mineral resource as a probable mineral reserve when his or her confidence in the results obtained from the application of the modifying factors to the measured mineral resource is lower than what is sufficient for a proven mineral reserve.
proven mineral reserve	A proven mineral reserve is the economically mineable part of a measured mineral resource. For a proven mineral reserve, the qualified person has a high degree of confidence in the results obtained from the application of the modifying factors and in the estimates of tonnage and grade or quality. A proven mineral reserve can only result from conversion of a measured mineral resource.
qualified person
A qualified person is an individual who is a mineral industry professional with at least five years of relevant experience in the type of mineralization and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and an eligible member or licensee in good standing of a recognized professional organization at the time the technical report is prepared.
For an organization to be a recognized professional organization, it must:
(A)    Be either:
(1)    An organization recognized within the mining industry as a reputable professional association, or
(2)    A board authorized by U.S. federal, state or foreign statute to regulate professionals in the mining, geoscience or related field;
(B)    Admit eligible members primarily on the basis of their academic qualifications and experience;
(C)    Establish and require compliance with professional standards of competence and ethics;
(D)    Require or encourage continuing professional development;
(E)    Have and apply disciplinary powers, including the power to suspend or expel a member regardless of where the member practices or resides; and;
(F)    Provide a public list of members in good standing.

reclamation	The restoration of a site after mining or exploration activity is completed.
refining	A high temperature process in which impure metal is reacted with flux to reduce the impurities. The metal is collected in a molten layer and the impurities in a slag layer. Refining results in the production of a marketable material.

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Boddington Operations Western Australia Technical Report Summary

Term	Definition
resistivity	Observation of electric fields caused by current introduced into the ground as a means of studying earth resistivity in geophysical exploration. Resistivity is the property of a material that resists the flow of electrical current
rock quality designation (RQD)	A measure of the competency of a rock, determined by the number of fractures in a given length of drill core. For example, a friable ore will have many fractures and a low RQD.
rod mill	A rotating cylindrical mill which employs steel rods as a grinding medium.
royalty	An amount of money paid at regular intervals by the lessee or operator of an exploration or mining property to the owner of the ground. Generally based on a specific amount per tonne or a percentage of the total production or profits. Also, the fee paid for the right to use a patented process.
run-of-mine (ROM)	Rehandle where the raw mine ore material is fed into the processing plant’s system, usually the crusher. This is where material that is not direct feed from the mine is stockpiled for later feeding. Run-of-mine relates to the rehandle being for any mine material, regardless of source, before entry into the processing plant’s system.
semi-autogenous grinding (SAG)	A method of grinding rock into fine powder whereby the grinding media consists of larger chunks of rocks and steel balls.
specific gravity	The weight of a substance compared with the weight of an equal volume of pure water at 4°C.
strike length	The horizontal distance along the long axis of a structural surface, rock unit, mineral deposit or geochemical anomaly.
supergene	Mineral enrichment produced by the chemical remobilization of metals in an oxidized or transitional environment.
tailings	Material rejected from a mill after the recoverable valuable minerals have been extracted.

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Boddington Operations Western Australia Technical Report Summary

25.0    RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT
25.1    Introduction
The QP fully relied on the registrant for the information used in the areas noted in the following sub-sections. The QP considers it reasonable to rely on the registrant for the information identified in those sub-sections, for the following reasons:
•The registrant has been owner and operator of the gold mining operations for over 10 years;
•The registrant has employed industry professionals with expertise in the areas listed in the following sub-sections;
•The registrant has a formal system of oversight and governance over these activities, including a layered responsibility for review and approval;
•The registrant has considerable experience in each of these areas.
25.2    Macroeconomic Trends
•Information relating to inflation, interest rates, discount rates, exchange rates, and taxes was obtained from the registrant.
This information is used in the economic analysis in Chapter 19. It supports the assessment of reasonable prospects for economic extraction of the mineral resource estimates in Chapter 11, and inputs to the determination of economic viability of the mineral reserve estimates in Chapter 12.
25.3    Markets
•Information relating to market studies/markets for product, market entry strategies, marketing and sales contracts, product valuation, product specifications, refining and treatment charges, transportation costs, agency relationships, material contracts (e.g., mining, concentrating, smelting, refining, transportation, handling, hedging arrangements, and forward sales contracts), and contract status (in place, renewals), was obtained from the registrant.
This information is used in the economic analysis in Chapter 19. It supports the assessment of reasonable prospects for economic extraction of the mineral resource estimates in Chapter 11, and inputs to the determination of economic viability of the mineral reserve estimates in Chapter 12.
25.4    Legal Matters
•Information relating to the corporate ownership interest, the mineral tenure (concessions, payments to retain property rights, obligations to meet expenditure/reporting of work conducted), surface rights, water rights (water take allowances), royalties, encumbrances,

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Boddington Operations Western Australia Technical Report Summary

easements and rights-of-way, violations and fines, permitting requirements, and the ability to maintain and renew permits was obtained from the registrant.
This information is used in support of the property description and ownership information in Chapter 3, the permitting and mine closure descriptions in Chapter 17, and the economic analysis in Chapter 19. It supports the reasonable prospects of economic extraction for the mineral resource estimates in Chapter 11, and the assumptions used in demonstrating economic viability of the mineral reserve estimates in Chapter 12.
25.5    Environmental Matters
•Information relating to baseline and supporting studies for environmental permitting, environmental permitting and monitoring requirements, ability to maintain and renew permits, emissions controls, closure planning, closure and reclamation bonding and bonding requirements, sustainability accommodations, and monitoring for and compliance with requirements relating to protected areas and protected species was obtained from the registrant.
This information is used when discussing property ownership information in Chapter 3, the permitting and closure discussions in Chapter 17, and the economic analysis in Chapter 19. It supports the reasonable prospects of economic extraction for the mineral resource estimates in Chapter 11, and the assumptions used in demonstrating economic viability of the mineral reserve estimates in Chapter 12.
25.6    Stakeholder Accommodations
•Information relating to social and stakeholder baseline and supporting studies, hiring and training policies for workforce from local communities, partnerships with stakeholders (including national, regional, and state mining associations; trade organizations; fishing organizations; state and local chambers of commerce; economic development organizations; non-government organizations; and, state and federal governments), and the community relations plan was obtained from the registrant.
This information is used in the social and community discussions in Chapter 17, and the economic analysis in Chapter 19. It supports the reasonable prospects of economic extraction for the mineral resource estimates in Chapter 11, and the assumptions used in demonstrating economic viability of the mineral reserve estimates in Chapter 12.
25.7    Governmental Factors
•Information relating to taxation and royalty considerations at the Project level, monitoring requirements and monitoring frequency, bonding requirements, and violations and fines was obtained from the registrant.
This information is used in the discussion on royalties and property encumbrances in Chapter 3, the monitoring, permitting and closure discussions in Chapter 17, and the economic analysis in Chapter 19. It supports the reasonable prospects of economic extraction for the mineral resource estimates in Chapter 11, and the assumptions used in demonstrating economic viability of the mineral reserve estimates in Chapter 12.

Date: February, 2022	Page 25-2